SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ/MF Nº 02.808.708/0001-07
NIRE Nº 35.300.157.770
Listed Company

To the Shareholders,

We present the following Management Proposal regarding the matters set forth in the agenda for the Ordinary and Extraordinary Shareholders’ Meetings of the Company to be held on April 28, 2010:

Annual General Meeting:

1.  Analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2009.

We propose the approval of the financial statements related to the fiscal year ended December 31, 2009, as disclosed on March 4, 2010 on the websites of the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) through the Periodical Information System (IPE) and the Valor Econômico newspaper and the Official Gazette of the State of São Paulo (“Financial Statements”).

We also stress that, pursuant to item III of Article 9 of Instruction Nº 481 issued by the Brazilian Securities Commission (“CVM”) on December 17, 2009 (“CVM Instruction Nº 481/09”), the information set forth in Annex I of this Proposal, reflects our comments on the financial status of the Company.

2.  Allocation of the net profits for the Fiscal Year and Ratification of the distribution of interest on own capital and dividends approved by the Board of Directors at meetings held on April 13, 2009, June 29, 2009, August 11, 2009 and November 9, 2009.

We propose that the net profits for the Fiscal Year ended December 31, 2009 are allocated as indicated in the Financial Statements and as defined in detail in Annex II of this Proposal, drawn up in compliance with Item II of §1 of Article 9 of CVM Instruction Nº 481/09, as well as ratifying the distribution of interest on own capital and dividends approved by the Board at meetings held on April 13, 2009, June 29, 2009, August 11,2009 and November 9, 2009.

3.  Ratification of the amounts paid out as overall remuneration allocated to the Management of the Company for the 2009 Fiscal Year and establishing the overall remuneration of the Management for the 2010 Fiscal Year.

We propose that the amounts be ratified, paid out as overall remuneration allocated to the Management of the Company for the 2009 Fiscal Year, as well as establishing the overall remuneration of the Management for the 2010 Fiscal Year at an Overall value of up to R$ 33,152,476.00

We explain that the information required for the necessary analysis of the Proposal presented on the remuneration of the Management, as set forth in Article 12 of CVM Instruction Nº 481/09, is set forth in Annex III of this Proposal, particularly items 1 - 4.

4.  Election of the members of the Fiscal Council of the Company and their respective alternates for the 2010 Fiscal Year, establishing their overall remuneration for the 2010 Fiscal Year.

The controlling shareholders of the Company informed its Management that they will appoint Messrs. (i) Alvaro Antonio Cardoso de Souza, Portuguese, married, economist, bearer of Identity Card RNE Nº W401505-E (SE/DPMAF/DPF) and registered with the Treasury Ministry under Personal Tax CPF Nº 249.630.118-91, as a Member of the Fiscal Council of the Company; (ii) Celso Clemente Giacometti, Brazilian, married, administrator and accountant, bearer of Identity Card RG Nº 3179758-1 SSP/SP and registered with the Treasury Ministry under Personal Tax CPF Nº 029.303.408-78, as a Member of the Fiscal Council of the Company; (iii) Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG Nº 01.433.665-5 SSP/RJ and registered with the Treasury Ministry under Personal Tax CPF Nº 009.251.367-00, as an alternate Member of the Fiscal Council of the Company; and (iv) Ary Waddington, Brazilian, married, economist and accountant, bearer of Identity Card RG Nº 01.139.7777-5 - IFP-RJ and registered with the Treasury Ministry under Personal Tax CPF Nº 004.469.397-49, as an alternate Member of the Fiscal Council of the Company.

With regard to the overall remuneration of the Fiscal Council, we propose that this be established at an amount of up to R$ 1,169,186.00, with the remuneration of the alternate Members corresponding to half the amount received by the full Members.

We explain that, pursuant to Article 10 of CVM Instruction Nº 481/09, the information on the candidates nominated as Members of the Fiscal Council Member of the Company listed above is presented in detail in Annex IV of this Proposal.

Extraordinary General Meeting:

1.  Increase in the capital stock through the issue of shares arising from the partial capitalization of the tax benefit.

We propose that the capital stock of the Company be increased through the issue of new shares in connection with the partial capitalization of the tax benefit, in the terms of and for the reasons set forth in Annex V of this Proposal, drawn up in compliance with the provisions stipulated in Article 14 of CVM Instruction Nº 481/09.

2.  Increase in the capital stock with no issue of shares arising from the partial capitalization of the tax benefit.

In addition to the increase in the capital stock mentioned above, we propose that the capital stock of the Company be increased again due to the partial capitalization of the tax benefit, now without issuing new shares.  The information and justifications of the Management for the second increase in capital stock are set forth in due detail in Annex V of this Proposal, drawn up in compliance with the provisions stipulated in Article 14 of CVM Instruction Nº 481/09.

3.  Rewriting the Company By-Laws.

Moreover, we propose that the Company By-Laws be rewritten, as set forth in Annex VI (a) of this Proposal, where we present a copy of the Company By-Laws with the proposed alterations highlighted, together with information on the respective origins and justifications thereof, in addition to an analysis of the resulting legal and economic effects, when pertinent, pursuant to Article 11 of CVM Instruction Nº 481/09.

4.  Consolidation of the Company By-Laws.

We also propose that the consolidation of the Company By-Laws be approved, as set forth in Annex VI (b) of this Proposal.

5.  Review of the Stock Option Plan.

Finally, we propose a review of the Stock Option Plan, in compliance with the terms and conditions set forth in detail in Annex VII of this Proposal, and pursuant to Article 13 of CVM Instruction Nº 481/09.

São Paulo, March 26, 2010.

The Management
Companhia de Bebidas das Américas – AmBev

ANNEX I

Base Date: December 31, 2009

(pursuant to Item 10 of Annex 24 of CVM Instruction Nº 480, dated December 17, 2009)

1.  COMMENTS FROM THE DIRECTORS

a) general financial and asset conditions

The current working capital of the Company is sufficient for its current needs, and its cash resources, including third party loans, are sufficient to underwrite the financing of its activities and cover its funding requirements for at least the next twelve months.

The Executive Board feels that the Company offers sufficient equity and financial conditions as required to implement its business plan and comply with its short and medium term obligations.

b) capital structure and possibility of redeeming shares or quotas (R$ 000)

The capital structure consists of 55% of equity and 45% of third party financing.  On December 31, 2008, this structure was divided into 50% of equity and 50% of third party financing, while on December 31, 2007 this consisted of 48% of equity and 52% of third party financing.

On December 31, 2009, the Company had a cash position of R$ 4,024.3 million.  On this same date, the net debt totaled R$ 3,236.9 million.  On December 31, 2008, the cash position was R$ 3,280.0 million and the net debt totaled R$ 7,377.8 million.  In turn, on December 31, 2007, the Company had R$ 2,240.9 million in cash and a net debt of R$ 7,559.9 million.

There is no possibility of redeeming the shares issued by the Company other than as set forth by law.

c) payment capacity compared to financial commitments accepted

In view of the Company debt profile, its cash flow and liquidity position, the directors believe that the company has sufficient liquidity and capital resources to cover its investments, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unaltered.  Should it be necessary to take out loans to finance its investments and acquisitions, the directors feel that the Company is able to do so.

d) sources of financing for working capital and investments in non-current assets used

The Company currently has a negative working capital cycle, meaning that there is no need to finance its working capital.  With regard to investments in non-current assets, the current cash position and the expected cash flow generation are sufficient to cover these investments.

e) sources of financing for working capital investments in non-current assets that it intends to use to cover shortfalls in liquidity

The Company has relationships with leading Brazilian banks, and has also accessed the Brazilian and international capital markets already.  In case of any shortfall in liquidity, it will turn to these sources.

f) indebtedness levels and debt characteristics

Most of the Company loans are taken out for general use, based on strategic capital structure aspects.  Although seasonal factors affect the Company businesses, they have little influence on its loan requirements.

The Company debt was structured in a manner to avoid clustering any significant maturity dates in any specific year, and is linked to different interest rates.  The most important rates are: (i) Fixed Rate for the Bond 2011, Bond 2013, Bond 2017 and BRL working capital (Labatt); (ii) Basket of Currencies (UMBNDES) and the Long Term Interest Rate (TJLP), for loans taken out with Brazil’s National Social and Economic Development Bank (BNDES); (iii) Interbank Deposit Certificates (CDI) for the debentures; and (iv) Canadian Bankers’ Acceptance Rate for the debt held by its subsidiary Labatt Brewing Company Limited in Canada.  The Company has a policy of hedging 100% of its debts in foreign currency.

The following table presents the Company debt instrument profiles:

AmBev Debt Profile – December 31,  2009

Debt Instruments	Short Term	Long Term	Total
Debt denominated in USD
Fixed Rate
Face Value		1,938	1,938
Average Pay-Out Rate		9.65%	9.65%
Basket of Currencies Debt BNDES
Floating Rate
Basket of Currencies Debt
Floating Rate	115	307	422
UMBNDES + Average Pay-Out Rate	5.18%	5.18%	5.18%
International Debt
Debt denominated in Reais
Fixed Rate		1,188	1,188
Average Pay-Out Rate		14.39%	14.39%
International Debt
Debt denominated in CAD
Fixed Rate		866	866
Average Pay-Out Rate		1.64%	1.64%
International Debt
Other Latin American Currencies
Fixed Rate	359	24	383
Average Pay-Out Rate	11.04%	10.12%	10.98%
International Debt
Debt denominated in USD
Fixed Rate	78	341	419
Average Pay-Out Rate	6.42%	4.88%	5.16%
Debt denominated in Reais Floating Rate – LTIR
Face Value	50	92	142
LTIR + Average Pay-Out Rate	8.30%	8.30%	8.30%
Debt in Reais – ICMS Fixed Rate
Face Value	14	188	202
Average Pay-Out Rate	2.58%	2.58%	2.58%
Debt in Reais – Floating Rate Debentures– CDI
Face Value		1,247	1,247
Average Pay-Out Rate % CDI		101.50%	101.50%
Debt in Reais – Floating Rate
Face Value	85	268	354
Average Pay-Out Rate	10.09%	9.50%	9.64%
Debt in Reais –Agro-Ind Cred – TR
Face Value	100		100
Average Pay-Out Rate	9.82%		9.82%
Total Debt	801	6,460	7,261

g) use constraints on financing already taken out (R$ 000)

At the moment, the Company has a total of R$ 4,497,170 in lines of credit with banks in the Brazilian market, R$ 3,805,170 of which are being used and R$ 692,000 are unused.

In Canada, the Company has CAD$ 680,000 of committed credit lines with a consortium of banks. Of this total, CAD$ 282,600 are withdrawn and CAD$ 397,400 are available.

h) significant alterations in each item of the Financial Statement

The significant alterations in the Financial Statements of the Company are presented below.

EARNINGS STATEMENT FOR THE FISCAL YEAR

(R$ million)	Year Ended on December 31,
	2009	2008	2007
Earnings Statement IFRS	(R$ million)

Net Sales	23,194.0	20,713.2	19,579.5
Cost of Sales	(7,731.9)	(7,217.6)	(6,599.2)
Gross Profit	15,462.1	13,495.5	12,980.4
Sales and Marketing Expenses	(5,542.0)	(4,956.3)	(4,609.1)
Administrative Expenses	(1,478.1)	(1,037.0)	(1,012.9)
Other operating income/(expenses)	539.3	383.5	306.8
Special Items	196.6	(59.2)	72.5
Income from Operations	9,177.9	7,826.5	7,737.8
Net finance expense	(982.1)	(1,190.8)	(1,163.1)
Income tax expense	(2,208.1)	(1,447.2)	(1,510.1)
Share of results of associates	0.7	2.3	4.2
Net Income	5,988.4	5,190.9	5,068.8
Attributable to:
Equity holders of AmBev	5,986.1	5,119.1	5,003.4
Minority interest	2.3	71.8	65.4

Operating earnings for the Fiscal Year ended December 31, 2009 compared to 2008

The consolidated earnings of the Company are presented below:

	Highlights of the Consolidated Financial Information
	2009	2008	% Variation
IFRS	(R$ million, except amounts related to volumes, percentages and values per share)

Sales volumes - 000 hectoliters	154,722.3	146,962.8	5.3%
Net sales	23,194.0	20,713.2	12.0%
Net revenues per hectoliter -R$.hl	149.9	140.9	6.4%
Cost of sales	(7,731.9)	(7,217.6)	7.1%
Gross Profit	15,462.1	13,495.5	14.6%
Gross margin (%)	66.7%	65.2%
Sales and Marketing Expenses	(5,542.0)	(4,956.3)	11.8%
Administrative expenses	(1,478.0)	(1,037.0)	42.5%
Other operating income/(expenses)	539.3	383.5	40.6%
Special Items(1)	196.6	(59.2)
Operating income	9,177.9	7,826.5	17.3%
Operating margin (%)	39.6%	37.8%
Net incomes	5,988.4	5,190.9	15.4%
Net margin	25.8%	25.1%

Amounts may not add due to rounding
(1) Information presented as Non-recurring items in the Financial Statements dated December 31, 2008

Margin Analysis

The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009	2008
	(%)	(%)

Net sales	100.0	100.0
Cost of sales	(33.3)	(34.8)
Gross profit	66.7	65.2
Sales and marketing expenses	(23.9)	(23.9)
Administrative expenses	(6.4)	(5.0)
Other operating income/(expenses)	2.3	1.8
Special items	0.8	(0.3)
Operating income	39.6	37.8

Financial Highlights by Business Segment

The following table sets forth certain financial highlights by business segment for the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009					2008
	Brazil	Hila-Ex(1)	Quinsa(2)	Canada	Total	Brazil	Hila-Ex(1)	Quinsa(2)	Canada	Total
Net sales	14.632.1	782.1	3,826.5	3,953.3	23,194.0	13,058.7	613.2	3,300.4	3,740.9	20,713.2
Cost of sales	(4,411.3)	(489.5)	(1,490.8)	(1,340.3)	(7,731.9)	(4,181.1)	(421.0)	(1,395.3)	(1,220.2)	(7,217.6)
Gross Profits	10,220.8	292.7	2,335.8	2,612.8	15,462.1	8,877.6	192.2	1,905.1	2,520.7	13,495,5
Selling, general and administrative expenses	(4,384.5)	(471.7)	(855.1)	(1,308.8)	(7,020.1)	(3,611.9)	(383.6)	(727.3)	(1,270.6)	(5,993.3)
Other operating income/(expenses)	523.6	25.9	(14.6)	4.4	539.3	309.5	26.1	24.7	23.2	383.5
Special Items	228.1	(8.4)	(13.5)	(9.6)	196.6	(42.5)	(5.5)	(6.9)	(4.3)	(59.2)
Operating Income	6,588.0	(161.6)	1,452.5	1,299.0	9,177.9	5,532.7	(170.8)	1,195.6	1,269.0	7,826.6
 (1) Operations in Spanish-speaking Latin America excluding the operations of Quilmes Industrial (Quinsa) Société Anonyme.
(2) Includes Argentina, Bolívia, Paraguay, Uruguay and Chile.
Net Sales

Net sales increased by 12% for the year ended December 31, 2009 to R$23,194.0 million from R$20.713.2 million  in the same period in 2008.

	Net sales Year ended December 31,
	2009		2008		% Variation
	(R$ million, except percentages)
Latin America North	15,414.2	66.5%	13,671.9	66.0%	12.7%
Brazil	14,632.1	63.1%	13,058.7	63.0%	12.0%
Beer Brazil(1)	12,064.7	52.0%	10,759.5	51.9%	12.1%
CSD&NANC(2)	2,567.4	11.1%	2,299.2	11.1%	11.7%
HILA-ex(3)	782.1	3.4%	613.2	3.0%	27.5%
Quinsa	3,826.5	16.5%	3,300.4	15.9%	15.9%
Canada	3,953.3	17.0%	3,740.9	18.1%	5.7%
AmBev Consolidated	23,194.0	100.0%	20,713.2	100.0%	12.0%
(1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Quilmes Industrial (Quinsa) Société Anonyme.

	Sales Volumes Year ended December 31,
	2009		2008		% Variation
	(000 hectoliters, except percentages)
Latin America North	109,796.1	71.0%	101,518.0	69.1%	8.2%
Brazil	103,397.8	66.8%	95,093.9	64.7%	8.7%
Beer Brazil(1)	76,277.6	49.3%	69,960.9	47.6%	9.0%
CSD&NANC(2)	27,120.3	17.5%	25,132.9	17.1%	7.9%
HILA-ex(3)	6,398.2	4.1%	6,424.1	4.4%	(0.4)%
Quinsa	33,318.7	21.5%	33,697.8	22.9%	(1.1)%
Canada	11,607.5	7.5%	11,747.0	8.0%	(1.2)%
AmBev Consolidated	154,722.3	100,0%	146,962.8	100.0%	5.3%
(1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Quilmes Industrial (Quinsa) Société Anonyme.

	Net income per hectoliters Year ended December 31,
	2009	2008	% Variation
	(In reais except percentages)
Latin America North	140.4	134.7	4.2%
Brazil	141.5	137.3	3.1%
Beer Brazil(1)	158.2	153.8	2.9%
CSD&NANC(2)	94.7	91.5	3.5%
HILA-ex(3)	122.2	95.5	28.0%
Quinsa	114.8	97.9	17.3%
Canada	340.6	318.5	6.9%
AmBev Consolidated	149.9	140.9	6.4%
 (1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Quilmes Industrial (Quinsa) Société Anonyme.

Latin America North Operations

Brazilian Operations

Net sales from our Brazilian operations increased by 12.0% for the year ended December 31, 2009 to R$14,632.1  million from R$13,058.7 million in the same period in 2008.

Beer Brazil. Net sales of beer in Brazil increased by 12.1% for the year ended December 31, 2009 to R$12,064.7 million from R$10,759.5 million in the same period in 2008. Main drivers that contributed to this growth were: (i) organic beer sales volume growth of 9.9%, reflecting an increase in the industry due to favorable weather, higher income and the positive impact of our market share gains driven by innovations and (ii) organic growth of 2.4% in revenue per hectoliter, which reached R$158.2. This increase was a result of a price increase in 2009, partly offset by an increase in taxes in January 2009.

CSD & NANC. Net sales increased by 11.7% for the year ended December 31, 2009 to R$2,567.4 million from R$2,299.2 million in the same period in 2008. Main drivers that contributed to this growth were (i) organic sales volume growth of 8.1%, mainly driven by market growth and (ii) an increase in revenues per hectoliter of 3.5% reaching R$94.7. This increase was positively impacted by the price repositioning implemented during 2009, partially offset by higher taxation on sales.

HILA-Ex Operations

AmBev’s operations in HILA-ex experienced an increase in net sales of 27.5% in 2009, to R$782.1 million. The main reason for the increase in revenue was the increase in revenue per hectoliter driven by prices adjustments in line with inflation.

Latin America South Operations

Quinsa’s net sales were R$3,826.5 million in 2009, compared to R$3,300.4 million in 2008, yielding a growth of 15.9% in the period. The main reason for the increased revenues was an organic growth of 19.5% in revenues per hectoliter, reaching R$114.8, driven by prices increases and revenue management initiatives, together with strong performance from our premium brands, despite beer and soft drinks volume decline of 1.6% and 7.4%, respectively. When combined, volume of both categories declined 3.9%.

Canada Operations

Labatt’s operations in Canada contributed R$3,953.3 million to AmBev’s consolidated revenues, an increase of 5.7%. This result is explained by increases in revenue per hectoliter of 6.9% driven by increase in prices, impacted by sales volume decrease of 1.2% in the Canadian market, resulting from beer industry decline and market share loss.

Cost of Sales

Total cost of sales increased by 7.1% for the year ended December 31, 2009 to R$7,731.9 million from R$7,217.6 million in the same period in 2008. As a percentage of our net sales, total cost of sales decreased to 33.3% in 2009 from 34.8% in 2008.

	COGS per hectoliter Year ended December 31,
	2009	2008	% Variation
	(R$ except percentages)

Latin America North	44.6	45.3	(1.5)%
Brazil	42.7	44.0	(3.0)%
Beer Brazil(1)	44.7	46.1	(2.9)%
CSD&NANC(2)	36.8	38.1	(3. 2)%
HILA-ex(3)	76.5	65.5	16. 7%
Quinsa	44.7	41.4	8.1%
Canada	115.5	103.9	11.2%
AmBev Consolidated	50.0	49.1	1.8%
(1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Quilmes Industrial (Quinsa) Société Anonyme.

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 5.5% for the year ended December 31, 2009 to R$4,411.3 million from R$4,181.2 million in the same period in 2008.

On a per-hectoliter basis, our Brazilian operations’ cost of sales decreased by 3.0% for the year ended December 31, 2009 to R$42.7/hl from R$44.0/hl in the same period in 2008.

Beer Brazil. Cost of sales for our Brazilian beer operations increased by 5.8% for the year ended December 31, 2009 to R$3,411.9 million from R$3,224.3 million in the same period in 2008. On a per hectoliter basis, cost of sales for our Brazilian Beer operations decreased by 2.9% for the year ended December 31, 2009. The main factors that led to this decrease were (i) better currency hedges, (ii) productivity initiatives and (iii) better dilution of fixed costs.

CSD & Nanc Cost of sales for the CSD & Nanc segment in Brazil increased 4.4%, reaching R$999.4 million. The cost of sales per hectoliter decreased 3.2%, totaling R$36.8, positively impacted by gains through our currency hedging contracts and lower PET prices, which more than offset the effects of inflation on labor costs and higher sugar hedges.

HILA-Ex Operations

The cost of sales in HILA-ex operations increased 16.3%, reaching R$489.5 million in 2009. The main effect for this increase is based on currency impacts and higher commodity prices, which were partially offset by productivity gains.

Latin America South Operations

Quinsa’s cost of sales were R$1,490.8 million in 2009 a 6.8% increase from 2008. On a per hectoliter basis, cost of sales increased by 8.1% in the year. The main reasons for this increase were (i) higher commodity prices and (ii) general inflation and higher labor costs, mainly in Argentina, both partially offset by higher productivity.

Canada Operations

Cost of sales for Labatt increased 9.9% for the year ended December 31, 2009 to R$1,340.3 million from R$1,220.2 million in the same period in 2008. This increase is mainly due to (i) higher Aluminum and USD Hedge rates in Canada, (ii) lower dilution costs and (iii) higher import costs.

Gross Profit

Gross profit increased by 14.6% for the year ended December 31, 2009 to R$15,462.1 million from R$13,495.5 million in the same period in 2008. The table below sets forth the contribution of each business unit to AmBev’s consolidated gross profit.

	Gross Profits
	2009			2008
	(R$ in millions, except percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	10,513.4	68.0%	68.2%	9,069.8	67.2%	66.3%
Brazil	10,220.8	66.1%	69.9%	8,877.6	65.8%	68.0%
Beer Brazil(1)	8,652.8	56.0%	71.7%	7,535.3	55.8%	70.0%
CSD&NANC(2)	1,568.0	10.1%	61.1%	1,342.3	9.9%	58.4%
HILA-ex(3)	292.7	1.9%	37.4%	192.2	1.4%	31.3%
Quinsa	2,335.8	15.1%	61.0%	1,905.1	14.1%	57.7%
Canada	2,612.7	16.9%	66.1%	2,520.7	18.7%	67.4%
AmBev Consolidated	15,462.1	100.0%	66.7%	13,495.5	100.0%	65.2%
(1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Quilmes Industrial (Quinsa) Société Anonyme.
Selling, General and Administrative Expenses

AmBev’s selling, general and administrative expenses amounted to R$7,020.1 million for the year ended December 31, 2009, a 17.1% increase over the same period in 2008. An analysis of selling, general and administrative expenses at each business unit is set forth below.

Latin America North Operations

Brazilian Operations

Selling, general and administrative expenses in Brazil amounted to R$4,384.5 million for the year ended December 31, 2009, an increase of 21.4% over the same period in 2008.

Beer Brazil. Selling, general and administrative expenses reached R$3,754.4 million for the year ended December 31, 2009, increasing 21.3% over the same period in 2008. The main elements that resulted in higher operating expenses were: (i) volume growth, (ii) higher accruals for variable compensation, (iii) market investments to support the launch of innovations throughout the year and (iv) general inflation.

CSD & NANC. Selling, general and administrative expenses for the CSD & NANC segment were R$630.0 million for the year ended December 31, 2009, an increase of 22.0% over the same period in 2008. The main elements that generated higher operating expenses were inflation, higher accruals for variable compensation and market investments.

HILA-ex

Selling, general and administrative expenses for AmBev’s operations in HILA-ex amounted to R$471.7 million for the year ended December 31, 2009, increasing 23.0% compared to the same period in 2008 primarily as a result of general inflation, mainly in Venezuela, which were partially offset by gains on fixed costs.

Latin America South Operations

Selling, general and administrative expenses totaled R$855.1 million for the year ended December 31, 2009, increasing 17.6% over the same period in 2008. This increase is mostly explained by higher transportation and labor costs caused by inflation, additional marketing spend to support the launch of innovations, and higher personnel related costs.

Canada Operations

Labatt’s selling, general and administrative expenses was R$1,308.8 million for the year ended December 31, 2009, an increase of 3.0% as compared to 2008. In Canadian dollars, selling, general and administrative expenses were almost flat against 2008, as a result of focus on fixed cost reduction as a way to reduce pressure on cost on year's result.

Other Operating Income (Expense)

Other operating income in 2009 represented a net gain of R$539.3 million compared to R$383.5 million in 2008.

The breakdown of the main items is provided below:

(i) gain of R$303.7 million related to government grants as a result of fiscal incentives granted by some Brazilian States with respect to a value added tax in sales (ICMS) and

(ii) gain of R$127.2 million related to tax credits recovered from previous years.

Special items

Special items totaled R$196.6 million income in 2009, compared to R$59.2 million special losses in 2008, primarily due to gains from the perpetual license of the Labatt brands in the United States.

Operating Income

Operating income increased by 17.3% for the year ended December 31, 2009 to R$9,177.9 million from R$7,826.5 million in the same period in 2008, primarily as a result of higher gross profit which was partly offset by higher sales and marketing expenses.

Net Finance Cost

Our financial result was an expense of R$982.1 million, compared to an expense in 2008 of R$1,190.8 million. This results is explained by: (i) lower net interest expenses due to the retirement of certain debt that matured during the period and was not renewed, (ii) losses with respect to derivative instruments, which relate to the results of our ongoing hedging policy and (iii) higher other financial expenses.

AmBev’s total indebtedness decreased R$3,396.6 million compared to 2008, while its cash and cash equivalents increased R$744.3 million, highlighting the Company’s strong cash generation in 2009. As a result, there was a decrease of R$4,140.9 million in AmBev’s net debt.

Income Tax Expense

Our consolidated income tax and social contribution for the year ended December 31, 2009 was a charge of R$2,208.1 million, up 52.5% from R$1,447.2 million in 2008. At our weighted nominal tax rate of 32.5%, income tax for the year ended December 31, 2009 would have amounted to R$2,540.6  million. Our effective income tax rate in the year ended December 31, 2009 was 26.9%, against 21.8% in 2008. The main reasons behind our tax rate increase during the year are some hedge expenses that are non-deductible and tax deferred liabilities over earnings of foreign subsidiaries, plus a higher EBT, which is taxable at a full rate.

Net Income

Net income increased by 15.4% for the year ended December 31, 2009 to R$5,988.4 million from R$5,190.9 million in the same period in 2008.

Minority Interest

Minority interest totaled R$2.3 million compared to R$71.8 million in 2008.  The main reason for this variation was the reversal of the provision for minorities, calculated over some subsidiaries of our HILA-Ex operations, which used to have liabilities until the fourth quarter of 2008.

Operating earnings for the Fiscal Years ended December 31, 2008 compared to 2007

The consolidated earnings of the Company are presented below:

	Highlights of the Consolidated Financial Information
	2008	2007	% Variation
IFRS	(R$ million, except amounts related to volume, percentages and values per share)

Sales volumes - 000 hectoliters	146,962.8	142,916.5	2.8%
Net sales revenues	20,713.2	19,579.5	5.8%
Net revenues per hectoliter -R$ /hl	140.9	137.0	2.9%
Cost of sales	(7,217.6)	(6,599.2)	9.4%
Gross Profits	13,495.5	12,980.4	4.0%
Gross margin (%)	65.2%	66.3%
Sales and marketing expenses	(4,956.3)	(4,609.1)	7.5%
Administrative expenses	(1,037.0)	(1,012.9)	2.4%
Other operating income/(expenses)	383.5	306.8	25.0%
Operating profits	7,885.7	7,665.2	2.9%
Special items	(59.2)	72.5
Operating Income(1)	7,826.5	7,737.8	1.1%
Operating margin (%)	37.8%	39.5%
Net Income	5,190.9	5,068.8	2.4%
Net margin	25.1%	25.9%
_______________
Amounts may not add due to rounding

Margin Analysis

The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2008 and 2007:

	Year ended December 31,
	2008	2007
	(%)	(%)

Net sales revenues	100.0	100.0
Cost of sales	(34.8)	(33.7)
Gross Profits	65.2	66.3
Sales and Marketing expenses	(23.9)	(23.5)
Administrative expenses	(5.0)	(5.2)
Other operating income/(expenses)	1.8	1.5
Special Items	(0.3)	(0.4)
Operating income	37.8	39.5

Financial Highlights by Business Segment

The following table sets forth certain financial highlights by business segment for the years ended December 31, 2008 and 2007::

	Year ended December 31,
	2008					2007
	Brazil	Hila-Ex(1)	Quinsa(2)	Canada	Total	Brazil	Hila-Ex(1)	Quinsa(1)	Canada	Total
Net sales revenues	13,058.7	613.2	3,300.4	3,740.9	20,713.2	12,394.8	680.6	2,673.4	3,830.7	19,579.5
Cost of sales	(4,181.1)	(421.0)	(1,395.3)	(1,220.2)	(7,217.6)	(3,902.3)	(404.1)	(1,132.0)	(1,160.8	(6,599.2)
Gross Profits	8,877.6	192.2	1,905.1	2,520.7	13,495.5	8,492.6	276.4	1,541.4	2,669.9	12,980.4
Selling, general and administrative expenses	(3,611.9)	(383.6)	(727.3)	(1,270.6)	(5,993.3)	(3,249.5)	(369.6)	(651.2)	(1,351.7)	(5,622.0)
Other operating income/(expenses)	309.5	26.1	24.7	23.2	383.5	324.9	(1.4)	(31.8)	15.0	306.8
Special Items	(42.5)	(5.5)	(6.9)	(4.3)	(59.2)	41.5	(4.4)	(3.8)	39.3	72.5
Operating income	5,532.7	(170.8)	1,195.6	1,269.0	7,826.6	5,609.6	(98.8)	854.5	1,372.4	7,737.6
 (1) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Quilmes Industrial (Quinsa) Société Anonyme.
(2) Quilmes Industrial (Quinsa) Société Anonyme.

Net Sales

Net sales increased by 5.8% for the year ended December 31, 2008 to R$20,713.2 million from R$19,579.5 million in the same period in 2007.

	Net Sales Revenues Year ended December 31,
	2008		2007		% Variation
	(R$ million, except percentages)
Latin America North	13,671.9	66.0%	13,075.4	66.8%	4.6%
Brazil	13,058.7	63.0%	12,394.8	63.3%	5.4%
Beer Brazil(1)	10,759.5	51.9%	10,283.9	52.5%	4.6%
CSD&NANC(2)	2,299.2	11.1%	2,110.9	10.8%	8.9%
HILA-ex(3)	613.2	3.0%	680.6	3.5%	(9.9)%

Quinsa	3,300.4	15.9%	2,673.4	13.6%	23.5%
Canada	3,740.9	18.1%	3,830.7	19.6%	(2.3)%
AmBev Consolidated	20,713.2	100.0%	19,579.5	100.0%	5.8%
 (1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Quilmes Industrial (Quinsa) Société Anonyme.

	Sales Volumes Year ended December 31,
	2008		2007		% Variation
	(000 hectoliters, except percentages)
Latin America North	101,518.0	69.1%	100,885.7	70.6%	0.6%
Brazil	95,093.9	64.7%	94,607.6	66.2%	0.5%
Beer Brazil(1)	69,960.9	47.6%	70,124.5	49.1%	(0.2)%
CSD&NANC(2)	25,132.9	17.1%	24,483.1	17.1%	2.7%
HILA-ex(3)	6,424.1	4.4%	6,278.1	4.4%	2.3%
Quinsa	33,697.8	22.9%	30,524.2	21.4%	10.4%
Canada	11,747.0	8.0%	11,506.6	8.0%	2.1%
AmBev Consolidated	146,962.8	100.0%	142,916.5	100.0%	2.8%
(1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Quilmes Industrial (Quinsa) Société Anonyme.

	Net Revenues Per Hectoliter Year ended December 31,
	2008	2007	% Variation
	(R$ except percentages)
Latin America North	134.7	129.6	3.9%
Brazil	137.3	131.0	4.8%
Beer Brazil(1)	153.8	146.7	4.9%
CSD&NANC(2)	91.5	86.2	6.1%
HILA-ex(3)	95.5	108.4	(11.9)%
Quinsa	97.9	87.6	11.8%
Canada	318.5	332.9	(4.3)%
AmBev Consolidated	140.9	137.0	2.9%
(1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Quilmes Industrial (Quinsa) Société Anonyme.

Latin America North Operations

Brazilian Operations

Net sales from our Brazilian operations increased by 5.4% for the year ended December 31, 2008 to R$13,058.7 million from R$12,394.8 million in the same period in 2007.

Beer Brazil. Net sales of beer in Brazil increased by 4.6% for the year ended December 31, 2008 to R$10,759.5 million from R$10,283.9 million in the same period in 2007. This was due to 4.9% growth in net sales per hectoliter in 2008, mainly as a result of price increases during the year.

CSD & NANC. Net sales increased by 8.9% for the year ended December 31, 2008 to R$2,299.2 million from R$2,110.9 million in the same period in 2007. This was due to a volume growth of 2.7% in the period driven by market share gains during the year and net sales per hectoliter growth of 6.1% driven by price increases and better product mix.

HILA-Ex Operations

AmBev’s operations in HILA-ex experienced a decrease in net sales of 9.9% in 2008, to R$613.2 million. The main reasons for the decrease were lower beer volumes due to market share losses and industry decline in the full year in Venezuela as well as a depreciation of the Brazilian Real against the local currencies.

Latin America South Operations

Quinsa’s net sales were R$3,300.4 million in 2008, compared to R$2,673.4 million in 2007, yielding a growth of 23.5% in the period. The main reasons for the increased revenues were volume growth driven by industry performance and market share gains as well as pricing in line with inflation and good premium mix, partly offset by negative impact from the devaluation of the Brazilian Reais against the currencies in the Quinsa markets.

Canada Operations

Labatt’s operations in Canada contributed R$3,740.9 million to AmBev’s consolidated revenues, a reduction of 2.3%. Labatt delivered volume growth of 2.1% driven by industry growth and market share gains, higher net sales per hectoliter at 2.6% in local currency, but revenues in Brazilian Reais declined due to the depreciation of the Brazilian Real vs. the Canadian dollar in the period.

Cost of Sales

Total cost of sales increased by 9.4% for the year ended December 31, 2008 to R$7,217.6 million from R$6,599.2 million in the same period in 2007. As a percentage of our net sales, total cost of sales increased to 34.8% in 2008 from 33.7% in 2007.

	COGS per hectoliter Year ended December 31,
	2008	2007	% Variation
	(In reais except percentages)

Latin America North	45.3	42.7	6.2%
Brazil	44.0	41.2	6.6%
Beer Brazil(1)	46.1	41.8	10.3%
CSD&NANC(2)	38.1	39.7	(4.1)%
HILA-ex(3)	65.5	64.4	1.8%
Quinsa	41.4	37.1	11.7%
Canada	103.9	100.9	3.0%
AmBev Consolidated	49.1	46.2	6.4%
(1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Quilmes Industrial (Quinsa) Société Anonyme.

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 7.1% for the year ended December 31, 2008 to R$4,181.2 million from R$3,902.3 million in the same period in 2007.

On a per-hectoliter basis, our Brazilian operations’ cost of sales increased by 6.6% for the year ended December 31, 2008 to R$44.0/hl from R$41.2/hl in the same period in 2007.

Beer Brazil. Cost of sales for our Brazilian beer operations increased by 10.0% for the year ended December 31, 2008 to R$3,224.3 million from R$2,930.6 million in the same period in 2007. On a per hectoliter basis, cost of sales for our Brazilian Beer operations increased by 10.3% for the year ended December 31, 2008 as a result of higher commodities’ prices, mainly malt and corn, general inflation and lower fixed cost absorption, partly offset by favorable results from our currency hedges in the period.

HILA-Ex Operations

The cost of sales in HILA-ex operations increased 4.2%, reaching R$421.0 million. The main factor leading to this increase is general inflation and commodities’ pressures, partly offset by translation gains from local currencies to Brazilian Reais.

Latin America South Operations

Quinsa’s cost of sales were R$1,395.3 million in 2008 a 23.3% increase from 2007. On a per hectoliter basis, cost of sales increased by 11.7% in the year. The main factors explaining the increase in cost of sales are commodities and personnel related costs, partly offset by translation gains from local currencies to Brazilian Reais.

Canada Operations

Cost of sales for Labatt increased 5.1% for the year ended December 31, 2008 to R$1,220.2 million from R$1,160.8 million in the same period in 2007. In Canadian Dollars, the cost of sales were up 7.2% as a result of double digit growth in commodities’ prices, partly offset by productivity gains and fixed cost savings.

Gross Profit

Gross profit increased by 4.0% for the year ended December 31, 2008 to R$13,495.5 million from R$12,980.4 million in the same period in 2007. The table below sets forth the contribution of each business unit to AmBev’s consolidated gross profit.

	Gross Profits
	2008			2007
	(R$ million, except percentages)
	Amount	%	Margin	Amount	%	Margin
Latin America North	9,069.8	67.2%	66.3%	8,769.1	67.5%	67.1%
Brazil	8,877.6	65.8%	68.0%	8,492.6	65.4%	68.5%
Beer Brazil(1)	7,535.3	55.8%	70.0%	7,353.4	56.6%	71.5%
CSD&NANC(2)	1,342.3	9.9%	58.4%	1,139.2	8.8%	54.0%
HILA-ex(3)	192.2	1.4%	31.3%	276.4	2.1%	40.6%
Quinsa	1,905.1	14.1%	57.7%	1,541.4	11.9%	57.7%
Canada	2,520.7	18.7%	67.4%	2,669.9	20.6%	69.7%
AmBev Consolidated	13,495.5	100.0%	65.2%	12,980.4	100.0%	66.3%
(1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Quilmes Industrial (Quinsa) Société Anonyme.

Selling, General and Administrative Expenses

AmBev’s selling, general and administrative expenses amounted to R$5,993.3 million for the year ended December 31, 2008, a 6.6% increase over the same period in 2007. An analysis of selling, general and administrative expenses at each business unit is set forth below.

Latin America North Operations

Brazilian Operations

Selling, general and administrative expenses in Brazil amounted to R$3,611.8 million for the year ended December 31, 2008, an increase of 11.2% over the same period in 2007.

Beer Brazil. Selling, general and administrative expenses reached R$3,095.4 million for the year ended December 31, 2008, increasing 11.7% over the same period in 2007. The main elements that resulted in the increase in such operating expenses were general inflation, higher mix of direct distribution and off-trade channel mix, launching and supporting of our innovations during the year and fixed cost inefficiencies due to lack of volume growth.

CSD & NANC. Selling, general and administrative expenses for the CSD & NANC segment were R$516.5 million for the year ended December 31, 2008, an increase of 8.0% over the same period in 2007. The main elements responsible for this increase were general inflation and higher net sales, partly offset by fixed cost savings and more efficient media and events procurement.

HILA-ex

Selling, general and administrative expenses for AmBev’s operations in HILA-ex amounted to R$383.6 million for the year ended December 31, 2008, increasing 3.8% compared to the same period in 2007 as a result of general inflation, partly offset by the depreciation of local currencies versus the Brazilian Real.

Latin America South Operations

Selling, general and administrative expenses totaled R$727.3 million for the year ended December 31, 2008, increasing 11.7% over the same period in 2007. This increase is explained by general inflation, and increased investments to support our brands and innovations in the period, partly offset by the depreciation of local currencies versus the Brazilian Real.

Canada Operations

Labatt’s selling, general and administrative expenses was R$1,270.6 million for the year ended December 31, 2008, a decrease of 6.0% as compared to 2007. In Canadian Dollars, sales, general and administrative expense decreased by 0.9%. This increase is a result of general inflation and increased investments to support our brands and innovations, partly offset by better efficiency in our commercial programs.

Other Operating Income (Expense)

The net balance of other operating income and expenses for the year ended December 31, 2008 represented a gain of R$383.5 million, 25.0% higher in relation to the gain of R$306.8 million recorded in 2007. This increase is a result of higher gains from disposal of property, plant and equipment and other operating income recognized during the period.

The breakdown of the main entries is shown as follows: (i) a gain of R$238.3 million referring to government grants to AmBev’s subsidiaries in Brazil, compared to a gain of R$232.0 million in 2007; (ii) a gain of R$58.7 million derived from tax credits, in comparison to a gain of R$46.1 million in 2007; (iii) an expense of R$29.1 million regarding to additions to provisions, compared to a gain of R$17.9 million in 2007; (iv) gains from disposal of property, plant and equipment of R$46.6 million, compared to R$2.3 million in 2007; and (v) a gain of R$69.0 million relating to other operating income (net), in comparison to a gain of R$8.5 million in 2007.

Special items

Special items in 2008 were a net expense of R$59.2 million compared to net gains of R$72.5 million in 2007. The 2008 and 2007 non-recurring restructuring charges of R$20.6 million and R$8.2 million, respectively, relate to the realignment of the structure and processes in all geographical segments. Assets disposals in 2007 were comprised of the sale of a real state in Labatt. In 2008, we incurred non-recurring litigation related expenses totaling R$21.6 million. During 2007 we incurred in gains totaling R$41.5 million related primarily to the reversal of provisions for tax contingencies for which the Company obtained a final favorable ruling from the tax authorities. In 2008, M&A advisory fees expenses totaling R$17.1 million were related to expenses incurred with advisors in prospective M&A transactions.

Operating Income

Operating income increased by 1.1% for the year ended December 31, 2008 to R$7,826.5 million from R$7,737.7 million in the same period in 2007, primarily as a result of higher gross profit which was partly offset by higher sales and marketing expenses.

Net Finance Cost

Our financial income consists of gains from hedging instruments that are not part of a hedge accounting relationship, gains on non-derivative financial instruments at fair-value, interest income and others. Our finance cost consist of interest expenses, taxes on financial transactions, interest on contingencies and others.

Financial income for the year ended December 31, 2008 was R$256.8 million compared to R$236.3 million in the same period in 2007 as higher gains from hedging instruments which are not part of a hedge accounting relationship were partly offset by lower other financial income.

Finance cost for the year ended December 31, 2008 was R$1,447.6 million compared to R$1,399.3 million in the same period in 2007. This difference is primarily a result of higher interest expenses which were partly offset by lower taxes on financial transactions in 2008 due to the discontinuation of the CPMF tax in Brazil.

Net finance cost results for the year ended December 31, 2008 remained relatively stable at a loss of R$1,190.8 million, compared to a loss of R$1,163.0 million in the same period of 2007.

Income Tax Expense

Our consolidated income tax and social contribution for the year ended December 31, 2008 was a charge of R$1,447.8 million, down 4.1% from R$1,510.1 million in 2007. At our weighted nominal tax rate of 32.7%, income tax for the year ended December 31, 2008 would have amounted to R$2,022.5 million. Our effective income tax rate in the year ended December 31, 2008 of 21.8% was positively impacted by R$134.7 million of non-taxable government grants, R$337.4 million of tax benefit from deductibility of interest on own capital and R$174.0 million of tax benefit from deductibility of goodwill amortization, partly offset by dividends withholding taxes totaling R$47.7 million.

Net Income

Net income increased by 2.4% for the year ended December 31, 2008 to R$5,190.9. million from R$5,068.8 million in the same period in 2007.

Minority Interest

Minority shareholders in our consolidated subsidiaries shared gain of R$71.8 million for the year ended December 31, 2008 compared to a gain of R$65.4 million in 2007. This increase is primarily a result of improved performance in the results of Quinsa during the year.

BALANCE SHEET

(Expressed in millions of Brazilian reais)	As of December 31,
	2009	2008	2007
Assets

Non-current assets
Property, plant and equipment	6,595.1	7,304.6	6,047.5
Goodwill	17,527.5	17,912.4	17,180.6
Intangible assets	1,932.6	2,492.9	2,042.6
Investments in associates	24.3	30.5	22.5
Investment securities	246,9	317.4	240.6
Deferred tax assets	1,368.5	1,817.8	1,841.4
Employee benefits	13.7	19.9	18.5
Trade and other receivables	2,089.3	2,624.2	2,809.0
	29,797.8	32,519.6	30,202.7
Current assets
Investment securities	73.3	0.1	174.8
Inventories	1,488.1	2,018.1	1,450.9
Taxes receivable	986.2	479.7	528.9
Trade and other receivables	3,652.5	3,428.7	2,912.2
Cash and cash equivalents	4,042.9	3,298.9	2,308.2
Assets held for sale	60.2	67.9	102.6
	10,303.1	9,293.4	7,477.7

Total assets	40,101.0	41,813.0	37,680.4

Equity and liabilities

Equity
Issued Capital	6,832.1	6,602.0	6,105.2
Reserves	(1,365.6)	321.5	(944.7)
Retained earnings	16,550.9	13,864.0	12,959.4
Equity attributable to equity holders of AmBev	22,017.4	20,787.5	18,120.0
Minority interests	278.7	224.1	506.7
	278.7	224.1	506.7
Non-current liabilities
Interest –bearing loans and borrowings	6,460.2	7,069.6	7,530.3
Employee benefits	767.9	784.3	814.1
Deferred tax liabilities	502.2	821.2	697.2
Trade and other payables	663.6	626.4	665.5
Provisions	919.3	962.9	950.1
	9,313.2	10,264.3	10,657.3
Current liabilities
Bank overdrafts	18.6	18.8	67.3
Interest-bearing loans and borrowings	801.1	3,588.2	2,270.5
Taxes payables	1,295.9	680.8	844.2
Trade and other payables	6,279.9	6,147.5	5,131.1
Provisions	96.2	101.8	83.2
	8,491.7	10,537.1	8,396.4

Total equity and liabilities	40,101.0	41,813.0	37,680.4

Balance Sheet for the year ended December 31, 2009 compared to 2008

Assets

Property, Plant and Equipment

On December 31, 2009, property, plant and equipment totaled R$ 6,595.1 million, compared to R$ 7,304.6 million on December 31, 2008.  The variation, resulted in a net decrease of R$ 709.5 million, or 9.7%, is shown in the following table:

	2009					2008
(Expressed in millions of Brazilian reais)	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	3,280.2	9,982.1	1,984.8	796.0	16,043.1	13,770.6
Effect of movements in foreign exchange	(355.3)	(1,104.2)	(141.5)	(86.8)	(1,687.7)	1,055.5
Acquisition through business combinations	7.2	8.3	1.6	-	17.0	-
Acquisitions	6.1	209.7	51.5	1,039.8	1,307.1	1,783.1
Disposals	(35.0)	(100.4)	(109.0)	(0.7)	(245.2)	(367.5)
Transfer to other asset categories	130.9	597.9	199.2	(1,145.0)	(217.0)	(232.8)
Other (i)	118.1	488.0	34.1	8.8	649.0	34.2
Balance at end of year	3,152.2	10,081.4	2,020.7	612.1	15,866.3	16,043.1

Depreciation and Impairment
Balance at end of previous year	(1,283.5)	(6,188.3)	(1,266.6)	-	(8,738.5)	(7,723.0)
Effect of movements in foreign exchange	93.6	590.4	83.8	-	767.8	(433.6)
Depreciation	(111.1)	(775.1)	(222.8)	-	(1,109.0)	(1,015.0)
Acquisition through business combinations	-	-	-	-	-	-
Impairment losses(ii)	-	(100.9)	-	-	(100.9)	(99.2)
Disposals	4.1	79.9	100.2	-	184,2	324.8
Transfer to other asset categories	(0.3)	198.0	3.0	-	200.7	207.5
Other (i)	(83.4)	(401.2)	9.0	-	(475.6)	-
Balance at end of year	(1,380.6)	(6,597.2)	(1,293.4)	-	(9,271.3)	(8,738.5)
Carrying amount:
December 31, 2008	1,996.7	3,793.8	718.2	796.0	7,304.6	7,304.6
December 31, 2009	1,771.6	3,484.2	727.3	612.1	6,595.1	-
(1) In 2009, includes monetary restatement from the application of IAS 29 on our operations in Venezuela, in the net amount of R$ 123.8, of which R$ 551.3 corresponding to the acquisition cost and R$427.5 corresponding to depreciation.

 (2) Refers mainly to returnable packaging losses.

Goodwill

On December 31, 2009, goodwill totaled R$ 17,527.5 million, compared to R$ 17,912.4 million on December 31, 2008.  The variation, resulted in a net decrease of R$ 384.9 million, or 2.1%, is shown in the following table:

Balance at end of previous year	17,912.4
Effect of movements in foreign exchange	(535.8)
Acquisitions through business combinations and of minority interests(i)	150.9
Balance at end of year	17,527.5

(i) The most relevant acquisitions that occurred in 2009 were the acquisition of the total minorities interests in AmBev Dominicana and AmBev Company S.A. (parent company of Compañía Cervecera AmBevPerú S.A.C.). These transactions generated a goodwill equivalent to R$ 96.5  and R$ 34.3, respectively, at the acquisition date.

Intangible assets

On December 31, 2009, intangible assets totaled R$ 1,932.6 million, compared to R$ 2,492.9 million on December 31, 2008.  This variation, that resulted in a net decrease of R$ 560.3 million, or 22.5%, is due mainly to the devaluation of the intangible assets in Brazilian reais, in the amount of R$ 568.1 million, due to the valuation of the Brazilian real against the investee´s functional  currencies.

Trade and other receivables

On December 31, 2009, trade and other receivables totaled R$ 5,741.8 million, compared to R$ 6,052.9 million on December 31, 2008.  The decrease of R$ 311.1  million, or 5.1% is due mainly to the use of R$ 351.0 million in tax credits during 2009, as shown in the following table:

(Expressed in millions of Brazilian reais)	2009	2008
Non-current
Trade receivables	18.2	17.4
Cash deposits for guarantees	497.8	547.6
Tax credits	1,282.8	1,633.8
Taxes receivable	225.7	340.4
Other receivables	64.8	85.0
	2,089.3	2,624.2

	2009	2008
Current
Trade receivables	1,771.3	1,832.6
Interest receivable	52.5	40.1
Taxes receivable	317.3	316.7
Derivative financial instruments with positive fair value	975.6	819.4
Prepaid expenses	365.9	322.0
Other receivables	169.9	97.9
	3,652.5	3,428.7

Inventories

On December 31, 2009, inventories totaled R$ 1,488.1 million, compared to R$ 2,018.1 million on December 31, 2008.  The reduction of R$ 530.0 million or 26.3% is due mainly to the decrease in inventories of raw materials and consumables in 2009, as shown in the following table:

(Expressed in millions of Brazilian reais)	2009	2008
Prepayments	102.6	195.4
Raw material and consumables	918.6	1,275.9
Work in progress	106.2	113.4
Finished goods	339.1	403.7
Goods purchased for resale	21.6	29.6
	1,488.1	2,018.0

Taxes receivable

On December 31, 2009, taxes receivable totaled R$ 986.2 million, compared to R$ 479.7 million on December 31, 2008.  The variation of R$ 506.5 million, or 105.6%, is due mainly to: (i) the increase of R$ 314.5 million in anticipated income tax and social security in Brazil, compared to the anticipations made in 2008; and (ii) tax credits reclassification, in the amount of R$ 229.0 million, that were classified as receivables under non-current assets and has been transferred to current taxes receivables.

Cash and Cash Equivalents

The cash and cash equivalents totaled R$ 4,042.9 million on December 31, 2009, compared to R$ 3,298.9 million on December 31, 2008.  The increase of R$ 744.0 million or 22.6%, is due mainly to the operating cash flow generation in 2009, that increased  in 23.7%, compared to 2008.

Liabilities

Equity

On December 31, 2009, the equity totaled R$ 22,017.4 million, compared to R$ 20,787.5 million on December 31, 2008.  The increase of R$ 1,229.9 million or 5.9% is due mainly to the net profits for the 2009 Fiscal Year, in the amount of R$ 5,986.1 million, which were partially offset by the distribution of dividends in the amount of R$ 3,301.7 million and the devaluation of investments in Brazilian Reais in the amount of R$ 1,544.2 million, due to the valuation of the Brazilian real against the investee’s functional  currencies.

Interest-bearing loans and borrowings

The current and non-current interest-bearing loans and borrowings totaled R$ 7,261.3 million on December 31, 2009, compared to R$ 10,657.8 million on December 31, 2008.  The reduction of R$ 3,396.6 million, or 31.9% in the gross indebtedness for the year ended December 31, 2009 is due mainly to the payment of: (i) the Promissory Note issued on April 15, 2008 in the amount of R$ 1,500.00 million, which matured on April 13, 2009; (ii) the debenture issued on July 1, 2006 in the amount of R$ 817.1, which matured on July 1, 2009; and (iii) the Agroindustrial Credit with Brazil’s National Social and Economic Development Bank (BNDES), the first of which was released on March 30, 2007, in the amount of R$ 200.0 million, with a drawdown deadline of March 30, 2009 and the second released on June 27, 2007, in the amount of R$ 165.0 million, with a released value of R$ 100.0 million and an amortized value of R$ 65.0 million, with a drawdown deadline of April 27, 2009.

The remaining reduction in the indebtedness was due to foreign exchange variation gains on debts in US dollars and losses arising from the adjustment to market value of hedge accounting debts.

Taxes payables

On December 31, 2009, the taxes payables totaled R$ 1,295.9 million, compared to R$ 680.8 million on December 31, 2008.  The increase of R$ 615.1, or 90.3%, was due mainly to the increase in the taxable profits in 2009, compared to 2008.

Deferred tax (assets and liabilities)

On December 31, 2009, the deferred  tax (assets and liabilities) totaled R$ 866.3 million, compared to R$ 996.6 million on December 31, 2008.  The reduction of R$ 130.3 million, or 13.1%, is shown in the following tables:

(Expressed in millions of Brazilian reais)	2009
	Assets	Liabilities	Net
Property, plant and equipment	3.6	(209.9)	(206.4)
Intangible assets	22.1	(399.7)	(377.6)
Goodwill	155.1	-	155.1
Inventories	10.2	(2.2)	8.0
Trade and other receivables	23.2	-	23.2
Interest-bearing loans and borrowings	1.8	(97.5)	(95.7)
Employee benefits	332.6	(39.8)	292.8
Provisions	426.3	(4.2)	422.1
Derivatives	174.9	-	174.9
Other items	59.7	(116.6)	(56.9)
Loss carryforwards	526.9	-	526.9
Gross deferred tax assets / (liabilities)	1,736.2	(869.8)	866.3
Netting by taxable entity	(367.6)	367.6	-
Net deferred tax assets / (liabilities)	1,368.5	(502.2)	866.3

(Expressed in millions of Brazilian reais)	2008
	Assets	Liabilities	Net
Property, plant and equipment	13.6	(245.9)	(232.3)
Intangible assets	38.4	(560.9)	(522.5)
Goodwill	198.4	-	198.4
Inventories	13.6	(17.8)	(4.2)
Other investments	0.3	(9.5)	(9.2)
Trade and other receivables	27.6	-	27.6
Interest-bearing loans and borrowings	98.0	(270.1)	(172.1)
Employee benefits	401.8	(4.5)	397.3
Provisions	421.7	-	421.7
Derivatives	20.6	(68.5)	(47.9)
Other items	89.8	(113.7)	(23.9)
Loss carryforwards	963.7	-	963.7
Gross deferred tax assets / (liabilities)	2,287.5	(1,290.9)	996.6
Netting by taxable entity	(469.7)	469.7	-
Net deferred tax assets / (liabilities)	1,817.8	(821.2)	996.6

Balance Sheet for the year ended December 31, 2008 compared to 2007

Assets

Property, Plant and Equipment

On December 31, 2008, property, plant and equipment totaled R$ 7,304.6 million, compared to R$ 6,047.5 million on December 31, 2007.  The variation, that resulted in a net increase of R$ 1,257.1 million, or 20.8%, is shown in the following table:

	2008					2007
(Expressed in millions of Brazilian reais)	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total

Acquisition cost Balance at end of previous year	2,945.2	8,635.8	1,771.4	418.1	13,770.6	13,655.9
Effect of movements in foreign exchange	215.2	683.3	84.5	72.4	1.055.5	(619.9)
Acquisition through business combinations	-	-	-	-	-	392.2
Acquisitions	18.9	310.3	59.8	1,394.2	1,783.1	1,536.2
Disposals	1.3	(251.1)	(116.9)	(0.8)	(367.5)	(852.9)
Transfer to other asset categories	99.6	598.4	167.4	(1.098.2)	(232.8)	(359.9)
Other (i)	-	5.3	18.5	10.4	34.2	19.1
Balance at end of year	3,280.2	9,982.1	1,984.8	796.0	16,043.1	13,770.6

Depreciation and Impairment Balance at end of previous year	(1,161.5)	(5,396.7)	(1,164.9)	-	(7,723.0)	(7,910.6)
Effect of movements in foreign exchange	(40.6)	(345.3)	(47.7)	-	(433.6)	206.9

Depreciation	-	-	-	-	-	(73.1)
Acquisition through business combinations	(117.6)	(695.8)	(201.6)	-	(1,015.0)	(937.2)

Impairment losses(ii)	0.3	(99.5)	-	-	(99.2)	33.9
Disposals	7.2	231.6	86.0	-	324.8	673.6
Transfer to other asset categories	28.6	117.3	61.7	-	207.6	281.7
Other (i)	-	-	-	-	-	1.7
Balance at end of year	(1,283.5)	(6,188.3)	(1,266.6)	-	(8,738.5)	(7,723.0)

Carrying amount:
December 31, 2007	1,783.7	3,239.2	606.5	418.1	6,047.5	6,047.5
December 31, 2008	1,996.7	3,793.7	718.2	796.0	7,304.6	-
(1) Refers mainly to returnable packaging losses.

Goodwill
On December 31, 2008, the goodwill balance totaled R$ 17,912.4 million, compared to R$ 17,180.6 million on December 31, 2007.  The variation, that resulted in a net increase of R$ 731.8 million, or 4.3%, is shown in the following table:

Balance at end of previous year	17,180.6
Effect of movements in foreign exchange	328.0
Acquisitions through business combinations and of minority interests(1)	403.9
Balance at end of year	17,912.4

(1) The most relevant acquisitions that occurred in 2008, was the acquisition of minorities interests in Quilmes Industrial (Quinsa) Société Anonyme.  This transaction generated a goodwill equivalent to R$ 403.9 at the acquisition date.

Intangible assets

On December 31, 2008, intangible assets totaled R$ 2,492.9 million, compared to R$ 2,042.6 million on December 31, 2007.  This variation, that resulted in a net increase of R$ 450.3 million, or 22.1%, is due mainly to the increase of intangible assets expressed in Brazilian reais, in the amount of R$ 415.5 million, due to the devaluation of the Brazilian real against the  investee’s functional currencies.

Trade and other receivables

On December 31, 2008, trade and other receivables totaled R$ 6,052.9 million, compared to R$ 5,721.2 million on December 31, 2007.  The variation of R$ 331.7 million, or 5.8% is due mainly to: (i) the increase in the financial instruments (derivatives) balance with a positive fair value in the amount of R$ 482.5 million; (ii) the increase in the taxes receivables in the amount of R$ 174.0 million; (iii) partially offset by the use of R$ 349.3 million in tax credits as shown in the following tables:

(Expressed in millions of Brazilian reais)	2008	2007
Non-current
Trade receivables	17.4	39.3
Cash deposits for guarantees	547.6	556.2
Tax credits	1,633.8	1,983.1
Taxes receivable	340.4	197.4
Other receivables	85.0	33.0
	2,624.2	2,809.0

	2008	2007
Current
Trade receivables	1,832.6	1,742.4
Interest receivable	40.1	34.5
Taxes receivable	316.7	285.7
Derivative financial instruments with positive fair value	819.4	336.9
Prepaid expenses	322.0	263.7
Other receivables	97.9	249.0
	3,428.7	2,912.2

Inventories

On December 31, 2008, inventories totaled R$ 2,018.1 million, compared to R$ 1,450.9 million on December 31, 2007.  The variation of R$ 567.2 million, or 39.1%, is shown in the following table:

(Expressed in millions of Brazilian reais)	2008	2007
Prepayments	195.4	87.6
Raw material and consumables	1,275.9	923.2
Work in progress	113.4	86.9
Finished goods	403.7	323.9
Goods purchased for resale	29.6	29.3
	2,018.1	1,450.9

Cash and Cash Equivalents

On December 31, 2008, cash and cash equivalents totaled R$ 3,280.0 million, compared to R$ 2,240.9 million on December 31, 2007.  The increase of R$ 1,039.2 million, or 46.4%, is due mainly to: (i) the positive cash flow in 2008 in the amount of R$ 812.7 million; and (ii) foreign exchange variations in the cash flow of the investee’s, in the amount of R$ 226.4 million.

Liabilities

Equity

On December 31, 2008, equity totaled R$ 20,787.5 million, compared to R$ 18,120.0 million on December 31, 2007.  The increase of R$ 2,667.5 million, or 14.7%, is due mainly to: (i) the net profits for 2008 Fiscal Year, in the amount of R$ 5,119.1 million; and (ii) the increase in the value of investments in Brazilian Reais in the amount of R$ 1,195.4 million, due to the devaluation of the Real against the investee’s functional currencies, partially offset by: (a) the distribution of dividends in the amount of R$ 3,187.5 million; and (b) treasury shares transactions in the amount of R$ 610.0 million.

Interest-bearing loans and borrowings

The current and non-current interest-bearing loans and borrowings totaled R$ 10,657.8 million on December 31, 2008, compared to R$ 9,800.8 million on December 31, 2007.  The variation of R$ 857.0 million, or 8.7% in the gross indebtedness for the Fiscal Year ended December 31, 2008 is due mainly to the uptake of the Promissory Notes in the amount of R$ 1,500.0 million, partially offset by the settlement of  working capital debts.

Trade and other payables

On December 31, 2008, trade and other payables totaled R$ 6,773.9 million, compared to R$ 5,796.6 million on December 31, 2007.  The increase of R$ 977.3 million, or 16.9%, is due mainly to: (i) the increase in the suppliers and  provisions made in the amount of R$ 798.3 million; (ii) the increase in the dividends payable in the amount of R$ 264.0 million; and (iii) the increase in the interest payable in the amount of R$ 197.4 million, partially offset the decrease in derivative financial instruments with negative fair values in the amount of R$ 315.1 million as shown in the following tables:

(Expressed in millions of Brazilian reais)	2008	2007
Non current
Trade payables	15.8	2.6
Other payables	610.6	663.0
	626.4	665.5

	2008	2007
Current
Trade payables and accrued expenses	3,308.3	2,510.0
Payroll and social security payables	308.6	385.5
Indirect tax payable	1,325.5	1,093.7
Interest payable	365.5	168.1
Consigned packaging	77.6	88.4
Cash guarantees	4.4	3.5
Derivative financial instruments with negative fair values	418.8	733.9
Dividends payable	300.1	36.1
Other payables	38.7	111.9
	6,147.5	5,131.1

Cash flow

(Expressed in millions of Brazilian reais)	December 31
Cash flow	2009	2008	2007
Cash flow from operating activities	8,697.1	7,032.6	7,209.0
Cash flow from investing activities	(1,551.8)	(2,214.1)	(2,146.7)
Cash flow from financing activities	(5,929.0)	(4,005.8)	(4,246.5)
Total	1,216.3	812.7	815.7

Cash flow for the Fiscal Year Ended December 31, 2009 compared to 2008

Operating activities

The cash flow form operating activities increased 23.7%, reaching R$ 8,697.1 million for the Fiscal Year ended December 31, 2009, compared to R$ 7,032.6 million for the same period in 2008.  This variation was due mainly to an increase of R$ 1,020.6 million in the Company’s cash generated from operations, together with a decrease of R$ 766.0 million in income tax paid out during the year, partially offset by the increase in interest paid, in the amount of R$ 188.2 million, during the Fiscal Year.

Investing activities

The cash flow from investing activities of the Company for the Fiscal Year ended December 31, 2009 totaled R$ 1,551.8 million, compared to R$ 2,214.1 million for the same period in 2008.  The variation was due mainly to the reduction in the amounts expended in acquisition of subsidiaries, which was R$ 602.0 million higher in 2008, because of the acquisition of  Quilmes Industrial (Quinsa) Société Anonyme minorities, compared to the amount allocated to acquisitions of subsidiaries in 2009.

Financing Activities

The cash flow from financing activities during the Fiscal Year ended December 31, 2009 totaled R$ 5,929.0 million compared to the R$ 4,005.8 million for the same period in 2008.  The variation of R$ 1,923.2 million is due mainly to the increase in the settlement of interest-bearing loans and borrowings during 2009, compared to 2008, in the amount of R$ 2,765.7 million, explained mainly by the payment of: (i) the Promissory Notes issued on April 15, 2008 in the amount of R$ 1,500.0 million, which matured on April 13, 2009; (ii) the debenture issued on July 1, 2006 in the amount of R$ 817.1, which matured on July 1, 2009; and (iii) the Agroindustrial Credit with Brazil’s National Social and Economic Development Bank (BNDES), the first of which was released on March 30, 2007, in the amount of R$ 200.0 million, with a drawdown deadline of March 30, 2009 and the second released on June 27, 2007, in the amount of R$ 165.0 million, with a released value of R$ 100.0 million and an amortized value of R$ 65.0 million, with a drawdown deadline of April 27, 2009 and the proceeds in the amount of R$ 319.6 million related to BNDES contracts.  This variation was partially offset by lower buybacks of treasury shares during the same period, in the amount of R$ 635.0 million in 2008.

Cash flow for the Fiscal Year ended December 31, 2008 compared to 2007

Operating activities

The cash flows from operating activities decreased 2.5% to R$7,032.6 million for the year ended December 31, 2008 from R$7,209.0 million for the same period in 2007.  This decrease was due primarily to an increase of R$971.4 million in income taxes paid during the year, partly offset by an improvement of R$366.3 million in our cash generated from operations and R$412.7 million decrease in interest paid during the year.

Investing activities

Cash flows used in the investing activities for the year ended December 31, 2008 totaled R$2,214.1 million, compared to R$2,146.8 million for the same period in 2007.  Our cash flow from investing activity was primarily used in (i) commercial and productive assets totaling R$1,782.0 million in 2008 and R$1,497.4 million in 2007; (ii) acquisition of intangible assets totaling R$175.3 million in 2008 and R$88.0 million in 2007; and purchase of minority interest in Quinsa totaling R$670.3 million in 2008.

Financing Activities

Cash flows used in financing activities for the year ended December 31, 2008 amounted to R$4,005.7 million compared to R$4,246.5 million for the same period in 2007.  This was principally due to lower share buyback in 2008 of R$600.6 million compared to R$2,992.0 million in 2007, partly offset by: (i) higher dividend and interest on own capital paid in 2008 of R$2,801.8 million compared to R$2,053.8 million paid in 2007; and (ii) higher cash net finance costs other than interest in 2008 of R$605.7 million in 2008 compared to R$120.9 million in 2007.

As of December 31, 2008, the outstanding debt totaled R$10,657.8 million (of which R$3,588.2 million was short-term debt, including current-portion of long term debt).  Our debt consisted of R$4,462.9 million of Real-denominated debt and R$6,194.9 million of foreign currency-denominated debt..

2.  Comments from the Directors:

a) operating earnings of the Company

Description of any important components in the income

The income of the Company and its subsidiaries are brought in mainly through sales of beers, carbonated soft drinks and non-carbonated and non-alcoholic beverages, through the operations described in Section 1 above.  To a lesser extent, the Company also brings in income through the sale of malt and by-products deriving from its operations.

The demand for products is related mainly to available consumer income, price and climate in the countries where the Company and its subsidiaries operate.

The main reason for variations in the Company income during the 2009 and 2008 Fiscal Years are addressed in Section 1, item h above.

Factors that materially affect the operating earnings

The main factors behind the variations in our earnings during the 2009 and 2008 Fiscal Years are addressed in Section 1, item h above.

b) variations in income assignable to modifications in prices, foreign exchange rates, inflation, alterations to volumes and the introduction of new products and services

As already mentioned, one of the factors behind the variations in beer and carbonated soft drink volumes is the variation in the sale prices of these products; consequently, one of the goals of the Company is to make new products available, either in the form of new liquids and/or new packs in order to respond to the different needs of each consumer market and ensure growth for the Company.

As explained in the previous items, part of the Company income is reported in Brazilian Reais, which depend on the foreign exchange variations for each currency in the various countries where it operates and, in order for investors to assess the operating performance of each region more accurately, the Company also announces its organic earnings, excluding the impact of the foreign exchange effects in each country.

c) impact of inflation, price variations for main inputs and products, foreign exchange and interest rates on the operating earnings and financial earnings of the Company

The Company has a clear policy providing protection against variations in input prices and foreign exchange rates, designed to lessen volatility and ensure better predictability for its operating earnings.  This policy is applied for an average period of 12 (twelve) months, with the possibility of some variations, used for input materials and currencies that offer the possibility of establishing prices in advance, using derivatives with top-line banks or long-term agreements with suppliers.  With regard to its financial earnings, the Company always seeks this alternative for keeping its receivables in the same currency as its financial liabilities, in order to avoid any cash mismatch arising from foreign exchange variations.

3.        Relevant events and impacts on the Financial Statements and Earning of the Company:

a) introduction or divestment of operating segment

There were no introductions or divestments of segments.

b) establishing the acquisition or divestment of corporate stake

On October 2, 2009, the Company the Company through its subsidiary Monthiers S.A., increased its equity in AmBev Perú from 85.62% to 100%.  The AmBev Company S.A.  holds 99.99% of the shares issued by its subsidiary, Compañía Cervecera AmBev Peru S.A.C.

On August 26, 2009, the Company, through its subsidiary Monthiers S.A., increased its equity interest in Compañía Cervecera AmBev Dominicana, C.  por A. from 65.8% to 100%.

In March 2009, its subsidiary Quilmes Industrial (Quinsa) Société Anonyme acquired from SAB Miller plc, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia, for a total amount of approximately US$ 27 million, equivalent to R$ 47 million in December 2009.

On April 17, 2007, AmBev closed the acquisition of 100% of Goldensand – Comércio e Serviços Lda., the controlling shareholder of Cervejarias Cintra Indústria e Comércio Ltda., a local brewer with presence in the Southeast of Brazil. The Company subsequently acquired 100% of the capital stock of Obrinvest - Obras e Investimentos, S.A. which owned the Cintra brands. On May 21, 2008, AmBev sold to Schincariol Participações e Representações S.A. the Cintra brands and distribution assets. Following the sale of the brands, the corporate name of Cintra was changed to Londrina Bebidas Ltda. on June 20, 2008. In July 2008, the Conselho Administrativo de Defesa Econômica issued its unrestricted approval of the acquisition of Cervejarias Cintra Indústria e Comércio Ltda. and on April 28, 2009, in order to simplify AmBev’s corporate structure, Goldensand – Comércio e Serviços Lda. was merged into AmBev.

On February 1, 2007, AmBev announced that its subsidiary Labatt Brewing Company Limited entered into a Support Agreement with Lakeport Brewing Income Fund. The transaction was concluded on March 29, 2007 and the Lakeport Brewing Income Fund became wholly-owned by Labatt Brewing Company Limited. The Competition Bureau concluded in January 2009 that there was insufficient evidence to establish that the transaction was likely to substantially lessen or prevent competition.

c) unusual events or transactions

The subsidiary Cervecería Paraguaya (Cervepar) signed in April 2009 a distribution agreement with Anheuser-Busch International, Inc. to distribute Budweiser beer in Paraguay.

On March 13, 2009, the Company announced that, following the approval by the US Department of Justice, it had concluded the transaction disclosed on February 23, 2009, through which a subsidiary of KPS Capital Partners, LP has become the exclusive and perpetual licensee for Labatt branded beer (which includes primarily Labatt Blue and Labatt Blue Light) for the United States.

4.  Comments from the Directors:

a) significant changes in accounting practices

Financial Statements of the Parent Company – Brazilian General Accepted Accounting Practices - BRGAAP

The financial statements were prepared in accordance with the Brazilian General Accepted accounting practices, which comprises corporate law, the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee and the rules issued by the Brazilian Securities Commission (CVM).  These accounting practices are consistent with those adopted in the financial statements for the year ended December 31, 2008.

The main change in accounting practices occurred in 2009 consists of the treatment of the amortization of the goodwill attributable to the expected future earnings.  The goodwill is no longer amortized as from January 1, 2009, but is tested for impairment annually in order to evaluate whether there are any indications of reductions in the recoverable amount of the cash generation unit to which it is allocated, in compliance with CPC 4 - Intangible Assets and Deliberation Nº 553, issued by the Brazilian Securities Commission (CVM) on November 12, 2008.

Consolidated Financial Statements – International Financial Reporting Standards – IFRS

As permitted by Instruction Nº 457 issued by the Brazilian Securities Commission (CVM) on July 13, 2007 and Circular Official Communiqué CVM/SEP/Nº 004/2007 dated November 6, 2007, the consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretation of the International Financial Reporting Interpretations Committee (“IFRIC”), effective on December 31, 2009.

The main change in accounting practices in the consolidated financial statements occurred in 2009 consists of the presentation of the information by segment.  Through to December 31, 2008 the Company disclosed its information by segment, as required by IAS 14 – Information by Segment, which was replaced by IFRS 8 – Operating Segments, becoming effective for Fiscal Years beginning on or as of January 1, 2009.

The IFRS 8 – Operating Segments introduced the “managerial criterion” for the presentation of information by segment.  This standard requires that information on segments shall be presented on the basis of internal reports analyzed regularly by the Management of the Company in order to assess the performance of each segment and the allocation of resources to these segments.  Based on the IFRS 8, the Company defined the following operating segments: (a) geographical areas consisting of Latin America North (LAN) consisting of operations in Brazil and the countries in Latin America North or HILA-ex Peru, Ecuador, Venezuela, Guatemala and the Dominican Republic; Quinsa (consisting of the operations of Quilmes Industrial (Quinsa) Société Anonyme in the Southern Cone countries - Argentina, Paraguay, Uruguay, Chile and Bolivia, with the holding company headquartered in Luxemburg) and Canada (consisting of the operations of the Labatt Brewing Company Limited in Canada); and (b) the beer and non-alcoholic beverage businesses.

b) significant effects of changes in accounting practices

Financial Statements of the Parent Company – BRGAAP

The effect of changes in accounting practices in BRGAAP shareholders’ equity and net income for the year ended December 31, 2009 is presented below:

(R$ million)	Shareholders’ equity	Net income
Balance before the adoption of CPC 4 on December 31	18,742,410	5,459,289
Interruption in the amortization of the goodwill due to the adoption of CPC 4	500,648	500,648
Balance after the adoption of CPC 4, on December 31	19,243,058	5,959,937

Consolidated Financial Statements – International Financial Reporting Standards – IFRS

With the adoption of the IFRS 8, there was no change in the presentation of the segments disclosed in compliance with IAS 14.

c) provisos and comments presented in the Auditor’s report

None

5.        Critical accounting policies of the Company:

We considered an accounting policy to be critical when it is important to our financial position an results of operations, complex estimates and judgments on the part of our Management.  For a summary of all accounting practices please see Note 2 of the financial statements of the Parent Company and Note 3 of the consolidated financial statements.

Financial Statements of the Parent Company – BRGAAP

Summarized information is presented below on the critical accounting practices adopted by the Company:

Accounting Estimates

The preparation of the financial statements in compliance with the accounting practices generally adopted in Brazil requires the Management of the Company to make judgments when determining and recording accounting estimates.  Assets and liabilities subject to estimates and assumptions include the residual amount of property, plant and equipment, a provision for reductions in the recoverable amount, provision for doubtful debtors, provision for the devaluation of inventories, deferred tax assets, measurement of financial instruments and assets and liabilities related to employee benefits.  The settlement of transactions involving these estimates may result in value different from those estimated due to inaccuracies inherent to the estimation process thereof.  The Company reviews it estimates and assumptions at least once a year.

Derivative financial instruments

AmBev uses derivative financial instruments in order to hedge against risks related to foreign currency, interest rates and commodity prices. AmBev’s financial risk management policy forbids the use of derivative financial instruments for speculative purposes. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria defined in IAS 39 Financial Instruments: Recognition and Measurement are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be realized and the liability settled, between knowledgeable parties, in an arm’s length transaction. The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are remeasured taking into account their fair value on the financial statements date. Depending on the type of instrument, whether cash flow hedging or fair value hedging, the changes in their fair value are recognized in the income statement or in equity.

The concepts of cash flow and fair value hedge are applied to all instruments that meet the hedge accounting requirements defined in IAS 39, e.g., the maintenance of the documentation required and the effectiveness of the hedge.

Cash flow hedge accounting

When a derivative financial instrument hedges the exposure in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity (hedging reserves).  When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability.  When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from equity into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in equity is recognized into the income statement immediately.

Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement. The Company will discontinue fair value hedge accounting when the object of coverage expires, is sold, terminated or exercised.

Intangible assets

The intangible assets are presented at acquisition cost, consisting mainly of goodwill and market assets held by former resellers and acquired by the Company.  When applicable, amortization is calculated by the linear method at the annual rates mentioned in Note 7 of the financial statements.

The goodwill on investments, attributable to the cost of property, plant and equipment, is amortized on the basis of the expected useful life of the property, plant and equipment of the subsidiary company, while the goodwill assigned to the expected future earnings is no longer amortized since January 1, 2009, but is rather tested for impairment annually in order to determine whether there are any indications of a reduction in recoverable amount of the cash flow generation unit to which it was allocated, pursuant to CPC 4 - Intangible Assets and Deliberation Nº 553 issued by the Brazilian Securities Commission (CVM) on November 12, 2008.

Contingencies

The provision for contingencies is established at restated values for labor, tax, civil and commercial issues under discussion before the Courts or at the administrative sphere, based on the estimated losses established by the internal and external legal advised of the Company, for cases in which these losses are evaluated as probable.

Tax reductions obtained on the basis of Court decisions resulting from suits filed by the Company against the tax authorities are provided for until they are assured through a favorable decision awarded to the Company.

Income Tax and Social Contribution

Income tax and social contribution are calculated at the rates established in the applicable tax law.  The charges for income tax and social contribution are recognized on an accrual basis, with the addition of deferred income tax calculated on temporary differences between the accounting and taxable basis for the assets and liabilities.

Additionally, deferred tax assets are recognized future tax benefits arising from tax losses carryforward and negative social contribution basis, should there be any expectation of realizing these benefits within a period of no more than five years, based on future earnings projections.

Actuarial Assets and Liabilities related to Employee Benefits

The Company recognizes the actuarial assets and liabilities related to employee benefits in compliance with the criteria set forth in Deliberation N° 371, issued by the Brazilian Securities Commission (CVM) on December 13, 2000.

The actuarial gains and losses are recognized as income or expense, based on the value of unrecognized gains and losses exceeding the higher of: (a) 10% of the present value of the actuarial obligation; (b) 10% of the fair value of the plan assets amortized by the average future length of service estimated for the participants in the plan.

Consolidated Financial Statements – International Financial Reporting Standards – IFRS

The summarized information presented below addresses the critical accounting practices of the consolidated financial statements:

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that included a significant amount of goodwill and other intangible assets, including the acquisition of Labatt and of Quinsa.

Under IFRS, goodwill is calculated as the difference between the purchase consideration and the fair value of the net assets acquired. IFRS 3, “Business Combinations” requires that goodwill and intangible assets with indefinite useful lives should not be amortized but tested annually for impairment. Our intangible assets with definite useful lives were amortized over the estimated useful lives of these assets.

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include in some cases estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuations purposes including estimates of future cash flows or discount rates may result in different estimates of value of assets acquired and liabilities assumed.

We test our goodwill and other long-lived assets for impairment annually and whenever events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when we decide to dispose of assets.

Pension and other Post-Retirement Benefits

Post-employment benefits include pension benefits, dental and health care. The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and Canada. Usually, pension plans are funded by payments made both by the Company and its employees, taking into account the recommendations of independent actuaries. AmBev maintains funded and unfunded plans.

Defined contribution plans

Contributions to these plans are recognized as expenses in the period in which they are incurred.

Defined benefit plans

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of any plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the current value of the estimated future cash outflows using a discount rate equivalent to the bond rates with maturity terms similar to those of the obligation, less any past service cost not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in equity.

Where the calculated amount of a defined benefit plan liability is negative (an asset), AmBev recognizes such pension asset to the extent of any unrecognized past service costs plus any economic benefits available to AmBev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide health care benefits, reimbursement of expenses with drugs and other benefits to certain retirees who retired in the past. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Contingencies

The preparation of our financial statements requires our management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in Notes 26 and 31 to our financial statements.

Under IFRS, we record a provision for a loss contingency when it is probable that a future event will confirm that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. In particular, given the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment. By their nature contingencies will only be resolved when one or more future events occur or fail to occur – and typically those events will occur a number of years in the future.

Deferred and Current Income Taxes

We recognize deferred tax effects of tax loss carry forwards and temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from different treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we record on our consolidated balance sheet. We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that it is probable that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date. We reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Accounting for Derivatives

AmBev  enters into term, swap and future contracts (mainly in US dollars) in order hedge against risks related to foreign currency, interest rates and commodity prices.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be realized and the liability settled, between knowledgeable parties, in an arm’s length transaction. Non-realized gains and losses are recognized as financial income or expense, respectively.

Subsequent to initial recognition, derivative financial instruments are remeasured taking into account their fair value on the financial statements date. Depending on the type of instrument, whether cash flow hedging or fair value hedging, the changes in their fair value are recognized in the income statement or in equity.

The fair value  is determined based on the information available on the market and appropriate pricing models. However, considerable judgment is necessarily required to understand market data in order to develop the fair value estimates.

The concepts of cash flow and fair value hedge are applied to all instruments that meet the hedge accounting requirements defined in IAS 39, e.g., the maintenance of the documentation required and the effectiveness of the hedge.

The Company believes that the swap prices obtained are reasonable if compared to the information on similar financial instruments traded on the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) and that the valuation methodology internally developed is consistent with the methodologies used by other Brazilian players on the swap market, with its outcome reasonably reflecting the amount that would be paid or received for settling the swap transaction on the due date.

Although the Company intendeds to retain these instruments through to their maturity dates, they may be realized at the discretion of the Company.  If these instruments are liquidated only on their respective maturity dates, any estimated effect between the market value and the income curve of these instruments will be totally eliminated.

6.        Internal controls adopted in order to ensure the preparation of reliable financial statements:

a) level of efficiency of such controls, indicating possible flaws and steps taken to correct them

The efficiency of the internal controls of the Company for the preparation and disclosure of the Financial Statements dated December 31, 2009 was based on the criteria established by the Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on these criteria, the Management is currently completing its review of the internal controls structure and has not identified any flaws to date that could be rated as a material weakness in its control structure for the preparation and disclosure of the Financial Statements.

b) flaws and recommendations on the internal controls presented in the Report of the Independent Auditors

To date, we have not received any recommendations or information on any flaws that could be rated as a material weakness from the Independent Auditors regarding our internal control context, for the Fiscal Year ended December 31, 2009.

We also stress that the Report of the Independent Auditors on the Fiscal Year ended December 31, 2008, makes no mention of any flaw that might be considered as a material weakness in our internal control structure.

7.        Aspects related to possible future offerings of securities:

a) how the funds resulting from the offering were used

The funds brought in through the public offering of Promissory Notes were used for strengthening the working capital of the Company.

b) were there any significant deviations between the effective allocation of the funds and the allocation proposals disclosed in the respective offering prospectuses

None.

c) should any deviations have taken place, please state the reasons for such deviations

Not applicable.

8.        Relevant items not mentioned in the Financial Statements of the Company:

a) the assets and liabilities held directly or indirectly by the Company that do not appear in its Balance Sheet

The Company has no relevant assets or liabilities that are not reflected in this Annex and in the financial statements, including the Explanatory Notes.

b) other items not mentioned in the Financial Statements

None.

9.        Compared to each of the items not mentioned in the Financial Statements listed in item 8:

a) how do such items alter or how could they alter the revenues, the expenses, the operating income, the financial expenses or other items in the Financial Statements of the Company

As mentioned in item 8 above, there are no items not mentioned in the financial statements.

b) nature and purpose of the operation

As mentioned in item 8 above, there are no items not mentioned in the financial statements.

c) nature and amount of the assumed obligations and the rights generated in favor of the Company through the transaction

As mentioned in item 8 above, there are no items not mentioned in the financial statements.

10.      Main elements in the Company Business Plan:

a) investments (including quantitative and qualitative descriptions of the investment under way and the planned investments, sources of financing for relevant investments and divestments under way and planned divestments)

i.	quantitative and qualitative description of the investment under way and the planned investments

Investments in Brazil during 2010 should reach between R$ 1.3 and R$ 1.5 billion and, absent additional tax increases, these investments may top R$ 2 billion, in order to keep pace with a possible upsurge in growth for the industry in 2010.  These investments will be allocated to a 10% to 15% increase in the production capacity of the Company in Brazil, compared to its current capacity, and should be allocated during 2010, mainly in regions with smaller current industrial capacities, such as North and Northeast Brazil.  Moreover, some of these funds will be invested in building new distribution centers.

ii.	sources of financing for investments

The Company has funds brought in through its operating cash flow and a line of credit with Brazil’s National Social and Economic Development Bank (BNDES).

iii.	relevant divestment under way and planned divestments

iv.	At the moment, there are no divestments planned or under way.

b) acquisitions already disclosed of plants, equipment, patents or other assets that might materially influence the production capacity of the Company

There has been no disclosure of the acquisition of plants, equipment, patents or other assets, other than those already described in item 10.a above that might materially influence the production capacity of the Company.

c) new products and services

Over the past few years, the Company has invested in launching new products and packs, and intends to continue investing in product innovations.  However, as this involves business secrets, this information may not be disclosed in advance.

11.      Other factors significantly influencing the operating performance and that have not been identified or mentioned in the other items of this Section.

All relevant information that is pertinent to this topic has been disclosed in above items.

ANNEX II

(pursuant to Annex 9-1-II of CVM Instruction Nº 481, dated December 17, 2009)

1.        Net profits for the Fiscal Year :

R$ 5,959,936,518.99.

2.        Overall value and value per share of the dividends including advanced dividends and interest on own capital (IOC) already declared:

Overall value of dividends and interest on own capital (gross)	3,305,761,115.99
Overall value of dividends and interest on own capital(net)	3,179,184,407.71

Overall value of dividends	2,290,384,602.57
Overall value of IOC (gross)	1,015,376,513.42
Overall value of IOC (net)	888,799,805.14

Total (dividends + interest on own capital)
Amount per share (net)
Common	4.9030
Preferred	5.3933

Amount per share (gross)
Common	5.1400
Preferred	5.6540

Dividends
Amount per share
Common	3.5600
Preferred	3.9160

IOC
Amount per share (gross)
Common	1.5800
Preferred	1.7380

Amount per share (net)
Common	1.3430
Preferred	1.4773

3.        Percentage of the net profits distributed for the Fiscal Year :

Percentage of Net Profits
percentage gross	55.47%
percentage net	53.34%

4.        Overall value and value per share of dividends distributed based on profits for previous Fiscal Years:

None.

5.        State, having deducted advance dividends and interest on own capital already declared:

a)	The gross value of the dividends and interest on own capital, declared separately, for shares of each type and class.

None.

b)	The manner and period for the payment of the dividends and interest on own capital.

Not applicable.

c)	Possible restatement and interest falling due on dividends and interest on own capital.

Not applicable.

d)	Date of declaration of the payment of dividends and interest on own capital taken into consideration for identifying shareholders with the right to receive these amounts.

Not applicable.

6.        Should dividends or interest on own capital have been declared on the basis of profits calculate in half-year balance sheets or for shorter periods:

a) State the amount of the dividends or interest on own capital already declared.

b) State the date of the respective payments.

Board Meeting held on April 13, 2009 Payment as of May 29, 2009	GROSS IOC
Common	0.41
Preferred	0.451
NET IOC
Common	0.3485
Preferred	0.38335

Board Meeting held on June 29, 2009 Payment as of July 31, 2009	DIVIDENDS (exempt from IRRF*)
Common	0.78
Preferred	0.858
GROSS IOC
Common	0.38
Preferred	0.418
NET IOC
Common	0.323
Preferred	0.3553

Board Meeting held on August 11, 2009 Payment as of October 2, 2009	DIVIDENDS (exempt from IRRF*)
Common	1.30
Preferred	1.43
GROSS IOC
Common	0.25
Preferred	0.275
NET IOC
Common	0.2125
Preferred	0.23375

Board Meeting held on November 9, 2009 Payment as of December 18, 2009	DIVIDENDS (exempt from IRRF*)
Common	1.48
Preferred	1.628
GROSS IOC
Common	0.54
Preferred	0.594
NET IOC
Common	0.459
Preferred	0.5049

* Income Tax Withheld at Source (IRRF)

7.        Comparative table presenting the following values per share of each type and class:

a)        Net profits for the Fiscal Years and the previous three Fiscal Years.

Profit per share:	Common (R$)	Preferred (R$)
2009	9.6597	9.6597
2008	4.9753	4.9753
2007	4.5105	4.5105
2006	4.354	4.354
Profit per share (excluding shares held by the Treasury):
2009	9.66838	9.66838
2008	4.98283	4.98283
2007	4.57537	4.57537
2006	4.404	4.404

b)        Dividends and interest on own capital distributed during the previous three Fiscal Years

	Company Law

2009
Dividend per share:	Common	Preferred
Dividends	3.560	3.916
IOC (gross)	1.58	1.738
IOC (net)	1.343	1.477

2008
Dividend per share:	Common	Preferred
Dividends	3.43	3.77
IOC (gross)	1.54	1.69
IOC (net)	1.31	1.44

2007
Dividend per share:	Common	Preferred
Dividends	1.11	1.22
IOC (gross)	0.89	0.98
IOC (net)	0.76	0.83

2006
Dividend per share:	Common	Preferred
Dividends	0.575	0.6325
IOC (gross)	2.09	2.299
IOC (net)	1.7765	1.95415

8.        Allocation of profits for the Legal Reserve:

The Legal Reserve of the Company is currently worth R$208,831,559.55, with the value of the Capital Reserves addressed in § 1 of Article 193 of Law Nº 6404/76 exceeding 30% (thirty per cent) of the capital stock value, which is why there is no need to allocate any portion of the earnings for the Fiscal Year ended December 31, 2009 to the formation thereof.

9.        Fixed or minimum dividends:

Not applicable.

10.      Mandatory dividends:

a) Describe the type of calculation as set forth in the By-Laws

In compliance with § 3 of Article 36 of the Company By-Laws, after allocating 5% of the net profits for the Fiscal Year to the Legal Reserve until reaching the ceiling of 20% of the capital stock paid in or as established in § 1 of Article 193 of Law Nº 6,404/76, the balance restated as set forth in Article 202 of Law Nº 6,404/76 and excluding the amounts allocated to the tax incentives reserves pursuant to Article 195-A of Law Nº 6,404/76, 35% will be allocated to payment of the mandatory dividend to all the shareholders of the Company.

b) State whether this is being paid out in full

The mandatory dividend was paid out in full with the Company distributing amounts as dividends and interest on own capital higher than the equivalent of 35% of the net profits as mentioned in item 3 above.

c) State any amount that may have been withheld.

Not applicable.

11.	Withholding the mandatory dividend:

None.

12.	Allocation of earnings to the contingencies reserve:

None.

13.	Allocation of earnings to the future profits reserve

None.

14.	Allocation of earnings to the statutory reserves

a) Describe the statutory clauses establishing the reserve.

The Company By-Laws establish that an amount may be set aside from the restated profits for the Fiscal Year not exceeding 68.875% of the net profits for establishing the Investments Reserve, in order to underwrite the expansion of the activities of the Company and its subsidiaries, including through subscribing to capital increases or setting up new enterprises. The amount allocated to the statutory reserve may not exceed 80% of the capital stock of the Company. Having reached this limit, the General Meeting of Shareholders must deliberate on the outstanding balance, resolving to distribute it to the shareholders or to an increase in the capital stock.

b) Identify the amount set aside for the reserve

INVESTMENTS RESERVE
Proposed allocation	R$	2,449,935,924.21

c) Describe how the amount was calculated

CALCULATION OF THE INVESTMENTS RESERVE (R$)

Net profits for the Fiscal Year	5,959,936,518.99
Accumulated losses	Not applicable
Legal reserve	Not applicable
Tax incentives reserve (ICMS and Income Tax)	(208,038,755.78)

Sub-total	5,751,897,762.21

Dividends	(2,290,384,602.57)
Interest on own capital	(1,019,910,733.89)

Sub-total	2,441,602,427.25

Prescribed Dividends	8,573,489.56
Effects of Law Nº 11,638/07 on controlled companies	(239,992.10)

Sub-total	2,449,935,924.21

Investments reserve	(2,449,935,924.21)

15.	Retention of profits established in the budget:

None.

16.	Allocations of earnings for the tax incentives reserves:

a) State the amount allocated to the reserve.

b) Explain the nature of the allocation.

It is proposed to allocate a total amount to the Tax Incentives Reserves of R$ 208,038,755.78, as follows: (i) R$ 160,234,537.22 for State ICMS tax incentives received by some units of the Company; and (ii) R$ 47,804,218.56 for the Federal income tax incentive on the operations of some manufacturing plants.

ANNEX III

Base Date: December 31, 2009

(pursuant to Item 13 of Annex 24 of CVM Instruction Nº 480, dated December 17, 2009)

REMUNERATION OF THE MANAGEMENT

1. Remuneration policy and practice for the Board of Directors, the Executive Board, and Non-Statutory Executives, the Fiscal Council, the Statutory Committees and the Audit, Risk, Financial and Remuneration Committees, in terms of the following aspects:

a. purposes of the remuneration policy or practice:

The main purpose of the remuneration policy of the Company is to establish a remuneration system for the Management which spurs the development of a high performance culture, keeping people who are important for the growth of the Company over the long term while ensuring that the best people are hired and retained, and ensuring that the interests of the Management are aligned with those of the shareholders.

b. composition of the remuneration, indicating:

i.	description of the elements in the remuneration and the purposes of each of them

a) Board of Directors

The remuneration of the Board of Directors members is divided into: (i) fixed remuneration which is aligned with the average for the market; and (ii) variable remuneration designed to stimulate and reward significant accomplishments through sharing in the profits and the Stock Option Plan.

b) Executive Board

The remuneration of the Executive Board members is divided into fixed and variable components, with the base wage (fixed component) aligned with the average value on the market while the main focus is the variable and long term remuneration, with this latter reflecting in the options granted under the aegis of the Stock Option Plan of the Company.

c) Fiscal Council

The Fiscal Council members receive only fixed remuneration, equivalent to at least the legal minimum as decided at the General Meeting of Shareholders, not being less than 10% (ten per cent) for each member in a Fiscal Year than the average amount assigned to each Director, not including benefits, representation allowances and profit sharing. Additionally, the Fiscal Council members are necessarily reimbursed for transport and accommodation expenses required to perform their functions.

d) Committees

The members of the Operations and Finance Committee and the Compliance Committee are part of the Management, and receive no specific remuneration for these activities.

ii.	what is the proportion of each element in the total remuneration

In 2009, the fixed remuneration of the Executive Officers corresponded to 33.2% of the total remuneration while the variable remuneration reached 66.8%, including the value of the options granted for the Fiscal Year, calculated as mentioned in item 9 below. Of this total amount, the value paid out in cash (profit sharing) corresponded to 28.25% of the total remuneration, with the remainder assigned through Stock Purchase options.

In turn, the fixed remuneration of the Board of Directors in 2009 corresponded to 31.7% of the total remuneration with its variable remuneration reaching 68.3%, including the value of the options granted for the Fiscal Year, calculated as mentioned in item 9 below. Of this amount, the value paid out in cash (profit sharing) corresponded to 31.5 % of the total remuneration, with the remainder assigned through Stock Purchase options.

For the Board of Directors and the Executive Board, the proportion of these three elements in the remuneration tends to be repeated to a greater or lesser extent in years when the Company meets its qualifiable targets for the distribution of the variable remuneration.

The variable remuneration is defined according to the performance ascertained in terms of the Company as well as the Management. Thus, should the Company or the officer fail to meet the minimum established levels, no variable remuneration will be payable.

The remuneration of the Fiscal Council members is 100% fixed.

iii.	calculation and restatement methodology for each of the remuneration elements

The overall remuneration of the Management, as approved by the an Annual General Meeting, is restated annually based on the General Price Index – Market (IGP-M), and is then regularly reassessed in order to ensure that these amounts are sufficient to achieve the specific objectives in terms of the market.

As the variable remuneration, paid in cash, is calculated as a multiple of the fixed remuneration, the criteria described above also applies to this remuneration component.In order to establish the value of the options in the Company Stock Option Plan, see items 4 and 9 below.

iv.	reasons justifying the remuneration composition

The remuneration of the Management is defined in a manner that encourages its members to achieve results over the short and long term for the Company. Along these lines, fixed remuneration is assured to be aligned with market practices, encouraging the quest for significant accomplishments through variable remuneration higher than the market average. Consequently, the variable remuneration is defined on the following bases: (i) the Company targets must be challenging but attainable; (ii) below a minimum level of target achievement, no variable remuneration will be conferred, while outstanding accomplishments should be remunerated through profits sharing comparable to or even higher than the top levels on the market. The variable remuneration may be granted only if the Company targets as well as those set for the manager are achieved.

Over the long term, the possibility of granting options encourages the blending of the interests of the shareholders and the administrators through investments in shares by its Management, with constraints imposed on the sale thereof for periods of three or five years. Additional options are granted, depending on the reinvestment level of the variable remuneration and with the exercise of such options conditional on the Company attaining performance targets (see item 4 below).

For the Fiscal Council, the intention is to ensure remuneration compatible with the limits defined in the governing law, ensuring that its members are duly rewarded for performing their functions.

c. main performance indicators taken into consideration for determining each remuneration element:

The main performance indicators for the Company and its Management are the EBITDA, cash flow, sales volumes, brand preference indexes, operating revenues and fixed expenses, in addition to other specific indicators for the various Company departments.

With regard to the options granted under the Company Stock Option Plan (as described in item 4 below) part of the exercise of the options granted to each beneficiary is conditional on the achievement of the quantitative goals established for the Company for the return on capital invested compared to the weighted average capital cost of the Company, over a long term horizon.

d. how the remuneration is structured in order to reflect the development of the performance indicators:

The variable element in the remuneration, which is paid out through profit sharing on a half-yearly or annual basis, takes into consideration the goals established for the Company, its departments and specific business units, as well as for each manager or employee considered individually. Initially, the goals applicable to the Company are taken into consideration, after which these goals are broken out specifically for each department or business unit. This break-out of the goals is always conducted in a manner which ensures that the achievement of the goals by the departments or business units is always aligned with the Company goals, contributing to its earnings.

The Company performance must reach a minimum level in order for the variable remuneration to be paid out. Along the same lines, outstanding earnings posted by the Company are also reflected in significant variable remuneration.

The value of the variable remuneration assigned to the Management and the employees, in addition to being based on the Company earnings also depends on reaching their individual goals. The variable remuneration is assigned as of a threshold of 35% in terms of the quantitative goal set individually for managers or employees, with the amount distributed increased as earnings rise, with this amount keeping pace with outstanding earnings.

Moreover, some of the options granted under the aegis of the Company Stock Option Plan (as described in item 4 below) are open for exercise only if the return on the invested capital for the Company exceeds its capital costs by a margin defined specifically for each set of options granted. In general, the goal is set for a 3-year period as of the date of granting the option. Should the targeted return on capital not be reached, the performance test may be conducted again twice more for periods of respectively four or five years as of the date on which the options are granted.

e. how the remuneration policy or practice is aligned with the short, medium and long term interests of the Company:

The Company remuneration policy encompasses elements of alignment with the Company interests over the short, medium and long terms.

The short term earnings, considered annually, are aligned with the Company remuneration policy in terms of payment of the variable remuneration. In this case, the earnings of the Company and its Management during the year will define the amount to be assigned to each manager.

Alignment over the medium and long terms is the outcome of two elements: (i) steadily reaching the targets for the main indicators on annual bases; and (ii) the characteristics of the Company Stock Option Plan, which requires funds to be committed over the long term (due to the constraints imposed on the sale of the corresponding shares, with the period lasting from three to five years).

f. existence of remuneration borne by direct or indirect subsidiaries or parent companies:

Some Company managers received Stock Options on November 25, 2008 issued by Anheuser-Busch InBev NV/SA, controlling shareholder of the Company, totaling approximately five million options. Each option gives the grantee the right to purchase one common share issued by AB InBev. One half of these options will become exercisable on January 1, 2014, with the other half becoming available for exercise on January 1, 2019. In both cases the options should be exercised within up to five years, at an exercise price of € 10.32, which corresponded to the fair value of AB-InBev shares at the time of granting of the options. Furthermore, the exercise of the options is subject, among other things, to the condition that a performance test will be met by A-B InBev. This performance test will be met if A-B InBev’s net debt/EBITDA ratio falls below 2.5 before December 31, 2013.

g. existence of any remuneration or benefit linked to the occurrence of a specific corporate event, such as the divestment of corporate control of the Company:

Not applicable.

2. With regard to the remuneration recognized in the income statement of the last Fiscal Year and forecast for the current Fiscal Year, for the Board of Directors, the Executive Board and the Fiscal Council:

MANAGEMENT’S REMUNERATION

Forecast for 2010
		Fixed Remuneration				Variable Remuneration
Entity	Nº Members	Fees	Direct and Indirect Benefits	Remuneration for sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for attending meetings	Commissions	Others	Post- Employment Benefit	Termination Benefits	Share-based payment	Total
Board	9	3,293,071	-	-	-	-	2,125,963	-	-	-	-	-	4,219,930	9,638,964
Fiscal Council	6	1,169,186	-				-						-	1,169,186
Statutory Executive Board	10	15,054,701	374,040	-	-	-	12,304,701	-	-	-	-	-	28,401,775	56,135,217
Total	25	19,516,958	374,040	-	-	-	14,430,664	-	-	-	-	-	32,621,705	66,943,367

2009
		Fixed Remuneration				Variable Remuneration
Entity	Nº Members	Fees	Direct and Indirect Benefits	Remuneration for sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for attending meetings	Commissions	Others	Post- Employment Benefit	Termination Benefits	Share-based Payment	Total
Board of Directors	9	3,975,240	-	-	-	-	3,021,906	-	-	-	-	-	3,538,431	10,535,577
Fiscal Council	6	1,062,896	-	-	-	-	-	-	-	-	-	-	-	1,062,896
Executive Board	11	17,887,490	340,037	-	-	-	16,315,265	-	-	-	-	-	22,282,237	56,825,029
Total	26	22,925,626	340,037	-	-	-	19,337,171	-	-	-	-	-	25,820,668	68,423,502

3. With regard to the variable remuneration for the last Fiscal Year and the forecasted amounts for the current Fiscal Year paid out to the Board of Directors, the Executive Board and the Fiscal Council:

PROFIT SHARING

Forecast for 2010
		Profit Sharing (R$)
Entity	Nº Members	Minimum Amount Planned	Maximum Amount Planned
Board of Directors	9	0.00	2,125,963.00
Fiscal Councilt	6	0,00	0.00
Executive Board	10	0,00	12,304,701.00
Total	25	0,00	14,430,664.00

December 31, 2009
		Profit Sharing (R$)
Entity	Nº Members	Minimum Amount Planned	Maximum Amount Planned	Effective Amount of the Income Statement
Board of Directors	9	0,00	3,181,580.00	3,021,906.00
Fiscal Council	6	0,00	0.00	0.00
Executive Board	11	0,00	17,432,621.00	16,315,265.00
Total	26	0,00	20,614,201.00	19,337,171.00
Note: As shown in the table in item 2 above, the Company offers only an earnings sharing program, with the bonus thus being not applicable for the purposes of this item 3.

4. With regard to the share based plan remuneration for the Board of Directors and the Executive Board, in effect for the last Fiscal Year and planned for the current Fiscal Year :

a. general terms and conditions:

Under the aegis of the Company Stock Option Plan (“Plan”), senior employees and management of either the Company or its direct or indirect subsidiaries (“Beneficiaries”) are eligible to receive stock options for shares issued by the Company. They may also be offered American Depositary Receipts (“ADRs”). At the moment, 422 people (including managers and employees) hold stock options for shares issued by the Company, taking all the programs together.

The Plan was initially adopted in 1990 by the Companhia Cervejaria Brahma, and was then approved by the Company at a General Meeting held on September 14, 2000, subsequently altered at the Extraordinary General Meetings held on April 20, 2006 and April 27, 2007. This establishes the general conditions for granting options, the criteria for defining the acquisition price, the terms and conditions of these options. Constraints are imposed on divestment of the shares acquired through the Plan, which also defines the various duties and responsibilities of the Board of Directors as the Plan Administrator.

Pursuant to the Plan, as its Administrator, the Board of Directors is endowed with ample powers for the organization thereof, in compliance with the general conditions of the Plan. The Board of Directors grants the options, establishing the terms and conditions applicable to each grant through Stock Option Programs (“Programs”), which may define the beneficiaries, the number and type of Company shares covered by the grant, the exercise price, the exercise periods and the deadline for exercising the options, together with rules regarding option transfers and possible constraints on the shares acquired, in addition to provisions on penalties. Additionally, targets may be set for the Company performance, with the Board of Directors also being empowered to define specific rules for Company employees transferred to other countries, including to the controlling shareholder or subsidiaries controlled by the Company.

The Beneficiaries granted these Options must sign Stock Option Agreements (“Agreements”) with the Company, through which the Beneficiaries have the option to purchase lots of shares issued by the Company in compliance with the terms and conditions of the Plan and the corresponding Program.

From 2003 onwards, due to the adoption of the Sarbanes-Oxley Act in the USA, in 2002, the Company ceased to allow the possibility of acquiring Company shares over time under this Plan. However, the conditions granted until then under the aegis of the Plan remained in effect in compliance with the conditions thereof, with the amounts owed by the respective Beneficiaries to the Company necessarily being completely settled during the next four years. Prior to the alterations to the Plan in 2006, the Company had approved thirteen programs. Under these programs, the Beneficiaries must exercise their options on signature of the respective contract, and may pay the exercise price within four years, open to extension for a further three years, with an initial payment of at least 10% (ten per cent) with annual interest falling due on the outstanding balance at 8% (eight per cent) in addition to restatement by the IGP-M.

After the alterations to the Plan in 2006, the Company began to work with a new options grant model described in greater detail in the following items. Under this model, six programs were approved respectively at Board of Directors Meetings held on April 25, 2006 (“2006 Program”), May 8, 2007 (“2007 Program”), February 27, 2008 (“2008 Program”), February 26, 2009 (“2009 Program”), July 30, 2009 (“2009.2 Program”) and March 1, 2010 (“2010 Program”).

In compliance with the conditions for the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the Beneficiary may decide to allocate 50%, 75% or 100% of the amounts received as profit sharing during the year, to the immediate exercise of options, thus acquiring the corresponding preferred shares issued by the Company. Should the Beneficiary decide to allocate its remuneration regarding profits sharing for the acquisition of stocks through this program, the first lot must necessarily be exercised at 50%, corresponding to Lot A of the options. In terms of the remaining 50% of the profit sharing, the Beneficiary may decide between exercising Lot B1 (equivalent to the remaining 50% of the share in the profits) or Lot B2 (equivalent to 25% of the share in the profits). The Beneficiary may also decide not to exercise any Lot B.

Should the Beneficiary opt to exercise any Lot B, it will also have the right to exercise a supplementary option represented by Lot C1 or Lot C2, depending on whether the Beneficiary exercised Lot B1 or B2 (“Supplementary Option”). The Supplementary Option may be exercised only after a period of five years and is subject to compliance with the Company performance goals as described in item “h” below.

b. main purposes of the Plan:

The main purposes of the Plan are: (a) to encourage the expansion of the Company and successful performances pursuing its registered corporate purposes and the interests of its shareholders, aligning interests by allowing executives and senior employees to acquire shares issued by the Company, encouraging integration between the Company and its shareholders; and (b) allowing the Company to obtain and maintain the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company.

c. how the Plan contributes to these goals:

The possibility of acquiring shares issued by the Company under advantageous conditions allows considerable incentives to be introduced for the employees and managers of the Company to commit to creating value over the long term. The Beneficiaries are invited to commit their own funds to purchasing shares, so that they must strive to ensure future increases in value, as they will be fully available for divestment only after a period of three years for the Lot A and five years for the Lot B shares. Consequently, this Plan also strives to ensure that the Company retains its executives and senior employees.

d. how the Plan fits into the Company remuneration policy

This Plan is part of the variable remuneration mechanism of the Company, in this case slanted strongly towards encouraging the firm commitment of its employees to its corporate performance over the long term. As described below, this Plan includes elements that encourage the commitment of the Beneficiaries through the option of allocating their own funds to purchasing shares, allowing attractive returns should the value of the shares issued by the Company rise, in addition to ensuring shareholder payback over the long term.e. how the Plan aligns the interests of the Management and the Company over the short, medium and long terms

The options granted under this Plan include mechanisms that allow the alignment of the interests of the Management over different time frames, despite the fact that the higher goals of the Plan are related to the alignment of interests over the long term.

For the short term, it is noted that managers participating in the Plan are encouraged to contribute to the good earnings of the Company, as they will also have the right to receive dividends as shareholders.

Over the medium and long terms, the model used to grant options by the Company allows a percentage of the profit sharing received by the Beneficiary to be allocated to the immediate exercise of Lot A options (with constraints on divestment for three years) as well as Lot B options (with constraints on divestment for five years). Through this, it is expected that the interests of the Beneficiary will be aligned with the expected increase in the value of the Company shares over the medium and long terms, as these shares will be subject to the lock-up periods mentioned above, when these shares cannot be divested (see also item “l” below).

Furthermore, the exercise of Lot C corresponding to the Supplementary Option is conditional on the exercise of Lots A and B and compliance with the respective lock-up periods for the shares so that future benefits associated with the exercise of the Supplementary Option will require additional commitment by the Beneficiary over the short term. Moreover, the Supplementary Option may be exercised only after a grace period of five years and if the specific targets are met for the return on Company capital (see item “h” below). Thus, the Supplementary Option mechanism serves as a powerful incentive for aligning the interests of the employees and Management of the Company over the long term, due to the possibility of considerable gains, provided that the goals are met for the return on Company capital over a period of three to five years.

f. maximum number of shares covered

On March 24, 2010, the maximum number of shares covered by options still not yet exercised reached 1,145,972 Preferred Shares and 42,727 Common Shares issued by the Company, already including the effects of dilution arising from the exercise of all the options under all the Programs currently open.

g. maximum number of options to be granted

Under each program the following numbers of options have been granted, with the figures presented including all the Lot A, B and C option for Programs after the 2006 Programs:

Programs prior to 2006: 25,013,475 options

Program 2006: 154,745 options;

Program 2007: 126,433 options;

Program 2008: 165,612 options;

Program 2009: 77,945 options;

Program 2009.2: 258,473 options;

Program 2010: 205,000 options.

h. conditions for acquiring the shares

Programs prior to 2006

The terms of the programs prior to the alterations to the Plan in 2006 make provision for an option granted as a single Lot, with no final exercise deadline, so that this may be exercised at the time defined by the Beneficiary, through payment of the exercise price, which may be settled within a period of four years, open to extension for a further three years, and subject to annual interest at 8% (eight per cent) in addition to restatement by the General Price Index – Market (IGP-M).

Programs from 2006 onwards

The conditions for the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs made provision for splitting the Options between Lot A, Lot B and Lot C. Lot A corresponds to the number of options equivalent to the net value of 50% of the profit sharing received by the Beneficiary, divided by the Lot A exercise price. In turn, Lot B may be exercised only jointly with Lot A, with the Beneficiary being permitted to choose between not exercising it or exercising Lot B1 (corresponding to the remaining 50% of its profit sharing) or Lot B2 (equivalent to a further 25% of its share in the profits).

Lot C, also called Supplementary Option, has its exercise necessarily conditioned to the exercise of Lots A and B, so that the decision to exercise Lot B1 will give the right to exercise Lot C1, while the decision to exercise Lot B2 will give the right to exercise Lot C2. Lot C1 consists of options corresponding to 50% of the share in the profits assigned to the Beneficiary (calculated by the gross value, meaning before taxes), divided by the market value as defined below in item “i” below, and multiplied by 4.6. Lot C2 consists of options corresponding to 25% of the share in the profits assigned to the Beneficiary (calculated at the gross value, meaning before taxes), divided by the market value and multiplied by 2.3.

The Supplementary Option may be exercised only (i) in compliance with the five-year vesting period as of the date of the corresponding Contract; and (ii) if specific quantitative goals are met in terms of the return on Company capital whereby it exceeds its capital cost by a margin defined in each Program. Meeting this goal must initially be ascertained for a three-year period as of the date of the corresponding Program. Should the goal not be met, the performance test may be conducted twice more at periods of four or five years as of the Program date.

i. criteria established for setting the acquisition or exercise price

Programs prior to 2006

The options exercise price is equivalent to the average closing value of the shares on trading sessions run by the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) during the three days prior to the option grant date, applying a discount of 10% (ten per cent).

Programs from 2006 onwards

The options in Lot A and Lot C must be acquired at a price corresponding to the average value of the closing prices for shares of the same type during the 30 (thirty) days prior to the option aware date, traded on the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) (“Market Value”) or in specific cases, such as for the employees of subsidiaries with head offices outside Brazil, the average closing price of the ADRs during the same period, traded on the New York Stock Exchange (NYSE) or as specifically determined by the Program. The exercise price for the Lot B options is equivalent to the value of the Lots A and C options, applying a discount of 10% (ten per cent).

For the Supplementary Option (Lot C), the value of the dividends and interest on own capital effectively paid out by the Company on the corresponding shares for the period between granting the options and the exercise thereof is deducted from the exercise price.

j. criteria for establishing the exercise deadline

Programs prior to 2006

Under programs prior to the alterations introduced to the Plan in 2006, there was no deadline for exercising the options, which were exercised at the time defined by the Beneficiary, when the corresponding acquisition of the shares were subject to a constraint of divestment, being locked up for five years. Thus, the Beneficiary had to remain committed to the Company under incentive conditions, with this commitment remaining effective at least during the five-year lock-up period, applicable to the corresponding shares acquired.

Programs from 2006 onwards

Under the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the Lot A and Lot B options must be exercised immediately, at the same time as the Contract is signed by the Beneficiary, thus aiming at immediate commitment of the Beneficiary, as gains are possible only over the long term, in compliance with the purposes of the Plan. Lot C is subject to a five-year vesting-period as of the signature date of the Contract. This period is felt to be necessary in order to ascertain compliance with the payback targets, resulting in long term commitment by the Beneficiary. Once this vesting period has expired, the options covered by Lot C may be exercised within a period of no more than five years, guaranteeing the Beneficiary a longer period of time to select the best moment for allocating a further portion of its funds to the exercise of these options.

k. form of settlement

In general, the Company uses the shares held in the Treasury to respond to the exercise of options, or ADRs based on shares issued by the Company. The Company may also issue new shares, with a corresponding capital increase, always within the authorized capital as decided by the Board of Directors.

For programs prior to the alterations to the Plan in 2006, the amount corresponding to the exercise price may be paid over time by the Beneficiary. For other programs approved through to the date of this Reference Form, the rule is that the exercise price must be paid in cash on subscription or purchase of the corresponding shares. The Lot C options may be paid within up to 5 (five) days after the exercise date thereof.

l. constraints on share transfers

Programs prior to 2006

For programs prior to the alteration to the Plan in 2006, shares arising from the exercise of options are subject to a lock-up period of five years.

Programs from 2006 onwards

For the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the shares arising from the exercise of options under Lot A are subject to a lock-up period of three years, while shares arising from the Lot B exercise are subject to a lock-up period of five years. This period is calculated as of the acquisition or subscription date to the corresponding shares. The Lot C options may be exercised only after a grace period of five years, but the shares corresponding to the exercise thereof are not subject to any lock-up period, being free for sale at any time.

m. criteria and events that will result in the suspension or alteration or termination of the Plan, if ascertained

The Plan may be altered or terminated by the Board of Directors. Notwithstanding the sphere of competence of the Board of Directors, no decision may alter the rights and obligations of any Contract in effect.

Additionally, in case of any dissolution, transformation, take-over, merger, spin-off, split or restructuring of the Company, the existing options will be subject to the rules established in this matter by the Board of Directors.

n. effects of departure of an administrator from the Company entities on the rights held thereby as set out in the share-based remuneration plan

In case of (i) withdrawal or resignation, or (ii) dismissal for due cause, the Lot C options still open for exercise may be exercised within a period of 90 (ninety) days, while options whose vesting period has not yet expired will be terminated.

Should the Beneficiary leave the Company for any other reason, or should the Beneficiary retire at less than 60 (sixty) years of age, the Lot C granted less than 24 months will lapse, while the Lot C options granted more than 24 months previously may still be exercised within a period of 180 (one hundred and eighty) days after the expiry of the effective grace period. However, in this case, the Beneficiary must sign a non-competition agreement for a period of at least two years, and must also comply with the lock-up periods and performance targets set for the corresponding Program. Moreover, the number of options open for exercise will be proportional to the period during which the work contract or term of office of the Beneficiary remained in effect after granting the options.

Should the Beneficiary retire at more than 60 (sixty) years of age or be subject to permanent disability, he will have the right to exercise all the options not yet exercised thereby, provided that he also signs the above-mentioned non-competition agreement and complies with the lock-up periods and the applicable performance targets as set forth in the corresponding Program.

In case of the demise of a Beneficiary, the successors thereof will have the right to exercise options not yet exercised immediately and for the periods set forth in the respective program, in proportion to the period during which the work contract or term of office of the Beneficiary remained in effect after the option grant date. In this case, compliance with the performance targets applicable to the Program will be waived, with no lock-up period required.

5. Shares or quotas held directly or indirectly in Brazil or elsewhere, and other stock-convertible securities or quotas issued by the Company, it direct or indirect parent or subsidiary companies or companies under common control, by members of the Board of Directors, the Executive Board or the Fiscal Council, grouped by entity on the closing date of the last Fiscal Year.

December 31, 2009

Issued by AmBev
	Nº Shares and ADRs			Nº Options			TOTAL
Entity / Names	ON	PN	TOTAL	ON	PN	TOTAL	ON	PN	TOTAL

Board of Directors	217,131	954,539	1,171,670	0	320,051	320,051	217,131	1,274,590	1,491,721
Executive Board	121,868	753,943	875,811	42,727	825,921	868,648	164,595	1,579,864	1,744,459
Fiscal Council	6	0	6	0	0	0	6	0	6
Total	339,005	1,708,482	2,047,487	42,727	1,145,972	1,188,699	381,732	2,854,454	3,236,186

Issued by AB-InBev
Entity / Names	Nº Shares and ADRs	Nº Options	TOTAL

Board of Directors	7,042,352	7,424,402	14,466,754
Executive Board	393,603	4,729,049	5,122,652
Fiscal Council	0	0	0
Total	7,435,955	12,153,451	19,589,406

6. Share-based payment recognized in the income statement for the last Fiscal Year and forecast for the current Fiscal Year, paid out to the Board of Directors and the Executive Board:

SHARE-BASED REMUNERATION

December 31, 2009
							2009						2009
							Quantity						Weighted average price for the Fiscal Year
Entity	Nº Members	Grant Date	Options Granted	Option exercise maturity date	Option exercise maturity date	Share lock-up period	Beginning balance ON	Beginning balance PN	Losses during the Fiscal Year	Exercised during the Fiscal Year	Exercised during the Fiscal Year PN	Expired during the Fiscal Year	Beginning balance	Losses during the Fiscal Year	Exercised during the Fiscal Year	Expired during the Fiscal Year	Fair value on grant date	Potential dilution if fully exercised

Board of Directors	9	10 Apr 2003	1,000,000	Immediate	Undetermined	5 years	8,870	44,352	-	8,870	44,352	-	54.57	-	56,10	-	33.78	0.2595%
		27 Apr 2006	140,005	27 Apr 2011	27 Apr 2016	0	-	140,005	-	-	-	-	90.70	-	-	-	65.00	0.0217%
		30 Apr 2007	82,869	30 Apr 2012	30 Apr 2017	0	-	82,869	-	-	-	-	101.26	-	-	-	61.83	0.0133%
		30 Apr 2008	69,130	30 Apr 2013	30 Apr 2018	0	-	69,130	-	-	-	-	131.06	-	-	-	83.55	0.0112%
		28 Aug 2009	28,047	28 Aug 2014	28 Aug 2019	0	-	28,047	-	-	-	-	133.99	-	-	-	90.56	0.0045%
			1,320,051				8,870	364,403	-	8,870	44,352	-

Executive Board	11	10 Apr 2003	487,000	Immediate	Undetermined	5 years	38,973	194,861	-	4,888	24,431	-	54.57	-	57,39	-	33.78	0.1264%
		27 Apr 2006	97,187	27 Apr 2011	27 Apr 2016	0	-	97,187	-	-	-	-	90.47	-	-	-	65.00	0.0009%
		30 Apr 2007	80,707	30 Apr 2012	30 Apr 2017	0	-	80,707	-	-	-	-	100.84	-	-	-	61.83	0.0019%
		30 Apr 2008	126,015	30 Apr 2013	30 Apr 2018	0	-	126,015	-	-	-	-	130.36	-	-	-	83.55	0.0279%
		30 Mar 2009	77,945	30 Mar 2014	30 Mar 2019	0	-	77,945	-	-	-	-	97.77	-	-	-	66.23	0.0130%
		28 Aug 2009	230,426	28 Aug 2014	28 Aug 2019	0	-	230,426	-	-	-	-	134.00	-	-	-	90.56	0.0036%
			1,099,280				38,973	807,141	-	4,888	24,431	-
Fiscal Council	6

Total	26		2,419,331				47,843	1,171,544		13,758	68,783

Note: these are grants to people who are currently part of each entity.

Forecast for 2010

							2010						2010
							Quantity						Weighted average price for the Fiscal Year
Entity	Nº Members	Grant Date	Options Granted	Option Exercise starting date	Option exercise maturity date	Share lock-up period	Beginning balance ON	Beginning balance PN	Losses during the Fiscal Year	Exercised during the Fiscal Year	Exercised during the Fiscal Year PN	Expired during the Fiscal Year	Beginning balance	Losses during the Fiscal Year	Exercised during the Fiscal Year	Expired during the Fiscal Year	Fair value on grant date	Potential dilution if fully exercised

Board of Directors	9	10 Apr 2003	1,000,000	Immediate	Undetermined	5 years	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	33.78	0.2595%
		27 Apr 2006	140,005	27 Apr 2011	27 Apr 2016	0	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	65.00	0.0217%
		30 Apr 2007	82,869	30 Apr 2012	30 Apr 2017	0	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	61.83	0.0133%
		30 Apr 2008	69,130	30 Apr 2013	30 Apr 2018	0	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	83.55	0.0112%
		28 Aug 2009	28,047	28 Aug 2014	28 Aug 2019	0	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	90.56	0.0045%
		30 Apr 2010	35,000	30 Apr 2015	30 Apr 2020	0	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	85.00	0.0056%
		30 Nov 2010	26,000	30 Nov 2015	30 Nov 2020	0	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	85.00	0.0042%

Executive Board	11	10 Apr 2003	487,000	Immediate	Undetermined	5 years	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	33.78	0.1264%
		27 Apr 2006	97,187	27 Apr 2011	27 Apr 2016	0	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	65.00	0.0009%
		30 Apr 2007	80,707	30 Apr 2012	30 Apr 2017	0	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	61.83	0.0019%
		30 Apr 2008	126,015	30 Apr 2013	30 Apr 2018	0	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	83.55	0.0279%
		30 Mar 2009	77,945	30 Mar 2014	30 Mar 2019	0	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	66.23	0.0130%
		28 Aug 2009	230,426	28 Aug 2014	28 Aug 2019	0	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	90.56	0.0036%
		30 Apr 2010	170,000	30 Apr 2015	30 Apr 2020	0	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	85.00	0.0028%
		30 Nov 2010	100,000	30 Nov 2015	30 Nov 2020	0	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	85.00	0.0162%
Fiscal Council	6

Total	26		2,419,331

Note these are grants to people who are currently part of each entity.

NOTE: It is not possible to estimate certain information as this depends on future events.

7. Information on outstanding options held by the Board of Directors and the Executive Board at the end of the last Fiscal Year:

OPTIONS

December 31, 2009

		Not Exercisable							Exercisable
Entity	Nº Members	Type	Quantity	Exercise Date	Exercise deadline	Share release period	Weighted average exercise price	Fair value of the options on December 31, 2009	Type	Quantity	Type	Quantity	Exercise deadline	Share release period	Weighted average exercise price	Fair value of the options on December 31, 2009

Board of Directors	9	Pref	140,005	27 Apr 11	27 Apr 16	Immediate	84.61	134.22
		Pref	82,869	30 Apr 12	30 Apr 17	Immediate	95.18	130.32
		Pref	69,130	30 Apr 13	30 Apr 18	Immediate	124.97	121.19
		Pref	28,047	28 Aug 14	28 Aug 19	Immediate	130.06	127.05
			320,051

Executive Board	11	Pref	-	-	-	-	-		Com	8,642	Pref	43,211	Undetermined	5 years	50.00	146.49
		Pref	-	-	-	-	-		Com	34,085	Pref	170,430	Undetermined	5 years	54.57	145.93
		Pref	97,187	27 Apr 11	27 Apr 16	0	82.70	134.22
		Pref	80,707	30 Apr 12	30 Apr 17	0	93.04	130.32
		Pref	126,015	30 Apr 13	30 Apr 18	0	125.17	121.19
		Pref	77,945	30 Mar 14	30 Mar 19	0	79.93	136.64
		Pref	230,426	28 Aug 14	28 Aug 19	0	129.22	127.05
			612,280							42,727		213,641

Total	20		932,331						Com	42,727	Pref	213,641

8. For options exercised and shares transferred as share-based remuneration paid to the Board of Directors and the Executive Board, during the last Fiscal Year, draw up a table with the following contents:

OPTIONS

December 31, 2009

		Options Exercised						Shares Transferred
Entity	Nº Members	Type	Nº Shares	Type	Nº Shares	Weighted average exercised price	Total difference between exercise and market price	Type	Nº Shares	Type	Nº Shares	Weighted average exercised price	Total difference between exercise and market price
Board of Directors	9	Com	8,870	Pref	53,689	66.67	3,632,038	-	0	-	0	0.00	0
Executive Board	11	Com	4,888	Pref	126,826	103.05	4,078,999	-	0	-	0	0.00	-
Total	20	Com	13,758	Pref	180,515		7,711,037	-	0	-	0	0.00	0

9. Information required to understand the data disclosed in items 13.6 to 13.8 (including the share and option value pricing method):

a. pricing model

The fair value of the options granted under the Plan is priced on the basis of the Hull Binomial Model, altered to reflect the directive set forth in Technical Pronouncement CPC 10 – Share-Based Payment, through which the premises on cancelation prior to the expiry of the implementation period may not affect the fair value of the option.

This model is based on the core assumption that the behavior of a share price at future periods may be calculated through two possible paths: one ascending and the other descending. Thus, a trajectory tree is constructed for the share price. The ascending factor and the descending factor are determined on the basis of the share volatility and the length of time between the steps in the tree. The share path trajectories are determined through to the maturity date.

In parallel, a tree is also constructed representing the option value for each period. The option value is determined backwards, starting from the expiry date of the grace period. For the final period, the rule for the decision taken by the option holder is to exercise the option or not.

b. data and assumptions used in the pricing model, including the weighted average share price, the exercise price, the expected volatility, the duration of the option, the expected dividends and the risk free interest rate

Calculation data

In compliance with Technical Pronouncement CPC 10 – Share-Based Payment, the options must be assessed on the respective dates on which they are granted (in this case, the approval date of the corresponding Program).

Average Weighted Share Price

The price of the Company shares taken as the basis for calculating the value of the respective options is the Market Value as defined below, used as the basis for calculating the exercise prices, except for Lot B, for which the exercise price is subject to a 10% discount.

Exercise Price

The options encompassed by Lot A and Lot C must be acquired at an exercise price equivalent to the average closing prices of shares of the same type during the 30 (thirty) days prior to the date on which the option is granted, traded on the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) (“Market Value”), or, in specific cases, such as for the employees of subsidiary companies headquartered outside Brazil, the average closing price of the ADRs during the same period, traded on the New York Stock Exchange (NYSE) or as specifically determined by the Program. The exercise price of the Lot B options is equivalent to the Market Value, applying a 10% (ten per cent) discount.

For the Supplementary Option (Lot C), the value of the dividends and interest on own capital effectively paid out by the Company on the corresponding shares during the period between granting the options and the corresponding exercise thereof is deducted from the exercise price.

Expected Volatility

The forecast volatility is based on the historical volatility calculated from 252 (two hundred and fifty-two) days of historical data. The Hull Binomial Model assumes that all the employees exercise their options immediately if the Company share price reaches 2.5 times the exercise price.

Duration of Option

For the current option granting model used by the Company, the Lot A and Lot B options must be exercised immediately, with a duration equivalent to zero. The Supplementary Option has a total duration of ten years, consisting of a five-year vesting period and a five-year exercise period.

Expected Dividends (Dividends Distribution Rate)

The dividends distribution rate represents the ratio between the dividend per share paid out during a specific period and the share on the market. This variable was calculated on the basis of the historical records for distribution of dividends and interest on own capital built up by the Company. However, as the options granted are protected in terms of dividends, meaning that the amounts paid out as dividends and interest on own capital for each corresponding share are deducted from their exercise prices, the dividends distribution rate was considered as equal to zero, for the purposes of calculating the fair value of the options.

Risk Free Interest Rate

The risk free interest rates were obtained from the Brazilian Central Bank (BACEN), and refer to the Special Settlement and Custody System (SELIC) rates on the respective option award dates.

For illustrative purposes, the data presented in this item “b” were the following, for the options granted during the 2009 Fiscal Year:

OPTIONS PRICING MODEL

December 31, 2009
Assumptions	2009.2	2009
Pricing model	Binomial Hull
Fair value of the options granted	90.56	66.23
Share price	133.99	97.93
Exercise price	130.06	92.28
Expected volatility (*)	45.10%	48.20%
Vesting period (years)	5	5
Expected dividends	0%	0%
Risk free interest rate	12.60%	11.80%

(*) Historical volatility based on the last 252 days

2009: Stock Option program based on profit sharing paid during the first half of 2009, related to 2008 profits
2009.2: Stock Option program based on profit sharing paid during the second half of 2009, related to profit for the period between January 1, 2009 to June 30, 2009

c. method and assumptions used to incorporate the expected effects of early exercise of options

The Hull Binomial Model used by the Company assumes that all the employees would immediately exercise their options if the AmBev share price was 2.5 times above the exercise price.

d. manner of determining the expected volatility

The forecast volatility is based on the historical data, calculated for 252 (two hundred and fifty-two) days of historical data.

e. has any other characteristic of the option been incorporated into the measurement of its fair value

Not applicable.

10. For pension plans in effect offered to Board of Directors Members and Statutory Directors, provide the following information in the form of a table:

RETIREMENT BENEFITS

December 31, 2009
Entity	Nº Members	Plan Name	Retirement Conditions	Early retirement requirements	Accumulated balance Sponsor contributions	Sponsor contributions during the Fiscal Year	Early redemption

Board of Directors	5	Defined Contribution Plan	1 Yes, 4 No	53 years old and 11 years of the Plan	9,367,764	864,346
Yes, if leaving the Company and provided that the participant is not eligible for the retirement benefit under the Plan and did not opt for the deferred proportional benefit through portability or self-sponsorship. The amount redeemed will correspond to the contributions paid in by the participant.

Executive Board	7	Defined Contribution Plan	No	53 years old and 11 years of the Plan	1,502,640	238,369
Yes, if leaving the Company and provided that the participant is not eligible for the retirement benefit under the Plan and did not opt for the deferred proportional benefit through portability or self-sponsorship. The amount redeemed will correspond to the contributions paid in by the participant.

Total	12				10,870,404	1,102,715

11. Remuneration during the last Fiscal Year of the Board of Directors, the Executive Board and the Fiscal Council

Item not disclosed under the preliminary writ granted by His Honor the Judge of the 5th Federal Court of Rio de Janeiro in the records of Case Nº 2010.5101002888-5 to the Brazilian Institute of Financial Executives (IBEF) in Rio de Janeiro.

 12. Contractual arrangements, insurance policies or other instruments structuring remuneration or indemnization mechanisms for the Management in case of dismissal from the position or retirement (including the financial consequences for the Company):

To date, there are no contractual arrangements, insurance policies or other instruments structuring remuneration or indemnization mechanisms for the management in case of dismissal from their positions or retirement.

13. Percentage of the total remuneration of each entity recognized in the earnings of the Company for the Members of the Board of Directors, the Executive Board or the Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined by the accounting rules addressing this matter:

PARTIES RELATED TO THE CONTROLLING SHAREHOLDERS

December 31, 2009

Entity	Nº Members	%
Board of Directors	5	93%
Fiscal Council	0	-
Executive Board	0	-
Total	5	12%

Includes fees recognized in the income statement of the Company from a related party to the controlling shareholder.
Does not include profit sharing and compensation costs arising from granting options.

14. Amounts recognized in the income statement of the Company as remuneration paid to the Members of the Board of Directors, the Executive Board or the Fiscal Council, grouped by entity, for any reason other than the positions held thereby, such as commissions and fees for consulting or advisory services rendered, for example:

None.

15. Amounts recognized in the income statement of the direct or indirect controlling shareholders, companies under common control and the subsidiaries of the Company, as remuneration paid to the Member of the Board of Directors, the Executive Board or the Fiscal Council of the Company, grouped by entity, specifying the reason why such amounts were assigned to these individuals:

Entity	Nº Members	Remuneration Total (*)
Board of Directors	0	-
Fiscal Council	0	-
Executive Board	11	12,971,812
Total	11	12,971,812

(*) Corresponds to the compensation cost recognized in the AB-InBev income statement for the share options granted by this company to Members of the Executive Board.

16. Other relevant information:

All relevant information pertinent to this matter has been disclosed in the items presented above.

ANNEX IV

(pursuant to items 12.6 and 12.9 of Annex 24 of CVM Instruction Nº 480, dated December 17, 2009)

1.     Management and Members of the Fiscal Council:

a) Name	b) Age	c) Profession	d) Tax (CPF) or Passport Nº	e) Position	f) Election Date	g) Induction Date	h) Duration of Mandate	i) Others positions held	j) Elected by the Parent Company
FISCAL COUNCIL
Alvaro Antonio Cardoso de Souza	61	Economist	CPF/MF Nº 249.630.118-91	Member	April 28, 2010	April 28, 2010	AGM 2011	Not applicable	Yes
Celso Clemente Giacometti	67	Administrator and Accountant	CPF/MF Nº 029.303.408-78	Member	April 28, 2010	April 28, 2010	AGM 2011	Not applicable	Yes
Emanuel Sotelino Schifferle	70	Engineer	CPF/MF nº 009.251.3 67-00	Alternate Member	April 28, 2010	April 28, 2010	AGM 2011	Not applicable	Yes
Ary Waddington	78	Economist and Accountant	CPF/MF Nº 004.469.397-49	Alternate Member	April 28, 2010	April 28, 2010	AGM 2011	Not applicable	Yes

2.    Members of the Statutory Committees, Audit Committees, Risk Committees, Financial Committees and Remuneration Committee:

None of the members appointed to the Fiscal Council sits on any Committee of the Company.

a) Resumés of the Management and Members of the Fiscal Council:

Fiscal Council

Members

Alvaro Antonio Cardoso de Souza. During the past five years, he has held the following positions during the indicated periods, at the following companies: (i) Fiscal Council Member since 2005 of the Companhia de Bebidas das Américas – AmBev; (ii) Board Member, since 2004 of GOL - Linhas Aéreas Inteligentes (Chairman since 2009), a listed company whose core activity consists of rendering aviation services; (iii) Board Member, since 2004 of Unidas S/A, a company whose core activity consists of leasing vehicles (Chairman between 2004 and 2009); (iv) Board Member, since 2009 of the Banco Triângulo S/A, a financial institution; (v) Member of the Advisory Board, between 2005 and 2007 of Signatura Lazard, a financial institution; (vi) Member of the Advisory Board, between 2004 and 2006 of Roland Berger Strategy Consultants, a company whose core activity consists of rendering consulting services; (vii) Member of the Audit Committee, between 2007 and 2009 of Quilmes Industrial (Quinsa) Société Anonyme, whose core activity consists of holding stakes in companies whose purpose is the fabrication, distribution and sale of beverages; (viii) Member of the Board and the Audit Committee, between 2007 and 2008 of Agra Incorporadora, a listed company whose core activity consists of real estate developments; (ix) Managing Director, since 2003, of AdS-Gestão, Consultoria e Investimentos Ltda., a company whose core activity consists of rendering business consulting services; (x) Chairman since 2005 of the Board of the Worldwide Wildlife Fund (WWF) a non-profit organization; (xi) Member of the Board since 2009 of the Brazilian Fund for Biodiversity (FUNBIO), a non-profit organization; (xii) Member of the Board of Notables, between 2002 and 2007 of COMGÁS, a company whose core activity is gas distribution with the Board of Notables serving as an advisory board; and (xiii) Consultant to British Gas in Brazil, a company whose core activity is gas distribution. Additionally, during his career he spent time in the investment bank areas with various companies in the Citigroup, holding positions in Brazil that ranged from Branch Manager to CEO of the Banco de Investimentos Crefisul and CEO of Citibank in Brazil. In the USA, he managed the Cross Border Finance division and was also in charge of global Private Banking as well as the Consumer Business area for North America, in addition to heading up Consumer Banking businesses for Latin America. He also chaired the Citibank Board in Switzerland, and served as the chairman of the Banco Crefisul Board and the Credicard Board in Brazil, as well as holding a seat on the Citibank Equity Investments Board in Argentina. He was Senior Advisor of Citibank for Latin America until he retired in September 2003. He was also CEO of the Banco ABC Roma, a financial institution and President of the American Chamber of Commerce in São Paulo (AMCHAM). Among the companies listed above, in addition to Companhia de Bebidas das Américas – AmBev, only Quilmes Industrial (Quinsa) Société Anonyme is part of the same economic group as the Company. None of the companies listed above holds any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by AmBev.

Celso Clemente Giacometti.  During the past five years he has held the following positions during the indicated periods, at the following companies: (i) Fiscal Council Member since 2008 of Companhia de Bebidas das Américas – AmBev; (ii) Fiscal Council Member since 2006 of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, a listed company whose core activity is designing, constructing, operating and maintaining power transmission distribution systems; (iii) Chairman of the Fiscal Council and Member of the Audit Committee, between 2004 and 2008 of TIM Participações S.A. (President), a listed company whose core activity consists of holding stakes in companies rendering telecommunication services; (iv) Member of the Board and Coordinator of the Audit Committee, since 2007 of Tarpon Investimentos S.A. (Coordinator), a listed company whose core activity consists of resource management; (v) Member of the Board and Coordinator of the Audit Committee since 2007, of Lojas Marisa S.A. (Coordinator), a listed company whose core activity consists of retail sales of clothing; (vi) Member of the Board and of the Audit Committee since 2008 of LLX Logística, a listed company whose core activity consists of rendering integrated logistic services, port activities and cargo shipping; (vii) Member of the Board and Coordinator of the Audit Committee, between 2005 and 2009 of Sabó Indústria e Comércio de Autopeças Ltda., a company whose core activity consists of developing products and services for the automotive segment; (viii) Coordinator of the Audit Committee, between 2006 and 2008 of O Estado de São Paulo S.A. - OESP Group (Coordinator), a company whose core activity consists of printed communications; (ix) Member of the Board and Coordinator of the Audit Committee, between 1995 and 2001 and between 2007 and 2008, in addition to serving as a Member of the Conduct Recommendation Committee since 2009 of the Brazilian Institute for Corporate Governance (IBGC); (x) CEO of the family holding company and Family Office, between 2004 and 2006 of Souto Vidigal S.A.; and (xi) Partner since 2002 in Giacometti Serviços Profissionais Ltda., a company whose core activity consists of rendering advisory services to family firms implementing transition and succession planning processes.  Other than the Companhia de Bebidas das Américas – AmBev, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by AmBev.

Alternate Members

Ary Waddington.  During the past five years, he has held the positions of Fiscal Council Member of (i) Companhia de Bebidas das Américas – AmBev; (ii) União Química Farmacêutica Nacional S.A., a company whose core activity consists of the production and development of pharmaceutical products; and (iii) Richard Saigh Indústria e Comércio S.A., a company whose core activity consists of grinding wheat and the fabrication and sale of wheat flour.  Other than the Companhia de Bebidas das Américas – AmBev, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by AmBev.

Emanuel Sotelino Schifferle.  He held the following positions during the indicated periods with the following companies: (i) Managing Partner since 1992 of ASPA Assessoria e Participações S/C Ltda., a firm whose core activity consists of rendering advisory services to companies and implementing restructuring programs, acquisition, negotiating contracts and transitory management periods, having served on the management of companies in receivership, as well as corporate restructuring and reorganization processes and renegotiating contracts, among other matters;  (ii) Fiscal Council Member, between 2000 and 2001 of Lojas Americanas S.A., a listed company whose core activity consists of retail trade in general; (iii) Board Member, between 1996 and 2003, of Manasa Madeireira Nacional S.A., a listed company whose core activity consists of felling, processing, beneficiation, trade and export of timber and timber derivatives; (iv) Board Member, between 2003 and 2004 of Ferropar S.A.; (v) Fiscal Council Member, between 2001 and 2005, of Hopi Hari S.A., a listed company whose core activity consists of operating entertainment parks; (vi) Fiscal Council Member, between 2004 and 2009, of ALL – América Latina Logística, a listed company whose core activity consists of rendering road and rail cargo shipment services; (vii) alternate Member of the Fiscal Council, since 2005, of the Companhia de Bebidas das Américas – AmBev; (viii) Fiscal Council Member, between 2006 and 2008, of Ferroban – Ferrovias Bandeirantes S.A., a company whose core activity consists of rail transportation; (ix) Board Member, since 2007, of São Carlos Empreendimentos e Participações S.A., a listed company whose core activity consists of the management of its own and third party real estate enterprises; and (x) Fiscal Council Member, since 2008, of Estácio Participações S.A., a listed company core activity consists of the development and management of activities and institutions in the education area.  Other than the Companhia de Bebidas das Américas – AmBev, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by AmBev.

b) Administrative and court decisions (including criminal matters) including the management and members of the Fiscal Council:

Members of the Fiscal Council

Members

Mr.  Alvaro Antonio Cardoso de Souza, nominated for the position of Member of the Fiscal Council for election on April 28, 2010, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr.  Celso Clemente Giacometti, nominated for the position of Member of the Fiscal Council for election on April 28, 2010, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Alternate Members

Mr.  Ary Waddington, nominated for the position of alternate Member of the Fiscal Council for election on April 28, 2010, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr.  Emanuel Sotelino Schifferle, nominated for the position of alternate Member of the Fiscal Council for election on April 28, 2010, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

3.        Marital relationships, stable unions or relations up to the second degree among:

a) the Management of the Company
None.

b) the Management of the Company and the Management of the direct or indirect subsidiaries of the Company
None.

c) the Management of the Company or its direct or indirect subsidiaries and the direct or indirect controllers of the Company
None.

d) the Management of the Company and the Management of the direct and indirect controlling companies of the Company
None.

4.        Relationships of subordination, services rendered or control established during the last three Fiscal Years between the Management of the Company and:

a) direct or indirect subsidiary of the Company
None.

b) a direct or indirect controller of the Company
None.

c) a supplier, customer, debtor or creditor of the Company, its subsidiary or parent companies or subsidiaries of any of such persons if relevant
None.

ANNEX V

(pursuant to Annex 14 of CVM Instruction Nº 481, December 17, 2009)

1.  Value of the increase in the new equity capital.

2.  Form of capital increase.

1.  Increase in the equity capital through the issue of shares arising from the partial capitalization of the tax benefit

In 2010, as the Company posted a tax benefit during the 2009 Fiscal Year arising from the amortization of the premium worth R$535,326,966.20, we propose that the Extraordinary General Meeting to be held on April 28, 2010 approve the issue of 2,183,166 Common Shares and 1,701,059 Preferred Shares, at an issued price of R$149.4675 and R$173.2993 respectively.  Of the shares to be issued, 1,615,966 Common Shares and 768,580 Preferred Shares will be subscribed and paid up in full by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A., the controlling shareholder of the Company, through the capitalization of 70% of the tax benefit posted by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the 2009 Fiscal Year, pursuant to the Caption of Article 7 of CVM Instruction Nº 319/99, resulting in an increase in the equity capital of the Company worth R$374,728,735.67, with equity capital rising from R$6,832,077,529.70 to R$7,206,806,265.37.  The remaining 567,200 Common Shares and 932,479 Preferred Shares may be subscribed to by the other shareholders of the Company in a proportion of 0.630109671% of their respective stakes in the Company held on the date of the Extraordinary General Meeting, compliant with types, at the same price as mentioned in the paragraph above, for payment in cash on subscription thereto.  Further information on the subscription process and the assignment of subscription rights will be disclosed in the Notice to the Shareholders to be published after the Extraordinary General Meeting.

2.           Increase in the equity capital with no issue of shares arising from the partial capitalization of the tax benefit

Additionally, for the reasons set forth in item 3 below, we also propose that the Extraordinary General Meeting should approve a capital increase worth R$ 160,598,230.53, without issuing new shares, through the capitalization of 30% of the tax benefit posted by the Company with the partial amortization of its Special Premium Reserve – IN 319/99 for the 2009 Fiscal Year, pursuant to the Caption of Article 7 of CVM Instruction Nº 319/99, with the equity capital rising from R$7,206,806,265.37 to R$7,367,404,495.90.

3.  Explain in detail the reasons for the capital increase and its legal and economic consequences

As a result of the merger of InBev Holding Brazil S.A. into the Company in 2005 (the “Merger”), the Company has been posting a tax benefit each January arising from the partial amortization of the premium, compliant with the term set forth in Instruction Nº 319/99 issued by the Brazilian Securities Commission (“CVM”).

As allowed by CVM Instruction Nº 319/99, the Protocol and Justification signed on July 7, 2005 that addressed the Merger established that 70% of the portion of the Special Premium Reserve on the Merger corresponding to the tax benefit posted by the Company due to the amortization of the premium would be subject to capitalization to the benefit of the controlling shareholder, which at that time was called InBev N.V./S.A. (currently Anheuser-Busch InBev N.V./S.A., and hereinafter called “AB InBev”),with the remaining 30% being capitalized without issuing new shares, consequently reverting in favor of all the shareholders of the Company.

In compliance with the matters agreed, the capital increases of the Company implemented since 2006 and arising from the capitalization of portions of the Special Premium Reserve built up through the Merger have been addressed through deliberations at General Meetings, in the amounts listed below, with the resulting subscription of shares corresponding to 70% of the increase by Interbrew International B.V.  and AmBrew S/A, subsidiaries of AB InBev, with the remaining shareholders granted preemptive rights for proportional subscriptions to the additional shares:

Year	Tax benefit (R$)	AB InBev Subscription (70%) (R$)	Subscription Right of First Refusal (R$)	Capital increase with no issue of shares (30%) (R$)
2006	19,376,853.18	13,530,026.66	3,433,071.93	5,846,826.52
2007	248,786,955.08	174,150,869.20	128,333,084.46	74,636,085.88
2008	438,908,385.06	307,235,839.32	55,662,245.58	131,672,545.74
2009	144,745,986.26	101,322,170.37	65,930,825.56	43,423,815.89

4.  Provide a copy of the Report of the Fiscal Council, if applicable

The proposed increase in the equity capital will be subject to deliberation by the Fiscal Council at a meeting to be held on April 12, 2010.  The respective Report will be made available through the websites of the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) through the Periodic Information System (IPE).

5.  Capital increase through subscription of Shares

a.  Allocation of funds.

There will be no new uptake but only the capitalization of reserves, in addition to the issue of shares in order to guarantee preemptive rights for the minority shareholders, whose funds will be allocated to the working capital of the Company.

b.  Number of shares issued of each type and class.

A total of 2,183,166 Common Shares and 1,701,059 Preferred Shares will be issued, including the shares to be issued in order to ensure the preemptive rights.

c.  Describe the rights, advantages and constraints assigned to the shares to be issued.

The shares issued will be assigned the same rights as those conferred on the existing shares.  The shares issued will participate in all benefits under equal conditions, including dividends and possible remuneration on capital that may be declared by the Company after the Board Meeting examining the subscription.

d.  State whether the subscription will be private or public.

Private Subscription

e.  Should this consist of a private subscription, state whether the related parties as defined by the accounting rules addressing this matter will subscribe to shares for the capital increase, specifying the respective amounts when these amounts are already known.

Year	Tax benefit (R$)	Subscription AB InBev (70%) (R$)
2010	535,326,966.20	374,728,735.67

f.  State the issue price of the new shares or the reasons why the pricing must be delegated to the Board of Directors, for public distributions.

Preferred Share: R$ 173.2993

Common Share: R$ 149.4675

g.  State the Face Value of the shares issued or, for shares with no face value, the portion of the issue price that will be allocated to the capital reserve.

The entire issue price will be allocated to the equity capital.

h.  Provide the opinion of the Management on the effects of the capital increase, above all with regard to the dilution caused by the increase.

The minority shareholders will be granted the right to subscribe to one new share in the same class as the shares held thereby for each 158.70253153 shares held thereby eliminating the effect of dilution for shareholders subscribing to the shares.  For the minority shareholders, should they not exercise the preemptive rights mentioned above, the dilution will be 0.3868% of the total capital.

i.  State the issue price calculation criterion and justify in detail the economic aspects that determined this choice.

Aligned with previous years, the issue prices correspond to the closing price of the Company shares on January 29, 2010, as set forth in Article 170, §1, item III, of Law No. 6,404/76, with this date corresponding to the day on which the Company was granted the tax benefit arising from the partial amortization of the Special Premium Reserve for the 2009 Fiscal Year, whose use is proposed to pay up the shares to be subscribed to by the controlling shareholder, in the terms of CVM Instruction Nº 319/99.  These prices have also been adjusted by the dividends decided by the Board at a meeting held on March 1, 2010.

j.  Should the issue price have been established with a premium or discount compared to the market value, give the reason for such premium or discount and explain how this was determined.

Not applicable.

k.  Provide a copy of all the expert reports and studies underpinning the establishment of the issue price.

Not applicable.

l.  State the share price for each of the types and classes of shares issued by the Company on the markets on which they are traded, identifying the:

i.    minimum, average and maximum share prices for each year during the past 3 (three) years

2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	75.80	90.13
Average	110.30	131.07
Maximum	150.00	174.90

2008:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	72.00	86.00
Average	99.49	112.12
Maximum	133.00	146.80

2007:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	92.26	102.50
Average	122.18	125.62
Maximum	142.59	146.00

ii.     Minimum.  Average and Maximum Share Prices for each quarter during the past 2 (two) years

4th Quarter 2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	128.66	148.99
Average	140.71	164.94
Maximum	150.00	174.90

3rd Quarter 2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	105.10	125.51
Average	115.05	136.51
Maximum	126.50	146.26

2nd Quarter 2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	90.32	109.20
Average	101.82	123.30
Maximum	110.47	132.80

1st Quarter 2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	75.80	90.13
Average	83.87	99.82
Maximum	92.80	112.02

4th Quarter 2008:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	72.00	86.00
Average	82.95	98.81
Maximum	91.00	110.90

3rd Quarter 2008:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	79.38	89.71
Average	87.04	98.67
Maximum	94.00	107.20

2nd Quarter 2008:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	95.23	100.61
Average	108.52	120.52
Maximum	120.00	139.09

1st Quarter 2008:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	106.60	116.60
Average	120.74	131.78
Maximum	133.00	146.80

iii.  minimum, average and maximum share prices for each month during the past 6 (six) months

February 2010:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	143.57	165.75
Average	149.99	173.63
Maximum	157.50	179.50

January 2010:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	150.00	173.00
Average	156.00	178.41
Maximum	159.25	186.38

December 2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	137.99	163.62
Average	143.72	168.78
Maximum	150.00	174.90

November 2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	134.50	159.00
Average	142.24	167.24
Maximum	148.00	174.71

October 2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	128.66	148.99
Average	136.46	159.19
Maximum	141.75	165.02

September 2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	117.95	136.70
Average	121.81	141.66
Maximum	126.50	146.26

iv.  average share price for the past 90 (ninety) days

	Common Share (R$)	Preferred Share (R$)
Share Price	151.00	174.34

m.  state the share issue prices for capital increases conducted during the past 3 (three) years

Date of the capital increase	Total Preferred Shares issued	Total Common Shares issued	Issue Price – Common Shares		Issue Price – Preferred Shares
27 Apr 2007	55,148,190	118,8573,338	R$	96,3130	R$	108,2099
28 Apr 2008	851,980	1,813,659	R$	111.48	R$	123.30
28 Apr 2009	388,967	803,660	R$	80.14	R$	94.91
30 Jul 2009	144,436	N/A		N/A	R$	131.92

n.  present the potential dilution percentage resulting from the issue.

0.3868% of the total capital.

o.  state the periods, conditions and form of subscription and payment of the shares issued.

The information on the periods, conditions and form of subscription and payment of the shares to be issued is set forth in details in items 1 and 2 above.

p.  state whether the shareholders will have the preemptive right to subscribe to the new shares issued and describe in detail the terms and conditions to which this right is subject.

The minority shareholders will be offered the right to subscribe to one new share of the same class as the shares held thereby for each 158.70253153 shares held thereby in compliance with the rules established in item “o” above.

q.  provide information on the proposal drawn up by the Management for handling possible future unsubscribed shares.

On termination of the period to be approved by the General Meeting for subscription to the shares, the unsubscribed shares will be apportioned in compliance with the terms set forth in line “b” of Paragraph 7 of Article 171 of Law No.  6404/76, with the unapportioned balance being sold through the Stock Exchange to the benefit of the Company.  It is stressed that the unsubscribed shares not subscribed to within a period of 30 (thirty) days as mentioned above will be apportioned in proportion to the amounts subscribed only among shareholders who have requested that unsubscribed shares be reserved for them in the subscription bulletin.

r.  Describe in detail the procedures to be adopted if there is any planned partial ratification of the capital increase.

In case the issuance is not completely subscribed, the Board of Directors is empowered to proceed with the partial homologation of the capital increase, being secured to those who subscribed new shares the right to withdraw such subscription during a 30-day period.   The Board of Directors is also empowered to verify the actual subscription and proceed with the filing of the relevant resolution with the Registry of Commerce (Law No. 6404/76, Article 166).  The credit of the subscribed shares will be made on the next day following the referred to Board of Directors’ Meeting of the Company.

6.  In case of a capital increase through the capitalization of profits or reserves

a.  alteration to the Face Value of the shares, if any, or distribution de new shares among the shareholders.

As mentioned in item 3 above, the capital increase will be conducted through the capitalization of the Special Premium Reserve, with 70% of the portion of the Special Premium Reserve corresponding to the tax benefit posted by the Company due to the amortization of the premium being subject to capitalization to the benefit of the controlling shareholder through the issue of new shares, with the remaining 30% being capitalized without issuing new shares.

b.  state whether the capitalization of profits or reserves will be conducted with or without modifying the number of shares in companies issuing shares with no face value.

Part of the capital increase will be conducted through the capitalization of the Premium Reserve, modifying the number of shares due to the issue of new shares, while the other part will be conducted through capitalization also of the Premium Reserve without issuing new shares.

c.  in case of distribution of new shares.

i.	State the number of shares issued of each type and class.

Issue of 2,183,166 Common Shares and 1,701,059 Preferred Shares.

ii.	State the percentage that the shareholders will receive in shares.

The shareholders will receive 0.63% in shares, taking into account the total number of shares issued divided by the total number of shares representing the equity capital of the Company.

iii.	Describe the rights, advantages and constraints assigned to the shares to be issued.

The shares issued will be assigned the same rights conferred on the current shares.  The shares issued will share in all benefits under equal conditions, including dividends and possible future remuneration on capital that may be declared by the Company after the Board Meeting checking subscription.

iv.       State the acquisition cost in reais per share to be assigned for the shareholders to be able to comply with Article 10 of Law No.  9,249, dated December 26, 1995.

Preferred Share: R$173.2993

Common Share: R$149.4675

v.	State the treatment of the fractions, if applicable.

Not applicable.

d.        state the period addressed in § 3 of Article 169 of Law No.  6,404/1976.

Not applicable.

e.        state and provide information and documents as required in item 5 above, when applicable.

Not applicable.

ANNEX VI (a): REPORT ON THE PROPOSED ALTERATIONS TO THE COMPANY BY-LAWS

Current Clauses in the Company By-Laws	Proposed Alterations to the Company By-Laws	Justifications

CHAPTER I NAME, HEADQUARTERS, PURPOSE AND DURATION	Unchanged.	Not applicable.

Article 1 - COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV is a joint-stock company (sociedade por ações), which shall be governed by these By-laws and by applicable law.	Unchanged.	Not applicable.
Article 2 – The Company shall have its headquarters and jurisdiction in the City of São Paulo, State of São Paulo.  Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of the Board of Directors, for achievement of the Company’s purposes.
	Unchanged.	Not applicable.
Article 3 – The purpose of the Company, either directly or by participation in other companies, is:	Unchanged.	Not applicable.
a) the production and trading of beer, concentrates, soft drinks and other beverages;	Unchanged.	Not applicable.
b)        the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above;

c)         the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d) the packaging and wrapping of any of the products belonging to it or to third parties;
e)         the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f) the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;
g)       the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h) the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;
i) the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;
j) the importation of anything necessary for its industry and trade;
k) the exportation of its products;
l) the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and
m)       the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.
	Unchanged.	Not applicable.
Article 4 – The Company is established for an indeterminate period of time.	Unchanged.	Not applicable.

CHAPTER II SHARE CAPITAL AND SHARES	Unchanged.	Not applicable.
Article 5 – The capital stock is of R$ 6,746,735,524.69, divided into 616,128,960 shares, of which 346,311,807 are common shares and 269,817,153 are preferred shares, without par value.	Clause 5 – The capital stock is of R$ 7,367,404,495.90, divided into 619,372,529 shares, of which 348,210,538 are common shares and 271,161,991 are preferred shares, without par value.
Justifications for this alteration described in Annex V of this Proposal of the Management.  Additionally, the share capital and number of shares are adjusted to the increases in the share capital approved by the Board at the meetings held on June 29, 2009 and July 30, 2009.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.	Unchanged.	Not applicable.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – Preferred shares: a) shall not be entitled to voting rights and may not be converted into common shares;
b) shall have preference in capital reimbursement in the event of liquidation of the Company; and	Unchanged.	Not applicable.
c) shall have the right to receive cash dividends 10% higher than those paid to common shares.
Article 7 – Nonvoting preferred shares may represent up to two thirds (2/3) of the total shares issued by the Company.	Unchanged.	Not applicable.
Article 8 – The Company is authorized, up to the maximum limit permitted by law, to create and/or issue, as a result of subscription, stock dividends or splitting, new classes of preferred shares, voting or nonvoting, even if entailing more benefits than those previously existing, and establish their respective preferences, advantages, conditions for redemption, amortization or conversion.
	Unchanged.	Not applicable.
Paragraph 1 – The Company may increase the number of preferred shares of any class, irrespective of whether the proportion with the other classes of preferred shares or common shares is maintained, and further increase the common shares without observing the proportion with preferred shares.
	Unchanged.	Not applicable.
Paragraph 2 – Nonvoting preferred shares entitled to fixed or minimum dividends, when issued, shall be entitled to exercise such right if the Company fails to pay the fixed or minimum dividends to which it may be entitled during three consecutive fiscal years, which right shall be maintained until payment, if such dividends are non-cumulative, or until the cumulative dividends in arrears have been paid, all in accordance with paragraph 1 of article 111 of Law 6404/76.

Article 9 – The Company is authorized to increase its share capital up to the limit of seven hundred million (700,000,000) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.
Unchanged.	Not applicable.
Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (article 172, sole paragraph, of Law 6404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights in connection with any issuance of shares after such subscription.
Unchanged.	Not applicable.
Article 10 – The issue of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6404/76.
Unchanged.	Not applicable.
Article 11 – The Board of Directors may, based on a plan approved by the General Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.
Unchanged.	Not applicable
Article 12 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.
Unchanged.	Not applicable.

CHAPTER III GENERAL MEETINGS	Unchanged.	Not applicable.
Article 13 – The General Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.	Unchanged.	Not applicable.
Article 14 – General Meetings shall be convened and presided over by the shareholders then chosen, which may appoint up to two secretaries.	Unchanged.	Not applicable.
Article 15 – Any resolutions of the General Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.	Unchanged.	Not applicable.
Article 16 – Annual General Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.	Unchanged.	Not applicable.
Article 17 – Extraordinary General Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.	Unchanged.	Not applicable.

CHAPTER IV MANAGEMENT OF THE COMPANY	Unchanged.	Not applicable.
Article 18 – The Company shall be managed by a Board of Directors and an Executive Board, pursuant to law and these By-laws.	Unchanged.	Not applicable.
Paragraph 1 – The General Meeting shall establish the aggregate compensation of Management, which shall be apportioned by the Board of Directors, as provided for in Article 24 hereof.
Paragraph 2 – The management must take part in the Manual for Disclosure and Information Use and Policies for Trading Securities Issued by the Company, by signing the Declaration of Compliance.	Unchanged.	Not applicable.
Paragraph 3 – The investiture of the Company’s Managers, elected pursuant to these By-laws, will be conditioned to the underwrite by those managers of the Term of Acceptance, foreseen in the Rules of Corporate Governance Best Practices – Level 1 of the São Paulo Stock Exchange (BOVESPA).

SECTION I BOARD OF DIRECTORS	Unchanged.	Not applicable.
Article 19 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, all shareholders, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.
	Unchanged.	Not applicable.
Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each General Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Meeting.

Paragraph 2 - The Board of Directors may determine the creation of committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No.  6.404/76 shall apply to non-members of the Board of Directors.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall take office upon the signing of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.
	Unchanged.	Not applicable.
Paragraph 4- The member of the Board of Directors shall have an indisputable reputation, and cannot be elected, unless waived by the General Meeting, if (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Member of the Board cannot be exercised in case the same preventing are configured.

Paragraph 5- It is prohibited, in the form of article 115, paragraph 1 of Law 6404/76 the exercise of the voting rights in the election of the Members of the Board of Directors in circumstances that characterize conflict of interest with the Company.

Article 20 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the Board’s members, immediately after said members are instated.
	Unchanged.	Not applicable.

Article 21 - The Board of Directors shall meet, ordinarily, at least once every month and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 21 - The Board shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, telegram or personally, with at least 24 (twenty-four) hours in advance.

This is a proposal presented by the Management of the Company in order to adjust the corporate convocation system of the Company to new communications media.  No specific juridical effects are expected from the current wording, as meetings must nevertheless be convened with the same advance notice forwarded to the Board Members.  In terms of economic effects, it is expected to cut costs through convening meetings by e-mail, for example.

Article 22 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.	Unchanged.	Not applicable.

§ 1 – the Board Members may attend meetings by telephone, videoconferencing or telepresence.  In this case, the Board Member will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in Minutes of such meeting.

This is a proposal presented by the Management of the Company in order to regulate the option of attending Board Meetings trough appropriate communications media.  No specific juridical effects are expected from the current wording, as the suitability of the media used will be assured, together with the authenticity of the vote.  In terms of economic effects, it is expected to cut costs through holding meetings attended through teleconferencing, for example.

Paragraph 1 – In the event of a tie in the resolutions of the Board of Directors, the Co-chairmen shall not have the casting vote, except their own personal votes.	§ 2 - the Co-chairmen shall not have the casting vote in case of a tied ballot for any decisions adopted by the Board, but only their respective personal votes.	Paragraphs renumbered.
Paragraph 2 – The Member of the Board shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.	§ 3 - Board Members shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.	Paragraphs renumbered.
Article 23 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.
	Unchanged.	Not applicable.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the Board of Directors.  In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.
	Unchanged.	Not applicable.
Article 24 – The Board of Directors shall resolve on the matters listed below:	Unchanged.	Not applicable.
a) establish the general policy of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;
b) approve the annual investment budget of the Company;
c) approve the five-year strategic plan of the Company;
d) elect and dismiss the Company's Officers, and set their attributions;
e) supervise the management of the Executive Board, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;
f) attribute, from the aggregate value of the compensation established by the General Meeting, the monthly fees of each of the members of the Company's Management;
g)           define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, superintendents or employees in equivalent direction positions) of the Company;
	Unchanged.	Not applicable.
h) appoint the Company's independent auditors;
i) resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;
j) provide a previous manifestation on the management's report, the Executive Board's accounts, the financial statements for the fiscal year, and review the monthly balance sheets;
k) submit to the General Meeting the form of allocation of the net profits for the year;
l) call Annual General Meetings and, whenever it may deem advisable, Extraordinary General Meetings;
m)           approve any business or agreements between the Company and/or any of its controlled companies, management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)           approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company;
	Unchanged.	Not applicable.
o)           approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;
	Unchanged.	Not applicable.
p)           approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies;
	Unchanged.	Not applicable.
q)           approve the granting of loans and rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)           approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;
	Unchanged.	Not applicable.
s) resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;	Unchanged.	Not applicable.
t) resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;	Unchanged.	Not applicable.
u) authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, with due regard for applicable law;
v) resolve on the issuance of trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;
w) resolve on the issuance of unconvertible debentures not bearing collateral, under the terms of article 59 paragraph 1 of Law 6404/76
x)           authorize the disposal of fixed assets, expect for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet.  This amount will be considered per individual transaction or a series of related transactions;

y) perform the other legal duties assigned thereto at the General Meeting or in these By-laws; and
z) resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.
Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.
Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in General Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.
	Unchanged.	Not applicable.

SECTION II EXECUTIVE BOARD	Unchanged.	Not applicable.
Article 25 – The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or not, of whom one shall be the Chief Executive Officer, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.
	Unchanged.	Not applicable.
Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.
	Unchanged.	Not applicable.
Paragraph 3 – The Executive Officers shall take office by signing the respective statement drawn up in the appropriate register and shall hold their positions until their successors take office.
Article 26 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary and, at the very least, once a month, its being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.
	Unchanged.	Not applicable.
Sole Paragraph- The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board’s members.  No Executive Officer shall have the casting vote.
	§ 1 - The Meeting shall be declared open provided it is attended by Officers in sufficient number to represent a majority of the Executive Board members. No Officer shall have a casting vote.	Paragraph renumbered.

§ 2 – Officers may attend meetings by telephone, videoconferencing or telepresence.  In this case, the Director will be deemed to attend the meeting to ascertain the quorum for declaring it open and voting, with the vote cast thereby being deemed valid for all legal purposes.

This is a proposal presented by the Management of the Company in order to regulate the option of attending Board meetings through appropriate communications media.  No juridical effects are expected other than those arising from the current wording, as the suitability of the means used will be assured, together with the authenticity of the vote.  In terms of economic effects, the possibility of cutting costs is foreseen, by holding meetings through teleconferencing, for example.

Article 27 – The Minutes of the Meetings and the resolutions of the Executive Board shall be recorded in the appropriate register.	Unchanged.	Not applicable.
Article 28 – It is the Chief Executive Officer’s responsibility to:	Unchanged.	Not applicable.
a) Submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;
b)           Formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Annual General Meeting and of the Board of Directors, with the participation of the other Executive Officers;
	Unchanged.	Not applicable.
c) Supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;
d) Coordinate and oversee the activities of the Executive Board; and
e) Exercise the other prerogatives conferred upon it by the Board of Directors.
Article 29 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.
	Unchanged.	Not applicable.
Article 30 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.
	Unchanged.	Not applicable.

Paragraph 1 – Signing of the documents listed above may be delegated, and may be signed by an attorney-in-fact jointly with a member of the Executive Board, or by two attorneys-in-fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are signed by two Officers.
	Unchanged.	Not applicable.
Paragraph 2 - The Company shall be represented, individually, by any of the Officers, without the formalities set out in this Article, as regards receipt of service of process or judicial notices and rendering of personal deposition.
	Unchanged.	Not applicable.
Paragraph 3 – The Executive Board, represented in the form set forth in this Article, is responsible, independent from deliberations of the Board of Directors, for the activities referred to in items “o”, “q”, “r” and “x” of Article 24, excluding the exceptions or amounts below the established limits.
	Unchanged.	Not applicable.
CHAPTER V FISCAL COUNCIL	Unchanged.	Not applicable.
Article 31 – The Company shall maintain a Fiscal Council, made up of three (3) to five (5) members and an equal number of alternates, on a permanent basis.  All of its members shall be elected at a General Meeting and may be removed through such a meeting at any time.  Their term of office shall expire at the first Annual General Meeting to be held following their election and they can be reelected.
	Unchanged.	Not applicable.
Paragraph 1 – In order for the Fiscal Council to be able to operate, it shall be required that the majority of its members be in attendance.
Paragraph 2 - It shall be incumbent upon the Fiscal Council to elect its Chairman in the first session to be held after its instatement.
Paragraph 3 - In addition to the duties conferred upon it by these By-laws and by law, the Council shall establish in its internal by-laws procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and subjects related with the auditing of the Company, as well as any other communication received on such matters.
Paragraph 4 - The provisions of Paragraphs 2 and 3 of Article 18 of these By-laws apply to the members of the Fiscal Council.
	Unchanged.	Not applicable.
Article 32 – The Fiscal Council shall cease its operation at the first Annual General Meeting following its installation, and its members may be reelected.	Unchanged.	Not applicable.
Article 33 – The compensation of the Fiscal Council's members shall be established by the General Meeting that elects them.	Unchanged.	Not applicable.
CHAPTER VI FINANCIAL YEAR, BALANCE SHEET AND PROFITS	Unchanged.	Not applicable.
Article 34 – The financial year shall have the duration of one year, and shall end on the last day of December each year.	Unchanged.	Not applicable.

Article 35 - At the end of each financial year, the financial statements established in law shall be drawn up in accordance with the Company's bookkeeping.	Unchanged.	Not applicable.
Paragraph 1 – The Board of Directors may determine that balance sheets be drawn up half-yearly or at shorter periods and approve the distribution of dividends based on the profits ascertained in such balance sheet, subject to the provisions of article 204 of Law 6404/76.

§ 1 - The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law Nº 6404/76.

Modification proposed by the Management in order to centralize decisions taken by the Board and the Shareholders’ Meeting on the shareholder remuneration.  From the juridical standpoint, the effect will be to consolidate the duties and responsibilities with this entity responsible for shareholder remuneration, previously assigned to the Executive Board, in terms of interest on net equity.  As an economic effect, it is expected to benefit from having a single entity assessing the opportunities arising to remunerate the shareholders through interest on net equity.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends to the account of accrued profits or reserves of existing profits shown on the latest yearly or half-yearly balance sheet.

§ 2 - At any time, the Board of Directors may also decide on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.
Alteration arising from modification in the previous paragraph § 1.
Paragraph 3 – The Executive Board, upon prior consultation with the Board of Directors and the Fiscal Council, may determine the amount of interest to be paid or credited to the shareholders, as interest on net equity, according to article 9 of Law 9249/95, as amended by Law 9430/96.
	Excluded	Alteration arising from the modification to § 1 of this same Article.
Paragraph 4 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.	§ 3 - The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends	Paragraph renumbered.
Article 36 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.	Unchanged.	Not applicable.
Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:
a)     the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors;
b)     the statutory participation of the management, up to the maximum legal limit.
	Unchanged.	Not applicable.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it might be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income for the year, obtained after the deductions dealt with in the previous paragraphs:
a) five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;
b)     from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law 6404/76, thirty-five percent (35%) shall be allocated to pay the mandatory dividend to all its shareholders;

c)     an amount not higher than sixty-eight point eight seven five percent (68.875%) of the net profits shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.

c) an amount not exceeding  65% (sixty five per cent) of the net profits for setting up the Investments Reserve, in order to underwrite the expansion of the activities of the Company and its subsidiaries, including through subscriptions to capital increases or establishing new enterprises.
Alteration introduced only to adjust the percentage of this line to the other percentages in this same paragraph.
Paragraph 4 – The reserve set out in item (c) of paragraph 2 may not exceed eighty percent (80%) of the share capital.  Upon reaching this limit, the General Meeting shall resolve either to distribute the balance to the shareholders or increase the share capital.
	Unchanged.	Not applicable.
CHAPTER VII LIQUIDATION, WINDING-UP AND EXTINGUISHMENT	Unchanged.	Not applicable.
Article 37 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the General Meeting.	Unchanged.	Not applicable.
Paragraph 1 – The manner of liquidation shall be determined at a General Meeting, which shall also elect the Fiscal Council that will operate in the liquidation period.
Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.
	Unchanged.	Not applicable.

CHAPTER VIII MISCELLANEOUS	Unchanged.	Not applicable.
Article 38 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the General Meeting.
	Unchanged.	Not applicable.
Sole Paragraph – The dividends not received or claimed shall lapse within three years from the date on which they were placed at the disposal of the shareholder, and shall inure to the benefit of the Company.
	Unchanged.	Not applicable.
Article 39 – The percentage of the minimum mandatory dividend, established in item (b) of paragraph 3 of Article 36 of these By-laws, may not be reduced during the period of thirty (30) years after July 1, 1999.
	Unchanged.	Not applicable.
Article 40 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law 6404/76, and the management shall refrain from registering transfers of shares in violation of the respective terms and the Chairman of the General Meeting or of the Board of Directors shall refrain from computing votes unfavorable to such agreements.
	Unchanged.	Not applicable.

Article 41 – The Company will assure the Executive Board and the Fiscal Council members, or the members of any corporate entities with technical functions set up to advise the Management of legal defense in lawsuits and administrative proceedings filed by third parties during or after the respective terms of office held thereby for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees and indemnizations arising from such proceedings.
§ 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with mandates issued by the Company or the subsidiaries thereof.
§ 2 – If any of the persons mentioned in the caption of this Article or in Paragraph 1 be sentenced through a final court decision due to negligent or criminal conduct, the Company must be reimbursed thereby for all costs and expenses outlaid on legal assistance, as set forth in the law.”

Proposal presented by the Management aligned with the recommendation issued by the Brazilian Institute for Corporate Governance (IBGC) in its Practical Handbook of Statutory Recommendations and with market practices, in order to regulate the procedures required to defend the management and the employees fulfilling their mandates for matters arising from the exercise of their functions.  From the juridical standpoint, this is intended to establish clear rules for the defense and indemnization of such corporate representatives, at the same time as ensuring its indemnization in cases of misguided or criminal conduct.  As an economic effect, this is intended to ensure clearly-defined rules for insurance taken out by the Company, aligned with market practices.

ANNEX VI (b): CONSOLIDATED BY-LAWS

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [NATIONAL TAXPAYER’S REGISTRY] NO. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770
A Publicly-Held Company

BY-LAWS

CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV is a joint-stock company (sociedade por ações), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company shall have its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of the Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)	the production and trading of beer, concentrates, soft drinks and other beverages;

b)
the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above;

c)
the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)	the packaging and wrapping of any of the products belonging to it or to third parties;

e)
the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)	the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)
the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)	the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i)	the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)	the importation of anything necessary for its industry and trade;

k)	the exportation of its products;

l)	the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)
the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate period of time.

CHAPTER II
SHARE CAPITAL AND SHARES

Article 5 – The capital stock is of R$ 7,367,404,495.90, divided into 619,372,529 shares, of which 348,210,538 are common shares and 271,161,991 are preferred shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – Preferred shares:

a)	shall not be entitled to voting rights and may not be converted into common shares;

b)	shall have preference in capital reimbursement in the event of liquidation of the Company; and

c)	shall have the right to receive cash dividends 10% higher than those paid to common shares.

Article 7 – Nonvoting preferred shares may represent up to two thirds (2/3) of the total shares issued by the Company.

Article 8 – The Company is authorized, up to the maximum limit permitted by law, to create and/or issue, as a result of subscription, stock dividends or splitting, new classes of preferred shares, voting or nonvoting, even if entailing more benefits than those previously existing, and establish their respective preferences, advantages, conditions for redemption, amortization or conversion.

Paragraph 1 – The Company may increase the number of preferred shares of any class, irrespective of whether the proportion with the other classes of preferred shares or common shares is maintained, and further increase the common shares without observing the proportion with preferred shares.

Paragraph 2 – Nonvoting preferred shares entitled to fixed or minimum dividends, when issued, shall be entitled to exercise such right if the Company fails to pay the fixed or minimum dividends to which it may be entitled during three consecutive fiscal years, which right shall be maintained until payment, if such dividends are non-cumulative, or until the cumulative dividends in arrears have been paid, all in accordance with paragraph 1 of article 111 of Law 6404/76.

Article 9 – The Company is authorized to increase its share capital up to the limit of seven hundred million (700,000,000) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (article 172, sole paragraph, of Law 6404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights in connection with any issuance of shares after such subscription.

Article 10 – The issue of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6404/76.

Article 11 – The Board of Directors may, based on a plan approved by the General Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 12 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III
GENERAL MEETINGS

Article 13 – The General Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 14 – General Meetings shall be convened and presided over by the shareholders then chosen, which may appoint up to two secretaries.

Article 15 – Any resolutions of the General Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 16 – Annual General Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 17 – Extraordinary General Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV
MANAGEMENT OF THE COMPANY

Article 18 – The Company shall be managed by a Board of Directors and an Executive Board, pursuant to law and these By-laws.

Paragraph 1 – The General Meeting shall establish the aggregate compensation of Management, which shall be apportioned by the Board of Directors, as provided for in Article 24 hereof.

Paragraph 2 – The management must take part in the Manual for Disclosure and Information Use and Policies for Trading Securities Issued by the Company, by signing the Declaration of Compliance.

Paragraph 3 – The investiture of the Company’s Managers, elected pursuant to these By-laws, will be conditioned to the underwrite by those managers of the Term of Acceptance, foreseen in the Rules of Corporate Governance Best Practices – Level 1 of the São Paulo Stock Exchange (BOVESPA).

SECTION I
BOARD OF DIRECTORS

Article 19 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, all shareholders, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each General Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Meeting.

Paragraph 2 - The Board of Directors may determine the creation of committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6.404/76  shall apply to non-members of the Board of Directors.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall take office upon the signing of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The member of the Board of Directors shall have an indisputable reputation, and cannot be elected, unless waived by the General Meeting, if (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Member of the Board cannot be exercised in case the same preventing are configured.

Paragraph 5- It is prohibited, in the form of article 115, paragraph 1 of Law 6404/76 the exercise of the voting rights in the election of the Members of the Board of Directors in circumstances that characterize conflict of interest with the Company.

Article 20 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the Board’s members, immediately after said members are instated.

Article 21 - The Board shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 22 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Board Members may attend meetings by telephone, videoconferencing or telepresence.  In this case, the Board Member will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in Minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, the Co-chairmen shall not have the casting vote, except their own personal votes.

Paragraph 3 – The Member of the Board shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.

Article 23 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the Board of Directors. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 24 – The Board of Directors shall resolve on the matters listed below:

a)	establish the general policy of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)	approve the annual investment budget of the Company;

c)	approve the five-year strategic plan of the Company;

d)	elect and dismiss the Company's Officers, and set their attributions;

e)	supervise the management of the Executive Board, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)	attribute, from the aggregate value of the compensation established by the General Meeting, the monthly fees of each of the members of the Company's Management;

g)
define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, superintendents or employees in equivalent direction positions) of the Company;

h)	appoint the Company's independent auditors;

i)	resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)	provide a previous manifestation on the management's report, the Executive Board's accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)	submit to the General Meeting the form of allocation of the net profits for the year;

l)	call Annual General Meetings and, whenever it may deem advisable, Extraordinary General Meetings;

m)
approve any business or agreements between the Company and/or any of its controlled companies, management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)
approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company;

o)
approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)
approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies;

q)
approve the granting of loans and rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)
approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)	resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)	resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)	authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, with due regard for applicable law;

v)	resolve on the issuance of trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)	resolve on the issuance of unconvertible debentures not bearing collateral, under the terms of article 59 paragraph 1 of Law 6404/76

x)
authorize the disposal of fixed assets, expect for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)	perform the other legal duties assigned thereto at the General Meeting or in these By-laws; and

z)	resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in General Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II
EXECUTIVE BOARD

Article 25 – The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or not, of whom one shall be the Chief Executive Officer, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall take office by signing the respective statement drawn up in the appropriate register and shall hold their positions until their successors take office.

Article 26 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary and, at the very least, once a month, its being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Paragraph 1 – The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board’s members. No Executive Officer shall have the casting vote.

Paragraph 2 – Officers may attend meetings by telephone, videoconferencing or telepresence.  In this case, the Director will be deemed to attend the meeting to ascertain the quorum for declaring it open and voting, with the vote cast thereby being deemed valid for all legal purposes.

Article 27 – The Minutes of the Meetings and the resolutions of the Executive Board shall be recorded in the appropriate register.

Article 28 – It is the Chief Executive Officer’s responsibility to:

a)       Submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)       Formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Annual General Meeting and of the Board of Directors, with the participation of the other Executive Officers;

c)       Supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)       Coordinate and oversee the activities of the Executive Board; and

e)       Exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 30 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – Signing of the documents listed above may be delegated, and may be signed by an attorney-in-fact jointly with a member of the Executive Board, or by two attorneys-in-fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are signed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers, without the formalities set out in this Article, as regards receipt of service of process or judicial notices and rendering of personal deposition.

Paragraph 3 – The Executive Board, represented in the form set forth in this Article, is responsible, independent from deliberations of the Board of Directors, for the activities referred to in items “o”, “q”, “r” and “x” of Article 24, excluding the exceptions or amounts below the established limits.

CHAPTER V
FISCAL COUNCIL

Article 31 – The Company shall maintain a Fiscal Council, made up of three (3) to five (5) members and an equal number of alternates, on a permanent basis. All of its members shall be elected at a General Meeting and may be removed through such a meeting at any time. Their term of office shall expire at the first Annual General Meeting to be held following their election and they can be reelected.

Paragraph 1 – In order for the Fiscal Council to be able to operate, it shall be required that the majority of its members be in attendance.

Paragraph 2 - It shall be incumbent upon the Fiscal Council to elect its Chairman in the first session to be held after its instatement.

Paragraph 3 - In addition to the duties conferred upon it by these By-laws and by law, the Council shall establish in its internal by-laws procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and subjects related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraphs 2 and 3 of Article 18 of these By-laws apply to the members of the Fiscal Council.

Article 32 – The Fiscal Council shall cease its operation at the first Annual General Meeting following its installation, and its members may be reelected.

Article 33 – The compensation of the Fiscal Council's members shall be established by the General Meeting that elects them.

CHAPTER VI

FINANCIAL YEAR, BALANCE SHEET AND PROFITS

Article 34 – The financial year shall have the duration of one year, and shall end on the last day of December each year.

Article 35 - At the end of each financial year, the financial statements established in law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law Nº 6404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 36 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)	the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors;

b)	the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it might be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income for the year, obtained after the deductions dealt with in the previous paragraphs:

a)	five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;

b)
from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law 6404/76, thirty-five percent (35%) shall be allocated to pay the mandatory dividend to all its shareholders;

c)
an amount not higher than sixty-five percent (65%) of the net profits, shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.

Paragraph 4 – The reserve set out in item (c) of paragraph 2 may not exceed eighty percent (80%) of the share capital. Upon reaching this limit, the General Meeting shall resolve either to distribute the balance to the shareholders or increase the share capital.

CHAPTER VII
LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 37 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the General Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a General Meeting, which shall also elect the Fiscal Council that will operate in the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII
MISCELLANEOUS

Article 38 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the General Meeting.

Sole Paragraph – The dividends not received or claimed shall lapse within three years from the date on which they were placed at the disposal of the shareholder, and shall inure to the benefit of the Company.

Article 39 – The percentage of the minimum mandatory dividend, established in item (b) of paragraph 3 of Article 36 of these By-laws, may not be reduced during the period of thirty (30) years after July 1, 1999.

Article 40 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law 6404/76, and the management shall refrain from registering transfers of shares in violation of the respective terms and the Chairman of the General Meeting or of the Board of Directors shall refrain from computing votes unfavorable to such agreements.

Article 41 – The Company will assure the Executive Board and the Fiscal Council members, or the members of any corporate entities with technical functions set up to advise the Management of legal defense in lawsuits and administrative proceedings filed by third parties during or after the respective terms of office held thereby for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees and indemnizations arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with mandates issued by the Company or the subsidiaries thereof.

Paragraph 2 – If any of the persons mentioned in the caption of this Article or in Paragraph 1 be sentenced through a final court decision due to negligent or criminal conduct, the Company must be reimbursed thereby for all costs and expenses outlaid on legal assistance, as set forth in the law.

ANNEX VII

(pursuant to Annex 13 of CVM Instruction Nº 481 dated December 17, 2009)

1.  Copy of the Proposed Plan

Stock Option Plan

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ/MF Nº 02.808.708/0001-07

Listed Company

REVISITATION OF THE STOCK OPTION PLAN
Approved by the Extraordinary General Meeting held on September 14, 2000
Revisited and amended by the Extraordinary General Meetings held on April 20, 2006,
April 27, 2007 and April 28, 2010

1.  OBJECTIVES OF THE PLAN

1.1.  The objectives of the Stock Purchase Option Plan of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AmBev (“Company”), established in compliance with Article 168, § 3, Law N. 6,404/76, and hereinafter referred to as the PLAN, approved in the General Meeting held on September 14th, 2000 (the “AmBev Plan 2000”), and revisited on April 20, 2006, April 27, 2007 and April 28, 2010, are the following:

a) to better encourage the expansion, success and achievement of the corporate objectives of the Company and the benefit of its shareholders, allowing senior employees and executives to acquire shares of the Company under the terms and conditions, and in the manner stipulated in the PLAN, thus encouraging the integration of these executives and employees with the Company

b) to allow the Company to obtain and maintain the services of senior employees and executives in a more effective way, offering such employees and executives the additional advantage of becoming shareholders of the Company, pursuant to the terms and conditions stipulated in the PLAN.

2.  ADMINISTRATION OF THE PLAN

2.1.  The Plan will be managed by the Board of Directors of the Company.

2.2.  The Board of Directors shall have extensive powers, in accordance with the basic terms and conditions of the PLAN, taking all necessary and adequate measures for its management.

2.3.  The Board of Directors will periodically establish STOCK OPTION PROGRAMS (each of which being a “PROGRAM”), which, always in accordance with the general conditions set forth herein, will define: (i) the persons eligible to receive options under the PLAN; (ii) the number and type of shares issued by the Company covered by each option granted; (iii) the EXERCISE PRICE for each option; (iv) the vesting period during which the option may not be exercised (either fully or partially), the option exercise periods and the option exercise deadlines; (v) the rules on option transfers and any constraints imposed on shares received through exercising the options; (vi) the rules applicable to the resignation, departure, retirement, demise or permanent disability of Beneficiaries; (vii) possible penalties for failure to comply with the obligations; (viii) the possible overall corporate performance targets of the COMPANY and other conditions established for the full or total exercise of the options and the acquisition or transfer of the corresponding shares; (ix) other definitions set forth in this PLAN to be established for each PROGRAM; and (x) any other terms and conditions not running counter to the matters set forth in this PLAN.  The Board of Directors may extend (but not bring forward) the deadline for exercising options under PROGRAMS still in effect.

2.4.  The Board of Directors may establish the division of a lot of shares to be granted under a specific PROGRAM, into sub-lots, with each of these sub-lots being endowed with its own specific characteristics, terms and conditions.

2.5.  At any time, the Board of Directors may: (i) alter or terminate the PLAN; (ii) establish the regulations applicable to matters not yet addressed; or (iii) extend but never bring forward the deadline for the exercise of options still in effect.

2.6.  Notwithstanding the provisions set forth above, the Board of Directors may not alter the provisions regarding the qualification for participating in the PLAN, and no modification or termination of the PLAN may alter or adversely affect any rights or obligations under any existing agreement regarding purchase option grants without the consent of the holder thereof.

2.7.  The decisions taken by the Board of Directors are binding on the Company and the Beneficiaries for all matters related to the PLAN.

3.  ELIGIBLE EXECUTIVES AND EMPLOYEES

3.1.  The senior employees and executives of the Company and its controlled companies, whether direct or indirect (included in the concept Company for the purposes of this PLAN), are qualified to participate in the PLAN. For each PROGRAM and according to each PROGRAM, the Board of Directors will select those entitled to be granted the option (“Beneficiaries”).

3.2.  The Board of Directors may add new Beneficiaries to PROGRAMS under way, deciding on the number of shares that the Beneficiary will have the right to acquire and adjusting the EXERCISE PRICE.

4.  SHARES INCLUDED IN THE PLAN

4.1.  The Company may offer shares held in the treasury for acquisition by the Beneficiaries of the PLAN, also through American Depositary Receipts, subject to all necessary approvals from the relevant regulatory agencies.

4.2.  Pursuant to Article 171, § 3, of Law No. 6,404/76, the shareholders will have no right of first refusal or preemptive right on the occasion of the establishment of the PLAN or the exercise of the stock purchase options derived from the PLAN.

5.  EXERCISE PRICE

5.1.  Pursuant to item 6.2, the Beneficiary will acquire one or more shares or ADRs against payment of the exercise price (“EXERCISE PRICE”) to be established by the Board of Directors, in compliance with one of the criteria set forth below:

(i)	the closing price of shares issued by the Company of the same type as those covered by the option for the trading session immediately prior to the date of the grant thereof; or

(ii)
the average closing price of the above-mentioned shares traded on the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) or, as applicable (for example, for the employees of subsidiaries headquartered outside Brazil), the average closing price of ADRs traded on the New York Stock Exchange (NYSE) during a specific period prior to the date on which the option is granted.

5.1.1.  The Board of Directors may decide to apply a discount of up to 10% (ten percent) to the exercise price, without adversely affecting the provision set forth in items 5.1.2 and 6.2.

5.1.2.  The Board of Directors may address the possibility of the Beneficiary allocating a portion of the annual stipend paid out by the Company thereto as a bonus or as profit sharing, net of income tax and other related charges due thereon (“Bonus”), to the acquisition of shares arising from the exercise of the options granted.  In this case, the Board of Directors may also establish specific incentive conditions for allocating the Bonus related, among other aspects, to the options addressed by the grant, their number, duration, price and form of exercise.

5.2.  The EXERCISE PRICE shall be paid as set forth in each PROGRAM.

5.3.  The options will be exercised within the periods and deadlines established by each PROGRAM.

6.  OPTION TERMS AND CONDITIONS

6.1.  The terms and conditions for each option granted under the PLAN will be established in the Stock Purchase Agreement executed by the Beneficiary (the “Agreement”), with reference to the PROGRAM established by the Board of Directors, defining among other conditions:

a) the number and type of shares to be transferred through the total or partial exercise of each option;

b) the duration of the option and the date on which the exercise of the option and all rights arising therefrom will expire;

c) rules on option transfers, constraints applicable to the transfer of shares received through exercising the option, the deadline for transferring the shares covered by each option and provisions on penalties, which will be established by the Board of Directors in order to prevent the option being transferred to third parties; and

d) any other terms and conditions not contrary to the guidelines of the PLAN and the PROGRAM.

6.2.  The options granted in compliance with the terms set forth in this PLAN may cover one or more shares or ADRs, with the transfer thereof being subject to different periods, in addition to specific terms and conditions (such as the Beneficiary continuing to hold a position with the Company, compliance with the share lock-up periods and meeting the possible future corporate performance goals), as established by the Board of Directors for each Program.

6.3.  The Contracts mentioned in this item and those confirming subscription and/or acquisition of the shares and the constraints imposed thereby on the free availability of the shares will constitute a Shareholders’ Agreement for all the purposes set forth in Article 118 of Law Nº 6,404/76 and will be registered in the Company books.

7.  DIVESTMENT OF THE SHARES

7.1.  Unless otherwise decided by the Board of Directors, the shareholder may only sell, transfer or dispose, in any manner whatsoever, of the Company shares originally acquired under the aegis of the PLAN as well as those that may be acquired thereby through bonuses, stock splits, subscription or any other form of acquisition, provided that such rights have derived for the acquirer of the ownership of the shares covered by the PLAN (identified herein only as the “Shares”), if the minimum non-availability period established for each PROGRAM, which shall never be inferior to 3 (three) years as of the data of grant of the option, has expired.

7.2.  The shareholder hereby agrees not to offer the Shares as collateral, not to encumber them or establish any type of lien thereon.

7.3.  The Company will register the transfer of Shares under the PLAN on the date of the acquisition of the Shares, and the Shares shall remain unavailable for the period established in the PROGRAM.

7.4.  The Board of Directors may establish the right of first refusal for the Company to acquire the shares addressed by the PLAN, under the terms and conditions set forth in the respective PROGRAM.

7.5 Under the hypothesis set forth in item 7.4, the Company may indicate one or more third parties for exercising the right of first refusal, either Beneficiaries of the PLAN or not.

8.  CONTINUING WITH THE COMPANY

8.1.  No provision in the PLAN or option granted under the PLAN will confer rights on any Beneficiary with regard to remaining in the position of an executive and/or employee of the Company, and will not in any manner whatsoever affect the rights of the Company to rescind the employment contract at any time and/or to interrupt the term of office of the executive.

9.  RESIGNATION, RETIREMENT, DISABILITY OR DEMISE OF BENEFICIARIES

9.1.  For each PROGRAM, the Board of Directors will establish the rules applicable to cases where the Beneficiaries leave the Company due to the termination of a work contract, the expiry of a term of office, resignation or withdrawal from an executive position, as well as retirement, permanent disability or demise of Beneficiaries.

10.  CONSTRAINTS ON OPTION-HOLDER RIGHTS

10.1.  No Beneficiary will have any rights or obligations inherent to the shareholders of the Company, except those mentioned specifically by the PLAN or PROGRAM(S), in terms of the options.  The shares covered by the options, once subscribed or acquired under the terms set forth in the PLAN will assure the holders thereof the same rights and advantages for shares of the same type held by the other shareholders of the Company, without adversely affecting any constraints to which the shares may be subject, as set forth in items 6.2 and 7.1 above.

10.2.  No Share will be handed over to the Beneficiary through the exercise of the option unless all the legal and regulatory requirements have been fully complied with.

11.  ADJUSTMENTS

11.1.  If the number of shares in the Company is increased or reduced, or if the Shares are swapped for different types or classes, as a result of stock bonuses, grouping or splits, or other types of corporate restructuring giving rise to the same outcomes, the appropriate adjustments will then be undertaken to the number of Shares for which the options have been granted and not exercised. Any adjustments to the options will be undertaken with no alteration to the total purchase value applicable to the non-exercised portion of the option, but with the adjustment corresponding to the price of each Share or any share unit covered by the option.

11.2.  At the discretion of the Board of Directors and as established for each PROGRAM, the value of the dividends and interest on own capital paid out by the Company from the date on which the option was granted through to the date of the exercise thereof may be deducted from the exercise price.

11.2.1.  The Board of Directors may also adjust the number of shares to which the Beneficiary has the right, without altering the overall amount, represented by multiplying the EXERCISE PRICE by the original number of options granted, in order to assign an additional number of shares thereto.  This additional amount will correspond to the shares that the Beneficiary could acquire under the criteria established for the PROGRAM, if he had already acquired the shares addressed by the options granted, received the corresponding distribution of profits (as dividends and interest on own capital) and reinvested this amount in shares, with the Board of Directors being empowered to endow this adjustment with a cumulative aspect.

11.3. The Board of Directors will establish the rules applicable to cases involving the dissolution, transformation, take-over, merger, spin-off, split or restructuring of the Company.

12.  STARTING AND TERMINATION DATES OF THE PLAN

12.1.  With the modifications set forth herein, the PLAN will enter into effect with the approval thereof by the General Meeting of the Company and may be terminated at any time through a decision taken by the Board of Directors of the Company, without adversely affecting the prevalence of the constraints on the tradability of the shares and/or the right of first refusal that may be established.

13.  PROXY

13.1.  In order to ensure the flawless implementation of the provisions set forth in the PLAN, the PROGRAM(S) and the Contract(s), the Beneficiary must appoint and establish the Company as its duly-accredited legal representative and proxy on an irrevocable and irretractable manner, conferring powers thereon to sign all necessary acts, including with the purpose of sub-granting the powers granted herein.

14.  SUPPLEMENTARY OBLIGATIONS

14.1.  In addition to the obligations accepted through the Agreement, the Parties hereby agree to comply fully and completely with the conditions of the PLAN and the supplementary documents. The signature of the Agreement will imply specific acceptance of all the terms of the PLAN and the Agreement by the Beneficiary.

15.  SPECIFIC PERFORMANCE

15.1.  The obligations in the PLAN and Agreement are accepted on an irrevocable basis, valid as an extrajudicial executive title in terms of civil procedural law, being binding on the contracting parties and the successors thereto of any type whatsoever, at all times. The Parties hereby agree that such obligations are open to specific performance, pursuant to Articles 466-B and 466-C of the Brazilian Civil Procedural Law Code.

16.  ASSIGNMENT

16.1.  The rights and obligations arising from the PLAN and the Agreement may not be assigned or transferred either fully or partially by any of the Parties, nor may they be put up as collateral covering obligations, without the prior written consent of the other Party.

17.  NOVATION

17.1.  It is expressly agreed that should any of the Parties refrain from exercising any right, power, resource or faculty guaranteed by Law, the PLAN, or the Agreement, this will not constitute novation, nor any possible future tolerance for late compliance with any obligations by any of the Parties, which will not prevent the other Party from exercising such rights, powers, resources or faculties at any time whatsoever, and at its sole discretion, which are cumulative and do not exclude those stipulated by Brazilian Law.

18.  TEMPORARY PROVISIONS

18.1.  The holders of stock purchase options granted on the basis of PROGRAMS prior to the latest revision of this PLAN, who still hold valid options that have not yet been exercised, may exercise them under the terms and conditions originally established in the corresponding Contract signed with the Company.

19.  LAW COURTS

19.1.  The Central Law Courts of São Paulo, São Paulo State are hereby elected, excluding any other no matter how privileged it may be, to settle any disputes that may arise with regard to the PLAN, the PROGRAMS or the Agreement.

2.  Main Characteristics of the Proposed Plan

a.      Potential beneficiaries

The potential beneficiaries of the Proposed Plan are the executives and senior employees of the Company and its direct or indirect subsidiaries.  For each option granted under a specific Program, the Board of Directors will select the recipients with the right to such awards, and may also add new Beneficiaries to Programs under way.

b.      Maximum Nº of options to be granted

There is no limit to the number of options that may be granted under the aegis of the Plan.

c.      Maximum Nº of shares covered by the Plan

Just as there is no limit to the number of options that may be granted, there are also no constraints on the maximum number of shares covered by the Plan.

d.      Acquisition Conditions

In compliance with the provisions of the Plan, its goals and the constraints established thereby, the Board of Directors will be empowered to determine the specific conditions applicable to options granted under the aegis of the Proposed Plan.  These conditions especially include the exercise price, the vesting periods during which the options may not be exercised, the periods and deadlines for exercising the options, and possible future overall performance targets for the Company that must be attained as a condition for exercising the options or the transfer of the corresponding shares, among others.

Furthermore, the Board of Directors may address the possibility of the Beneficiary allocating a portion of the annual stipend paid out by the Company thereto as a bonus or as profit sharing, net of income tax and other related charges due thereon, to the acquisition of shares arising from the exercise of the options granted.

e.  Detailed criteria for establishing the exercise price

The options exercise price must comply with one of the following two criteria: (i) the closing price of shares of the same type for the trading session immediately prior to the date of the grant thereof; or (ii) the average closing price of shares of the same type over a specific period prior to the date on which the options are granted, traded on the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) or, as applicable (for example, for the employees of subsidiary companies headquartered outside Brazil), the average closing price of ADRs traded on the New York Stock Exchange (NYSE).

Under the Proposed Plan, the Board of Directors will be empowered to establish the exercise price applicable to each option granted, to which a discount of up to 10% (ten percent) may be applied.  There is a also a possibility that each option may cover more than one share or ADR issued by the Company, with the transfer thereof being subject to different periods, in addition to specific terms and conditions (such as the Beneficiary continuing to hold a position with the Company, compliance with the share lock-up periods and meeting the possible future corporate performance goals), as established by the Board of Directors for each Program.  Furthermore, should the Board of Directors address the possibility of the Beneficiary allocating a portion of his annual bonus to the acquisition of shares arising from the exercise of the options granted, the Board of Directors may also establish special conditions as an incentive to allocate the annual bonus, such as quantity, period, price and manner of exercise.

f.       criteria for establishing the exercise deadline

As mentioned above in item “d”, and pursuant to the long term commitment goals and the constraints established by the Plan, the Board of Directors will be empowered to set the exercise deadlines for the options, including possible future lock-up periods during which the options may not be exercised or the corresponding shares transferred, as well as the periods and deadlines for exercising the options and the lapse dates after which the options are no longer valid.

g.      Manner of settlement of the options

The Company must use the shares held in Treasury when the options are exercised, or ADRs based on shares issued by the Company.  Moreover, the Company may also issue new shares, with the corresponding capital increase, always within the limits of the authorized capital, as decided by the Board of Directors.

The exercise price will always be payable in cash by the Beneficiaries when exercising the corresponding options.

h.  Criteria and events that may result in the suspension, alteration or termination of the Plan when ascertained

The Plan may be altered or terminated by the Board of Directors.  Notwithstanding the sphere of competence of the Board of Directors, no decision may alter the rights and obligations of any Contract still in effect.

Additionally, in case of dissolution, transformation, take-over, acquisition, merger, split, spin-off or restructuring of the Company, the existing options will be subject to the rules established by the Board of Directors for this matter.

3.  Justification of the Proposed Plan

a.           main purposes of the Plan:

The main purposes of the Plan are: (a) to encourage the expansion of the Company and successful performances pursuing its registered corporate purposes and the interests of its shareholders, aligning interests by allowing executives and senior employees to acquire shares issued by the Company, encouraging integration between the Company and its shareholders; and (b) allowing the Company to obtain and maintain the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company.

b.           how the Plan contributes to these goals

The possibility of acquiring shares issued by the Company under advantageous conditions allows considerable incentives to be introduced for the employees and managers of the Company to commit to creating value.  The Beneficiaries are invited to allocate their own funds to purchasing shares, so that they must strive to ensure future increases in value, as they will be fully available for divestment only over the long term, thus also striving to ensure that the Company retains its executives and senior employees.

c.           how the Plan fits into the Company remuneration policy

This Plan is part of the variable remuneration mechanism of the Company, in this case inclined strongly towards encouraging the firm commitment of its employees to its corporate performance over the long term.  The Plan includes elements that encourage the immediate commitment of the Beneficiaries through allocating their own funds to exercising options, while on the other hand allowing attractive returns should the Company share value rise, in addition to ensuring shareholder payback over the long term.

d.           how the Plan aligns the interests of the Management and the Company over the short, medium and long terms

The options granted under this Plan must make provision for mechanisms that allow the alignment of the interests of the Management over different time frames, despite the fact that the higher goals of the Plan are related to the alignment of interests over the long term.

Depending on the structure of the options granted under the aegis of each specific Program to be approved, the immediate allocation of beneficiary funds will be permitted in order to exercise the options, representing a short term commitment for the Beneficiary.

Over the medium and long terms, the proposed model includes the immediate exercise of all the options, although establishing provisions whereby (i) the shares transferred when exercising the option may not be divested for a lock-up period of at least 3 (three) years, and (ii) part of the shares may be subject to future transfer under certain specific conditions.

4.  Estimated Expenses arising from the Proposed Plan

The fair value of options granted under the Plan with lock-up periods is priced on the basis of the Hull Binomial Model and in compliance with the requirements set forth in Technical Pronouncement CPC 10 – Share-Based Payment.  However, as there is no limit to the number of options that may be granted under the aegis of the Plan, it is not possible to calculate the expenses incurred through the implementation of the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer